As filed with the Securities and Exchange Commission on April 14, 2006.
Registration No. 333-132080

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SYNCHRONOSS TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7371 (Computer Programming Services) (Primary Standard Industrial Classification Code Number)	06-1594540 (I.R.S. Employer Identification Number)
750 Route 202 South
Sixth Floor
Bridgewater, NJ 08807
(866) 620-3940

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
Stephen G. Waldis
Chairman of the Board of Directors, President and Chief Executive Officer
750 Route 202 South
Sixth Floor
Bridgewater, NJ 08807
(866) 620-3940

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Marc F. Dupré Angela N. Clement Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 610 Lincoln Street Waltham, Massachusetts 02451 Telephone: (781) 890-8800 Telecopy: (781) 622-1622	Keith F. Higgins Ropes & Gray LLP One International Place Boston, Massachusetts 02110 Telephone: (617) 951-7000 Telecopy: (617) 951-7050

       Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐
       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
       If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2006.
                            Shares
SYNCHRONOSS TECHNOLOGIES, INC.
Common Stock

       Synchronoss Technologies, Inc. is offering                      shares of its common stock and the selling stockholders are offering                      shares of common stock. We will not receive any proceeds from the sale of shares by selling stockholders. This is the initial public offering of our common stock.
Prior to this offering, there has been no public market for the common stock. The initial public offering price is expected to be between $          and $           per share.
       We have applied to list the common stock on The Nasdaq Stock Market’s National Market under the symbol “SNCR.”
       Investing in the common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 11 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Proceeds to
		Underwriting	Synchronoss	Proceeds to
	Price to	Discounts and	Technologies,	Selling
	Public	Commissions	Inc.	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$
       To the extent that the underwriters sell more than                      shares of common stock, the underwriters have the option to purchase up to an additional                      shares from Synchronoss and selling stockholders at the initial public offering price less the underwriting discount.

       The underwriters expect to deliver the shares of common stock on or about                     , 2006.

Goldman, Sachs & Co.	Deutsche Bank Securities
Thomas Weisel Partners LLC
Prospectus dated                    , 2006.

       You should rely only on information contained in this document or that information to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY
       You should read the following summary together with the more detailed information regarding Synchronoss Technologies, Inc. and the common stock being sold in this offering in our financial statements and notes appearing elsewhere in this prospectus and our risk factors beginning on page      .
Synchronoss Technologies, Inc.
Our Business
       We are a leading provider of e-commerce transaction management solutions to the communications services marketplace based on our penetration into key providers of communications services. Our proprietary on-demand software platform enables communications service providers, or CSPs, to take, manage and provision orders and other customer-oriented transactions and create complex service bundles. We target complex and high-growth industry segments including wireless, Voice over Internet Protocol, or VoIP, wireline and other markets. We have designed our solution to be flexible, allowing us to meet the rapidly changing and converging services offered by CSPs. By simplifying technological complexities through the automation and integration of disparate systems, we enable CSPs to acquire, retain and service customers quickly, reliably and cost-effectively. Our industry-leading customers include Cingular Wireless, Vonage Holdings, Cablevision Systems, Level 3 Communications, Verizon Business, Clearwire, 360networks, Time Warner Cable, Comcast and AT&T. In particular, we have a long-standing relationship with Cingular Wireless, from whom we currently derive a substantial portion of our revenues. Our CSP customers use our platform and technology to service both consumer and business customers, including over 300 of the Fortune 500 companies.
       Our CSP customers rely on our services to speed, simplify and automate the process of activating their customers and delivering communications services across interconnected networks, focusing particularly on customers acquired through Internet-based channels. In addition, we offer and are targeting growth in services that automate other aspects of the CSPs’ ongoing customer relationships, such as product upgrades and customer care. Our ActivationNow® software platform provides seamless integration between customer-facing CSP applications and “back-office” or infrastructure-related systems and processes. Our platform streamlines these business processes, enhancing the customer experience and allowing us to offer reliable, guaranteed levels of service, which we believe is an important differentiator of our service offering.
       The majority of our revenues are generated from fees earned on each transaction processed utilizing our platform. We have increased our revenues rapidly, growing at a compound annual growth rate of 76% from 2001 to 2005. For 2005, we generated revenues of $54.2 million, a 99.4% increase over 2004. Our net income for the period was $12.4 million, versus a loss of approximately $0.01 million for the prior year.
Demand Drivers for Our E-Commerce Transaction Management Solutions
       Our services are capable of managing a wide variety of transactions across multiple CSP delivery models, allowing us to benefit from increased growth, complexity and technological change in the communications industry. As communications technology has evolved, new access networks, end-devices and applications with multiple features have emerged. This proliferation of services and advancement of technologies are accelerating subscriber growth and increasing the number of transactions between CSPs and their customers. Currently, growth in wireless services, the adoption of VoIP and the increasing importance of e-commerce are strongly driving demand for our transaction management solutions. In addition, we see an opportunity to provide our services to the high-growth market of bundled services (including voice, video, data and wireless) resulting from converging technology markets. We support and target transactions ranging from initial service activations to ongoing customer lifecycle transactions, such as additions, subtractions and changes to services. The need for CSPs to deliver these transactions efficiently increases demand for our on-demand software delivery model.
       The rapid emergence of all-digital, IP-based networks is causing the creation of telecommunications services to be less dependent on particular elements of network infrastructure. In this environment, CSPs are increasingly relying on intelligent software platform solutions such as our own to quickly develop new packages of service offerings. The critical driver of adoption of our services is shifting from cost reduction at CSPs to generating new revenues via on-demand service creation. In this environment, we believe our on-demand capabilities will be a major value-added difference to our CSPs and their largest customers.
Our Solution
       Our ActivationNow® software platform provides comprehensive e-commerce order processing, transaction management and provisioning. We have designed ActivationNow® to be a flexible, open and on-demand platform, offering a unique solution for managing transactions relating to a wide range of existing communications services as well as the rapid deployment of new services. In addition to handling large volumes of customer transactions quickly and efficiently, our solution is designed to recognize, isolate and address transactions when there is insufficient information or other erroneous process elements. Our solution also offers a centralized reporting platform that provides intelligent, real-time analytics around the entire workflow related to an e-commerce transaction. Our platform’s automation and ease of integration allows CSPs to lower the cost of new customer acquisition, enhance the accuracy and reliability of customer transactions, and respond rapidly to competitive market conditions. The following key strengths differentiate us:

Leading Provider of Transaction Management Solutions to the Communications Services Market. We offer what we believe to be the most advanced e-commerce customer transaction management solution to the communications market. Our industry leading position is built upon the strength of our platform and our extensive experience and expertise in identifying and addressing the complex needs of leading CSPs.

Well Positioned to Benefit from High Industry Growth Areas and E-Commerce. We believe we are positioned to capitalize on the development, proliferation and convergence of communications services, including wireless and VoIP and the adoption of e-commerce as a critical customer channel. Our ActivationNow® platform is designed to be flexible and scalable to meet the demanding requirements of the evolving communications services industry, allowing us to participate in the highest growth and most attractive industry segments.

Differentiated Approach to Non-Automated Processes. Due to a variety of factors, CSP systems frequently encounter customer transactions with insufficient information or other erroneous process elements. These so-called exceptions, which tend to be particularly common in the early phases of a service roll-out, require non-automated, often time-consuming handling. We believe our ability to address what we refer to as “exception handling” is one of our key differentiators. Our solution identifies, corrects and processes non-automated transactions and exceptions in real-time. Importantly, as exception handling matures within a service, an increasing number of transactions can become automated, which can result in increased operating leverage for our business.

Transaction-Based Model with High Revenue Visibility. We believe the characteristics of our business model enhance the predictability of our revenues. We are generally the exclusive provider of the services we offer to our customers and benefit from contracts of 12 to 48 months. The majority of our revenues are transaction-based, allowing us to gauge future revenues against patterns of transaction volumes and growth.

Trusted Partner, Deeply Embedded with Major, Influential Customers. We provide our services to market-leading wireline, wireless, cable, broadband and VoIP service providers including Cingular Wireless, Vonage Holdings, Cablevision Systems, Level 3 Communications, Verizon Business, Clearwire, 360networks, Time Warner Cable, Comcast and AT&T. The high value-added nature of our services and our proven performance track record make us an attractive, valuable and important partner for our customers. Our transaction management solution is tightly integrated into our customers’ critical infrastructure and embedded into their workflows, enabling us to develop deep and collaborative relationships with them.

On-Demand Offering that Enables Rapid, Cost-Effective Implementations. We provide our e-commerce customer transaction management solutions through an on-demand business model, which enables us to deliver our proprietary technology over the Internet as a service. Our customers do not have to make large and risky upfront investments in software, additional hardware, extensive implementation services and additional IT staff at their sites.

Experienced Senior Management Team. Each member of our senior management team has over 12 years of relevant industry experience, including prior employment with companies in the CSP, communications software and communications infrastructure industries.
Our Growth Strategy
       Our growth strategy is to establish our ActivationNow® platform as the premium platform for leading providers of communications services, while investing in extensions of the services portfolio. Key elements of this strategy are:

Expand Customer Base and Target New and Converged Industry Segments. The ActivationNow® platform is designed to address service providers and business models across the range of the communications services market, a capability we intend to exploit by targeting new industry segments such as cable operators, or MSOs, wireless broadband/ WiMAX operators and online content providers. Due to our deep domain expertise and ability to integrate our services across a variety of CSP networks, we believe we are well positioned to provide services to converging technology markets, such as providers offering integrated packages of voice, video, data and/or wireless service.

Continue to Exploit VoIP Industry Opportunities. We believe that customer demand for our existing VoIP services will continue to grow. Continued rapid VoIP industry growth will expand the market and demand for our services. Being the trusted partner to VoIP industry leaders, including Vonage Holdings, positions us well to benefit from the evolving needs, requirements and opportunities of the VoIP industry.

Enhance Current Wireless Industry Leadership. We currently process hundreds of thousands of wireless transactions every month, which are driven by increasing wireless subscribers and wireless subscriber churn resulting from local number portability, or LNP, service provider competition and other factors. Beyond traditional wireless service providers, we believe the fast-growing mobile virtual network operator, or MVNO, marketplace presents us with attractive growth opportunities.

Further Penetrate our Existing Customer Base. We derive significant growth from our existing customers as they continue to expand into new distribution channels, require new service offerings and increase transaction volumes. As CSPs expand consumer, business and indirect distribution, they require new transaction management solutions which drive increasing amounts of transactions over our platform. Many customers purchase multiple services from us, and we believe we are well-positioned to cross-sell additional services to customers who do not currently purchase our full services portfolio. In addition, the increasing importance and expansion of Internet-based e-commerce has led to increased focus by CSPs on their e-channel distribution, thus providing another opportunity for us to further penetrate existing customers.

Expand Into New Geographic Markets. Our current customers operate primarily in North America. We intend to utilize our extensive experience and expertise in North America to penetrate new geographic markets.

Maintain Technology Leadership. We intend to build upon our technology leadership by continuing to invest in research and development to increase the automation of processes and workflows, thus driving increased interest in our solutions by making it more economical for CSPs to use us as a third party solutions provider.
Our Corporate Information
       We were incorporated in Delaware in 2000. Our principal executive offices are located at 750 Route 202 South, Sixth Floor, Bridgewater, New Jersey 08807 and our telephone number is (866) 620-3940. Our Web site address is www.synchronoss.com. The information on, or that can be accessed through, our Web site is not part of this prospectus.

The Offering

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares.

Total	shares.

Over-allotment option offered by us	shares.

Over-allotment option offered by the selling stockholders	shares.

Total	shares.

Use of proceeds	Working capital and general corporate purposes. See “Use of Proceeds.”

Dividend policy	Currently, we do not anticipate paying cash dividends.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	SNCR
       The number of shares of our common stock to be outstanding following this offering is based on 23,971,651 shares of our common stock outstanding as of December 31, 2005 assuming the automatic conversion of all outstanding shares of our preferred stock into 13,549,256 shares of our common stock upon the closing of this offering, excluding:

•	1,079,480 shares of common stock issuable upon exercise of options outstanding as of December 31, 2005 at a weighted average exercise price of $1.40 per share;

•	980,923 shares of common stock reserved as of December 31, 2005 for future issuance under our stock-based compensation plans; and

•	94,828 shares of common stock issuable upon the exercise of a warrant, with an exercise price of $2.90 per share.
       Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the automatic conversion of all outstanding shares of our preferred stock into 13,549,256 shares of common stock, upon the closing of the offering;

•	the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the effectiveness of this offering; and

•	no exercise by the underwriters of their over-allotment option.

Summary Financial Data
       The following selected financial data should be read in conjunction with, and are qualified by reference to, the financial statements and related notes and “Management’s Discussions and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year Ended December 31,

	2003	2004	2005

	(in thousands, except per
	share data)
Statements of Operations Data:
Net revenues	$16,550	$27,191	$54,218
Costs and expenses
Cost of services ($9, $2,610 and $8,089 were purchased from a related party in 2003, 2004 and 2005, respectively)*	7,655	17,688	30,205
Research and development	3,160	3,324	5,689
Selling, general and administrative	4,053	4,340	7,544
Depreciation and amortization	2,919	2,127	2,305

Total costs and expenses	17,787	27,479	45,743

(Loss) income from operations	(1,237)	(288)	8,475
Interest and other income	321	320	258
Interest expense	(128)	(39)	(133)

(Loss) income before income tax benefit	(1,044)	(7)	8,600
Income tax benefit	—	—	3,829

Net (loss) income	(1,044)	(7)	12,429
Preferred stock accretion	(35)	(35)	(34)

Net (loss) income attributable to common stockholders	$(1,079)	$(42)	$12,395

Basic net (loss) income per share	$(0.11)	$(0.00)	$0.53

Diluted net (loss) income per share	$(0.11)	$(0.00)	$0.47

Shares used in computing basic net (loss) income per share**	9,838	10,244	23,508

Shares used in computing diluted net (loss) income per share**	9,838	10,244	26,204

Pro forma net income			$12,429

Pro forma net income per share:
Basic			$0.49

Diluted			$0.47

Pro forma weighted average common shares outstanding:
Basic			25,508

Diluted			26,204

				2005	2005
				Pro	Pro Forma
	2003	2004	2005	Forma	as adjusted

Balance Sheet Data:
Cash, cash equivalents and marketable securities	$13,556	$10,521	$16,002	$16,002
Working capital	7,944	8,077	21,774	21,774
Total assets	22,402	22,784	40,208	40,208
Total stockholders’ equity (deficiency)	(17,783)	(17,916)	(4,864)	30,073

*	Cost of services excludes depreciation and amortization which is shown separately.

**	See Note 2 in our audited financial statements for the basis of our EPS presentation.

       The pro forma column in the balance sheet data table above reflects the automatic conversion of all outstanding shares of our Series A and Series 1 convertible preferred stock into an aggregate of 13,549,256 shares of common stock upon completion of our initial public offering.
       Pro forma net income per share is computed using the weighted average number of common shares outstanding, including the effects of the automatic conversion of all outstanding Series A and Series 1 convertible preferred stock into shares of the Company’s common stock as if such conversion had occurred on January 1, 2005.
       The pro forma as adjusted column in the balance sheet data table above reflects (i) the conversion of all outstanding shares of preferred stock into common stock upon the effectiveness of this offering and (ii) our sale of                      shares of common stock in this offering, at an assumed initial public offering price of $           per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us and the application of our net proceeds from this offering.

RISK FACTORS
       This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.
Risks Related to Our Business and Industry
We have Substantial Customer Concentration, with One Customer Accounting for a Substantial Portion of our 2005 Revenues.
       We currently derive a significant portion of our revenues from one customer, Cingular Wireless. Our relationship with Cingular Wireless dates back to January 2001 when we began providing service to AT&T Wireless, which was subsequently acquired by Cingular Wireless. For the three months ended December 31, 2005, Cingular Wireless accounted for approximately 75% of our revenues, compared to 74% for the three months ended September 30, 2005, 84% for the three months ended June 30, 2005 and 89% for the three months ended March 31, 2005. Our three largest customers, Cingular Wireless, Vonage and Cablevision, accounted for between approximately 94% and 98% of our revenues in each of the quarters of 2005. For the three months ended December 31, 2005, and for the three months ended September 30, 2005, Vonage and Cablevision accounted for approximately 20% of our revenues. For the three months ended June 30, 2005, MCI and Cablevision accounted for approximately 12% of our revenues, and for the three months ended March 31, 2005, MCI and Level 3 accounted for the 9% of our revenues.
A Slow Down in Market Acceptance and Government Regulation of Voice over Internet Protocol Technology Could Negatively Impact Our Ability to Grow Our Revenues.
       Serving providers of Voice over Internet Protocol is an important part of our business plan. A slow down in market acceptance and increased government regulation of VoIP technology could negatively impact our ability to achieve and maintain profitability and grow our revenues. The success of one key element of our growth strategy depends upon the success of VoIP as an alternative to traditional forms of telephone communication. We began targeting the VoIP market in 2004. VoIP customers attributed approximately 5.33% or $2.9 million to our total revenues in 2005 and 0% or $0 in 2004.
The regulatory status of VoIP is not clear and, in early 2004, the Federal Communications Commission (“FCC”) opened a proceeding to establish the regulatory framework for Internet Protocol-enabled services, including VoIP. In this proceeding, the FCC will address various regulatory issues, including universal service, intercarrier compensation, numbering, disability access, consumer protection, and customer access to 911 emergency services. The outcome that the FCC reaches on these issues could have a material impact on our customers and potential customers and an adverse effect on our business. In addition, if access charges and tariffs are imposed on the use of Internet Protocol-enabled service, including VoIP, the cost of providing VoIP services would increase, which could have an adverse effect on our business.
       Market reluctance to embrace VoIP as an alternative to traditional forms of telephone communication and limitations and/or expenses incurred as a result of increased governmental regulation could negatively impact the growth prospects of a key target customer base, potentially impacting in a negative way our ability to successfully market certain of our products and services.

If We Do Not Adapt to Rapid Technological Change in the Communications Industry, We Could Lose Customers or Market Share.
       Our industry is characterized by rapid technological change and frequent new service offerings. Significant technological changes could make our technology and services obsolete, less marketable or less competitive. We must adapt to our rapidly changing market by continually improving the features, functionality, reliability and responsiveness of our transaction management services, and by developing new features, services and applications to meet changing customer needs. We may not be able to adapt to these challenges or respond successfully or in a cost-effective way. Our failure to do so would adversely affect our ability to compete and retain customers or market share.
The Success of Our Business Depends on the Continued Growth of Consumer and Business Transactions Related to Communications Services on the Internet.
       The future success of our business depends upon the continued growth of consumer and business transactions on the Internet, including attracting consumers who have historically purchased wireless services and devices through traditional retail stores. Specific factors that could deter consumers from purchasing wireless services and devices on the Internet include concerns about buying wireless devices without a face-to-face interaction with sales personnel and the ability to physically handle and examine the devices.
       Our business growth would be impeded if the performance or perception of the Internet was harmed by security problems such as “viruses,” “worms” and other malicious programs, reliability issues arising from outages and damage to Internet infrastructure, delays in development or adoption of new standards and protocols to handle increased demands of Internet activity, increased costs, decreased accessibility and quality of service, or increased government regulation and taxation of Internet activity. The Internet has experienced, and is expected to continue to experience, significant user and traffic growth, which has, at times, caused user frustration with slow access and download times. If Internet activity grows faster than Internet infrastructure or if the Internet infrastructure is otherwise unable to support the demands placed on it, or if hosting capacity becomes scarce, our business growth may be adversely affected.
Compromises to Our Privacy Safeguards Could Impact Our Reputation.
       Names, addresses, telephone numbers, credit card data and other personal identification information, or PII, is collected, processed and stored in our systems. The steps we have taken to protect PII may not be sufficient to prevent the misappropriation or improper disclosure of such PII. If such misappropriation or disclosure were to occur our business could be harmed through reputational injury, litigation and possible damages claimed by the affected end customers. We do not currently carry insurance to protect us against this risk. Concerns about the security of online transactions and the privacy of personal information could deter consumers from transacting business with us on the Internet.
Fraudulent Internet Transactions Could Negatively Impact Our Business.
       Our business may be exposed to risks associated with Internet credit card fraud and identity theft, that could cause us to incur unexpected expenditures and loss of revenues. Under current credit card practices, a merchant is liable for fraudulent credit card transactions when, as is the case with the transactions we process, that merchant does not obtain a cardholder’s signature. Although our CSP customers currently bear the risk for a fraudulent credit card transaction, in the future we may be forced to share some of that risk and the associated costs with our CSP customers. To the extent that technology upgrades or other expenditures are required to prevent credit card fraud and identity theft, we may be required to bear the costs associated with such expenditures. In addition, to the extent that credit card fraud and/or identity theft cause a decline in business transactions over the Internet generally, both the business of the CSP and our business could be adversely affected.

If the Wireless Services Industry Experiences a Decline in Subscribers, Our Business May Suffer.
       The wireless services industry has faced an increasing number of challenges, including a slowdown in new subscriber growth. According to the Telephone Industry Association’s 2005 Telecommunications Market Review and Forecast, because a majority of the U.S. population is already subscribing to mobile phone service, growth in the number of wireless communications subscribers will begin to slow and drop to single-digit increases beginning in 2005, with growth averaging 5.2% on a compound annual growth rate basis through 2008, resulting in roughly 200 million wireless communications subscribers in 2008. This reduction in the potential pool of transactions to be handled by Synchronoss is compounded by reduced wireless industry churn rates, which translate into fewer churn-related transactions for us to process. Revenues from services performed for customers in the wireless services industry accounted for 80% of our revenues in 2005 and 84% in 2004.
We Have a Short Operating History and Have Incurred Net Losses and We May Not Be Profitable in the Future.
       We have a limited operating history and have experienced net losses through 2004. Although we were profitable during 2005, as of December 31, 2005, we had an accumulated deficit of $5.7 million. We may continue to incur losses and we cannot assure you that we will be profitable in future periods. We may not be able to adequately control costs and expenses or achieve or maintain adequate operating margins. As a result, our ability to achieve and sustain profitability will depend on our ability to generate and sustain substantially higher revenues while maintaining reasonable cost and expense levels. If we fail to generate sufficient revenues or achieve profitability, we will continue to incur significant losses. We may then be forced to reduce operating expenses by taking actions not contemplated in our business plan, such as discontinuing sales of certain of our wireless services, curtailing our marketing efforts or reducing the size of our workforce.
If We are Unable to Expand Our Sales Capabilities, We May Not Be Able to Generate Increased Revenues.
       We must expand our sales force to generate increased revenues from new customers. We currently have a very small team of dedicated sales professionals. Our services require a sophisticated sales effort targeted at the senior management of our prospective customers. New hires will require training and will take time to achieve full productivity. We cannot be certain that new hires will become as productive as necessary or that we will be able to hire enough qualified individuals in the future. Failure to hire qualified sales personnel will preclude us from expanding our business and growing our revenues.
The Consolidation in the Communications Industry Can Reduce the Number of Customers and Adversely Affect Our Business.
       The communications industry continues to experience consolidation and an increased formation of alliances among communications service providers and between communications services providers and other entities. Should one of our significant customers consolidate or enter into an alliance with an entity and decide to either use a different service provider or to manage its transactions internally, this could have a negative material impact on our business. These consolidations and alliances may cause us to lose customers or require us to reduce prices as a result of enhanced customer leverage, which would have a material adverse effect on our business. We may not be able to offset the effects of any price reductions. We may not be able to expand our customer base to make up any revenue declines if we lose customers or if our transaction volumes decline.

If We Fail to Compete Successfully With Existing or New Competitors, Our Business Could Be Harmed.
       If we fail to compete successfully with established or new competitors, it could have a material adverse effect on our results of operations and financial condition. The communications industry is highly competitive and fragmented, and we expect competition to increase. We compete with independent providers of information systems and services and with the in-house departments of communications services companies. Rapid technological changes, such as advancements in software integration across multiple and incompatible systems, and economies of scale may make it more economical for CSPs to develop their own in-house processes and systems, which may render some of our products and services less valuable or eventually obsolete. Our competitors include firms that provide comprehensive information systems and managed services solutions, systems integrators, clearinghouses and service bureaus. Many of our competitors have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition.
       Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our prospective customers. In addition, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. These relationships and alliances may also result in transaction pricing pressure which could result in large reductions in the selling price of our services. Our competitors or our customers’ in-house solutions may also provide services at a lower cost, significantly increasing pricing pressure on us. We may not be able to offset the effects of this potential pricing pressure. Our failure to adapt to changing market conditions and to compete successfully with established or new competitors may have a material adverse effect on our results of operations and financial condition. In particular, a failure to offset competitive pressures brought about by competitors or in-house solutions developed by Cingular Wireless could result in a substantial reduction in or the outright termination of our contract with Cingular Wireless, which would have a significant negative material impact on our business.
Failures or Interruptions of Our Systems and Services Could Materially Harm Our Revenues, Impair Our Ability to Conduct Our Operations and Damage Relationships with Our Customers.
       Our success depends on our ability to provide reliable services to our customers and process a high volume of transactions in a timely and effective manner. Although Synchronoss is in the process of constructing a disaster recovery facility, our network operations are currently located in a single facility in Bethlehem, Pennsylvania that is susceptible to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks and similar events. We could also experience failures or interruptions of our systems and services, or other problems in connection with our operations, as a result of:

•	damage to or failure of our computer software or hardware or our connections and outsourced service arrangements with third parties;

•	errors in the processing of data by our system;

•	computer viruses or software defects;

•	physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events;

•	increased capacity demands or changes in systems requirements of our customers; or

•	errors by our employees or third-party service providers.

       In addition, our business interruption insurance may be insufficient to compensate us for losses that may occur. Any interruptions in our systems or services could damage our reputation and substantially harm our business and results of operations.
If We Fail to Meet Our Service Level Obligations Under Our Service Level Agreements, We Would Be Subject to Penalties and Could Lose Customers.
       We have service level agreements with many of our customers under which we guarantee specified levels of service availability. These arrangements involve the risk that we may not have adequately estimated the level of service we will in fact be able to provide. If we fail to meet our service level obligations under these agreements, we would be subject to penalties, which could result in higher than expected costs, decreased revenues and decreased operating margins. We could also lose customers.
The Financial and Operating Difficulties in the Telecommunications Sector May Negatively Affect Our Customers and Our Company.
       Recently, the telecommunications sector has been facing significant challenges resulting from excess capacity, poor operating results and financing difficulties. The sector’s financial status has at times been uncertain and access to debt and equity capital has been seriously limited. The impact of these events on us could include slower collection on accounts receivable, higher bad debt expense, uncertainties due to possible customer bankruptcies, lower pricing on new customer contracts, lower revenues due to lower usage by the end customer and possible consolidation among our customers, which will put our customers and operating performance at risk. In addition, because we operate in the communications sector, we may also be negatively impacted by limited access to debt and equity capital.
Our Reliance on Third-Party Providers for Communications Software, Services, Hardware and Infrastructure Exposes Us to a Variety of Risks We Cannot Control.
       Our success depends on software, equipment, network connectivity and infrastructure hosting services supplied by our vendors and customers. In addition, we rely on third party vendors to perform a substantial portion of our exception handling services. We may not be able to continue to purchase the necessary software, equipment and services from vendors on acceptable terms or at all. If we are unable to maintain current purchasing terms or ensure service availability with these vendors and customers, we may lose customers and experience an increase in costs in seeking alternative supplier services.
       Our business also depends upon the capacity, reliability and security of the infrastructure owned and managed by third parties, including our vendors and customers, that is used by our technology interoperability services, network services, number portability services, call processed services and enterprise solutions. We have no control over the operation, quality or maintenance of a significant portion of that infrastructure and whether those third parties will upgrade or improve their software, equipment and services to meet our and our customers’ evolving requirements. We depend on these companies to maintain the operational integrity of our services. If one or more of these companies is unable or unwilling to supply or expand its levels of services to us in the future, our operations could be severely interrupted. In addition, rapid changes in the communications industry have led to industry consolidation. This consolidation may cause the availability, pricing and quality of the services we use to vary and could lengthen the amount of time it takes to deliver the services that we use.

Our Failure to Protect Confidential Information and Our Network Against Security Breaches Could Damage Our Reputation and Substantially Harm Our Business and Results of Operations.
       A significant barrier to online commerce is concern about the secure transmission of confidential information over public networks. The encryption and authentication technology licensed from third parties on which we rely to securely transmit confidential information, including credit card numbers, may not adequately protect customer transaction data. Any compromise of our security could damage our reputation and expose us to risk of loss or litigation and possible liability which could substantially harm our business and results of operation. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.
If We Are Unable to Protect Our Intellectual Property Rights, Our Competitive Position Could Be Harmed or We Could Be Required to Incur Significant Expenses to Enforce Our Rights.
       Our success depends to a significant degree upon the protection of our software and other proprietary technology rights, particularly our ActivationNow® software platform. We rely on trade secret, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. The steps we have taken to protect our intellectual property may not prevent misappropriation of our proprietary rights or the reverse engineering of our solutions. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in other countries are uncertain and may afford little or no effective protection of our proprietary technology. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could require costly efforts to protect our technology. Policing the unauthorized use of our products, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.
Claims By Others That We Infringe Their Proprietary Technology Could Harm Our Business.
       Third parties could claim that our current or future products or technology infringe their proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services to the communications industry increases and overlaps occur. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our services. Any of these events could seriously harm our business. Third parties may also assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers. We also generally indemnify our customers if our services infringe the proprietary rights of third parties.
       If anyone asserts a claim against us relating to proprietary technology or information, while we might seek to license their intellectual property, we might not be able to obtain a license on commercially reasonable terms or on any terms. In addition, any efforts to develop non-infringing technology could be unsuccessful. Our failure to obtain the necessary licenses or other rights or to develop non-infringing technology could prevent us from offering our services and could therefore seriously harm our business.
We May Seek to Acquire Companies or Technologies, Which Could Disrupt Our Ongoing Business, Disrupt Our Management and Employees and Adversely Affect Our Results of Operations.
       We may acquire companies where we believe we can acquire new products or services or otherwise enhance our market position or strategic strengths. We have not made any acquisitions to date, and therefore our ability as an organization to make acquisitions is unproven. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we cannot be sure that they will ultimately enhance our products or strengthen our competitive position. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our results of operations or financial condition. Future acquisitions could result in potentially dilutive issuances of equity securities and the incurrence of debt, which may reduce our cash available for operations and other uses, and contingent liabilities and an increase in amortization expense related to identifiable assets acquired, which could harm our business, financial condition and results of operation.
Our Potential Expansion into International Markets May Be Subject to Uncertainties That Could Increase Our Costs to Comply with Regulatory Requirements in Foreign Jurisdictions, Disrupt Our Operations, and Require Increased Focus from Our Management.
       Our growth strategy involves the growth of our operations in foreign jurisdictions. International operations and business expansion plans are subject to numerous additional risks, including economic and political risks in foreign jurisdictions in which we operate or seek to operate, the difficulty of enforcing contracts and collecting receivables through some foreign legal systems, unexpected changes in regulatory requirements, fluctuations in currency exchange rates, potential difficulties in enforcing intellectual property rights in foreign countries, and the difficulties associated with managing a large organization spread throughout various countries. If we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.
We May Need Additional Capital in the Future and it May Not Be Available on Acceptable Terms.
       We have historically relied on outside financing and cash flow from operations to fund our operations, capital expenditures and expansion. However, we may require additional capital in the future to fund our operations, finance investments in equipment or infrastructure, or respond to competitive pressures or strategic opportunities. We cannot assure you that additional financing will be available on terms favorable to us, or at all. In addition, the terms of available financing may place limits on our financial and operating flexibility. If we are unable to obtain sufficient capital in the future, we may not be able to continue to meet customer demand for service quality, availability and competitive pricing. We also may be forced to reduce our operations or may not be able to expand or acquire complementary businesses or be able to develop new services or otherwise respond to changing business conditions or competitive pressures.

All of Our Assets Serve as Collateral to Secure Loan Obligations.
       We are a party to a Loan and Security Agreement with a bank in which we granted a first priority security interest in all of our assets to the bank. Should we default on our loan obligations the bank may control some or all of our assets.
Our Senior Management is Important to Our Customer Relationships, and the Loss of One or More of Our Senior Managers Could Have a Negative Impact on Our Business.
       We believe that our success depends in part on the continued contributions of our Chairman of the Board of Directors, President and Chief Executive Officer, Stephen G. Waldis, and other members of our senior management. We rely on our executive officers and senior management to generate business and execute programs successfully. In addition, the relationships and reputation that members of our management team have established and maintain with our customers and our regulators contribute to our ability to maintain good customer relations. The loss of Mr. Waldis or any other members of senior management could impair our ability to identify and secure new contracts and otherwise to manage our business.
If We Are Unable to Manage Our Growth, Our Revenues and Profits Could Be Adversely Affected.
       Sustaining our growth will place significant demands on our management as well as on our administrative, operational and financial resources. For us to continue to manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to manage our growth successfully without compromising our quality of service and our profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our revenues and profits could be adversely affected.
We Will Incur Significant Increased Costs as a Result of Operating as a Public Company, and Our Management Will Be Required to Devote Substantial Time to New Compliance Initiatives.
       We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Stock Market’s National Market, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.
       In addition, the Sarbanes-Oxley Act requires, among other things, that we report on the effectiveness of our internal control over financial reporting and disclosure controls and procedures. In particular, for the year ending on December 31, 2007, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance related issues. We currently do not have an internal audit group, and we will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the Nasdaq Stock Market’s National Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.
Government Regulation of the Internet and e-commerce is Evolving and Unfavorable Changes Could Substantially Harm Our Business and Results of Operations.
       We and our customers are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future laws and regulations may impede the growth of the Internet and other online services. These regulations and laws may cover taxation, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and e-commerce. Unfavorable resolution of these issues may cause the demand for our services to change in ways that we cannot easily predict and our revenues could decline.
Changes in the Accounting Treatment of Stock Options Could Adversely Affect Our Results of Operations.
       The Financial Accounting Standards Board has recently made stock option expensing mandatory in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, for financial reporting purposes, effective in 2006 (“SFAS 123(R)”). Such stock option expensing would require us to value our employee stock option grants and then amortize that value against our reported earnings over the vesting period in effect for those options. We have not been required to fair value our stock options through December 31, 2005. When we are required to expense employee stock options, this change in accounting treatment could materially and adversely affect our reported results of operations as the stock-based compensation expense would be charged directly against our reported earnings. Participation by our employees in our employee stock purchase plan may trigger additional compensation charges when SFAS 123(R) is adopted.
Risks Related to this Offering and Ownership of Our Common Stock
The Trading Price of Our Common Stock is Likely to Be Volatile, and You Might Not Be Able to Sell Your Shares at or Above the Initial Public Offering Price.
       The trading prices of the securities of technology companies have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Further, our common stock has no prior trading history. Factors affecting the trading price of our common stock will include:

•	variations in our operating results;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	the gain or loss of significant customers;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	market conditions in our industry, the industries of our customers and the economy as a whole; and

•	adoption or modification of regulations, policies, procedures or programs applicable to our business.
       In addition, if the market for technology stocks or the stock market in general experiences continued or greater loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Each of these factors among others, could have a material adverse effect on your investment in our common stock. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management’s attention and resources. This could have a material adverse effect on our business, prospects, financial condition and results of operations.
Our Securities Have No Prior Market and We Cannot Assure You That Our Stock Price Will Not Decline After the Offering.
       Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to have our common stock quoted on the Nasdaq Stock Market’s National Market, an active public trading market for our common stock may not develop or, if it develops, may not be maintained after this offering, and the market price could fall below the initial public offering price. Factors such as quarterly variations in our financial results, announcements by us or others, developments affecting us, our customers and our suppliers, acquisition of products or businesses by us or our competitors, and general market volatility could cause the market price of our common stock to fluctuate significantly. As a result, you could lose all or part of your investment. Our company, the selling stockholders, and the representatives of the underwriters will negotiate to determine the initial public offering price. The initial public offering price may be higher than the trading price of our common stock following this offering.
As a New Investor, You Will Experience Substantial Dilution as a Result of This Offering and Future Equity Issuances.
       The initial public offering price per share is substantially higher than the current/pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $          a share. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, if the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution.
Future Sales of Shares By Existing Stockholders Could Cause Our Stock Price to Decline.
       If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of December 31, 2005, upon completion of this offering, we will have outstanding                      shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, only the                      shares of

common stock sold in this offering will be freely tradable, without restriction, in the public market. Goldman, Sachs & Co. may, in its sole discretion, permit our officers, directors, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements.
       After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, up to an additional 23,199,839 shares will be eligible for sale in the public market, 17,358,151 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, the 94,828 shares subject to outstanding warrants and the                      shares that are either subject to outstanding options or reserved for future issuance under our 2000 Stock Option Plan, 2006 Equity Incentive Plan and Employee Stock Purchase Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.
       Some of our existing stockholders have demand and piggyback rights to require us to register with the Securities and Exchange Commission, or SEC, up to 13,549,256 shares of our common stock that they own. In addition, our existing warrant holders have piggyback rights to require us to register with the SEC up to 94,828 shares of our common stock that they acquire upon exercise of their warrants. If we register these shares of common stock, the stockholders can freely sell the shares in the public market. All of these shares are subject to lock-up agreements restricting their sale for 180 days after the date of this prospectus.
       After this offering, we intend to register approximately                      shares of our common stock that we have issued or may issue under our equity plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements, if applicable, described above.
Our Management Will Have Broad Discretion Over the Use of the Proceeds We Receive in This Offering and Might Not Apply the Proceeds in Ways That Increase the Value of Your Investment.
       Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. They might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, and for possible investments in, or acquisitions of, complementary businesses, services or technologies. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the proceeds.
If Securities or Industry Analysts Do Not Publish Research or Reports or Publish Unfavorable Research About Our Business, Our Stock Price and Trading Volume Could Decline.
       The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, interest in the purchase of our stock could decrease, which could cause our stock price or trading volume to decline.

Existing Stockholders Significantly Influence Us and Could Delay or Prevent an Acquisition By a Third Party.
       Upon completion of this offering, executive officers, key employees and directors and their affiliates will beneficially own, in the aggregate, approximately      % of our outstanding common stock, assuming no exercise of the underwriters’ over-allotment option. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, please see “Principal Stockholders”.
Delaware Law and Provisions in Our Amended and Restated Certificate of Incorporation and Bylaws Could Make a Merger, Tender Offer or Proxy Contest Difficult, Therefore Depressing the Trading Price of Our Common Stock.
       We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. For more information, see “Description of Capital Stock  — Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Bylaws and Delaware Law.” In addition, our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our amended and restated certificate of incorporation and bylaws:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;

•	establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election;

•	require that directors only be removed from office for cause;

•	provide that vacancies on the board of directors, including newly-created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and

•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.
       For information regarding these and other provisions, please see “Description of Capital Stock.” We are also currently considering other anti-takeover measures, including a stockholders’ rights plan.
Completion of This Offering May Limit Our Ability to Use Our Net Operating Loss Carryforwards.
       As of December 31, 2005, we had substantial federal and state net operating loss carryforwards. Under the provisions of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that can be utilized annually in the future to offset taxable income. We believe that, as a result of this offering, it is possible that a change in our ownership will be deemed to have occurred. If such a change in our ownership occurs, our ability to use our net operating loss carryforwards in any fiscal year may be limited under these provisions.

FORWARD-LOOKING STATEMENTS
       This prospectus includes “forward-looking statements,” as defined by federal securities laws, with respect to our financial condition, results of operations and business, and our expectations or beliefs concerning future events, including increases in operating margins. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements.
       All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.
       Factors that may cause actual results to differ from expected results include, among others:

•	loss of customers;

•	lack of market acceptance of VoIP and/or government regulation of VoIP;

•	our failure to anticipate and adapt to future changes in our industry;

•	a lack of growth in communications services transactions on the Internet;

•	compromises to our privacy safeguards;

•	the occurrence of fraudulent internet transactions;

•	a decline in subscribers in the wireless industry;

•	our inability to stay profitable;

•	our inability to expand our sales capabilities;

•	consolidation in the communications services industry;

•	competition in our industry and innovation by our competitors;

•	failures and/or interruptions of our systems and services;

•	failure to meet obligations under service level agreements;

•	financial and operating difficulties in the telecommunications sector;

•	failure of our third party providers of software, services, hardware and infrastructure to provide such items;

•	our failure to protect confidential information;

•	our inability to protect our intellectual property rights;

•	claims by others that we infringe their proprietary technology;

•	our inability to successfully identify and manage our acquisitions;

•	our inability to manage expansion into international markets;

•	our inability to obtain capital in the future on acceptable terms;

•	the loss of key personnel or qualified technical staff;

•	our inability to manage growth;

•	the increased expenses and administrative workload associated with being a public company;

•	government regulation of the Internet and e-commerce; and

•	changes in accounting treatment of stock options.

       All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.
       See the section entitled “Risk Factors” for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.
       Synchronoss, ActivationNow® and PerformancePartner® are trademarks of Synchronoss Technologies, Inc. FORTUNE 500® is a registered trademark of Time Inc. This prospectus also includes other registered and unregistered trademarks of Synchronoss Technologies, Inc. and other persons.

       Unless the context otherwise requires, we use the terms “Synchronoss,” the “Company,” “we,” “us” and “our” in this prospectus to refer to Synchronoss Technologies, Inc.

USE OF PROCEEDS
       We estimate that the net proceeds to us of the sale of the common stock that we are offering will be approximately $           million, assuming an initial public offering price of $           per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay. We will not receive any of the proceeds of the sale of shares of common stock by the selling stockholders.
       We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including to finance our growth, develop new products and fund capital expenditures. We may use a portion of the net proceeds to us to expand our current business through strategic alliances with, or acquisitions of, other businesses, products or technologies. We do not presently have any plans, proposals or arrangements, written or otherwise, to acquire companies or technologies.
       Pending use of proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.
DIVIDEND POLICY
       We have never declared or paid cash dividends on our common or preferred equity. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with certain covenants under our credit facilities, which restrict or limit our ability to declare or pay dividends, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

CAPITALIZATION
(in thousands, except per share data)
       The table below sets forth the following information:

•	our actual capitalization as of December 31, 2005;

•	our pro forma capitalization after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon the effectiveness of this offering; and

•	our pro forma capitalization as adjusted to reflect (i) the conversion of all outstanding shares of preferred stock into common stock upon the effectiveness of this offering and (ii) the receipt of the estimated net proceeds from our sale of shares of common stock in this offering and the filing of a new certificate of incorporation after the closing of this offering.
       The table below excludes the following shares:

•	1,079 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2005 at a weighted average exercise price of $1.40 per share;

•	981 shares of common stock available for issuance under our 2000 Stock Plan;

•	shares of common stock available for issuance under our 2006 Equity Incentive Plan; and

•	shares of common stock available for issuance under our Employee Stock Purchase Plan.
       See “Management — Employee Benefit Plans,” and Note 8 of “Notes to Financial Statements” for a description of our equity plans.

	As of December 31, 2005

	(in thousands)
			Pro Forma
	Actual	Pro Forma	As Adjusted

Equipment loan payable	$1,333	$1,333
Series A, redeemable convertible preferred stock, $0.0001 par value, 13,103 shares authorized, 11,549 shares issued and outstanding actual; 13,103 shares authorized, no shares outstanding pro forma and pro forma as adjusted	33,493	—
Series 1, convertible preferred stock, $0.0001 par value, 2,000 shares authorized, issued and outstanding actual; 2,000 shares authorized, no shares outstanding pro forma and pro forma as adjusted	1,444	—
Stockholders’ (deficit)/equity:
Common stock, $0.0001 par value, 30,000 shares authorized, 10,518 shares issued and 10,423 shares outstanding actual, 23,971 proforma shares outstanding, proforma as adjusted shares outstanding	1	2
Treasury stock, at cost, 96 shares	(19)	(19)
Additional paid-in capital	1,661	36,597
Deferred compensation	(702)	(702)
Accumulated other comprehensive loss	(114)	(114)
Accumulated deficit	(5,691)	(5,691)

Total stockholders’ (deficiency) equity	(4,864)	30,073

Total capitalization	$31,406	$31,406

DILUTION
       Our pro forma net tangible book value as of December 31, 2005 was $                     million, or approximately $           per share. Net tangible book value per share represents the amount of stockholders’ equity, divided by                      shares of common stock outstanding after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering.
       Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of                      shares of common stock in this offering at an assumed initial public offering price of $           per share and after deducting the underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of December 31, 2005 would have been $                     million or $           per share. This represents an immediate increase in net tangible book value of $           per share to existing stockholders and an immediate dilution in net tangible book value of $           per share to purchasers of common stock in the offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Historical net tangible book value per share	$(0.46)
Increase attributable to the conversion of the convertible preferred stock	1.71

Pro forma net tangible book value per share before this offering	1.25
Increase per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

       If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma net tangible book value per share after the offering would be $           per share, the increase in pro forma net tangible book value per share to existing stockholders would be $           per share and the dilution to new investors purchasing shares in this offering would be $           per share.
       The following table presents on a pro forma basis as of December 31, 2005, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering, the differences between the existing stockholders and the purchasers of shares in the offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

				Total Consideration

	Shares Purchased			(in thousands, except			Average
				per share data)			Price Per
	Number	Percent		Amount	Percent		Share

Existing stockholders	23,971,651		%	$		%	$
New stockholders

Totals		100.0%			100.0%

       As of December 31, 2005, there were options outstanding to purchase a total of 1,079,480 shares of common stock at a weighted average exercise price of $1.40 per share. In addition, as of December 31, 2005 there were warrants outstanding to purchase 94,828 shares of preferred stock at a weighted average exercise price of $2.90 per share. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. For a description of our equity plans, please see “Management — Employee Benefit Plans” and Note 8 of Notes to the Financial Statements.

SELECTED FINANCIAL DATA
     The following selected financial data should be read in conjunction with our financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial data included elsewhere in this prospectus. The selected statement of operations data for 2003, 2004 and 2005 and the selected balance sheet data as of December 31, 2004 and 2005 are derived from our audited financial statements and related notes included elsewhere in this prospectus. The selected statement of operations data for 2001 and 2002 and the selected balance sheet data as of December 31, 2001, 2002 and 2003 are derived from our audited financial statements and related notes not included in this prospectus. Historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,

	2001	2002	2003	2004	2005

	(in thousands except per share data)
Statements of Operations Data:
Net revenues	$5,621	$8,185	$16,550	$27,191	$54,218
Costs and expenses:
Cost of services ($2,072, $100, $9, $2,610 and $8,089 were purchased from related parties in 2001, 2002, 2003, 2004 and 2005, respectively)*	4,876	3,715	7,655	17,688	30,205
Research and development	3,923	3,029	3,160	3,324	5,689
Selling, general and administrative	5,308	5,169	4,053	4,340	7,544
Depreciation and amortization	2,138	2,726	2,919	2,127	2,305

Total costs and expenses	16,245	14,639	17,787	27,479	45,743

(Loss) income from operations	(10,624)	(6,454)	(1,237)	(288)	8,475
Interest and other income	928	584	321	320	258
Interest expense	(96)	(184)	(128)	(39)	(133)

(Loss) income before income tax benefit	(9,792)	(6,054)	(1,044)	(7)	8,600
Income tax benefit	—	—	—	—	3,829

Net (loss) income	(9,792)	(6,054)	(1,044)	(7)	12,429
Preferred stock accretion	(33)	(35)	(35)	(35)	(34)

Net (loss) income attributable to common stockholders	$(9,825)	$(6,089)	$(1,079)	$(42)	$12,395

Basic net (loss) income per share	$(1.29)	$(0.68)	$(0.11)	$(0.00)	$0.53

Diluted net (loss) income per share	$(1.29)	$(0.68)	$(0.11)	$(0.00)	$0.47

Weighted average shares used in computing net (loss) income per share attributable to common stockholders:
Basic**	7,594	8,932	9,838	10,244	23,508

Diluted**	7,594	8,932	9,838	10,244	26,204

Pro forma net income:					$12,429

Pro forma net income per share
Basic					$0.49

Diluted					$0.47

Pro forma weighted average common shares outstanding:
Basic					25,508

Diluted					26,204

	2001	2002	2003	2004	2005

Balance sheet data:
Cash, cash equivalents, and marketable securities	$20,071	$16,620	$13,556	$10,521	$16,002
Working capital	12,960	3,802	7,944	8,077	21,774
Total assets	30,041	22,255	22,402	22,784	40,208
Total stockholders’ (deficiency)	(10,787)	(16,752)	(17,783)	(17,916)	(4,864)

*	Cost of services excludes depreciation and amortization which is shown separately.

**	See Note 2 in our audited financial statements for the basis of our EPS presentation.
       Pro forma net income per share is computed using the weighted average number of common shares outstanding, including the effects of the automatic conversion of all outstanding Series A and Series 1 convertible preferred stock into shares of the Company’s common stock as if such conversion had occurred on January 1, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       You should read the following discussion and analysis in conjunction with the information set forth under “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. All numbers are expressed in thousands unless otherwise stated. The statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, and other non-historical statements in this discussion, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Risk Factors” and elsewhere in the prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.
Overview
       We are a leading provider of e-commerce transaction management solutions to the communications services marketplace based on our penetration with key CSPs. Our proprietary on-demand software platform enables communications service providers, or CSPs, to take, manage and provision orders and other customer-oriented transactions and create complex service bundles. We target complex and high-growth industry segments including wireless, Voice over Internet Protocol, or VoIP, wireline and other markets. We have designed our solution to be flexible, allowing us to meet the rapidly changing and converging services offered by CSPs. By simplifying technological complexities through the automation and integration of disparate systems, we enable CSPs to acquire, retain and service customers quickly, reliably and cost-effectively. Our industry-leading customers include Cingular Wireless, Vonage Holdings, Cablevision Systems, Level 3 Communications, Verizon Business, Clearwire, 360networks, Time Warner Cable, Comcast and AT&T. Our CSP customers use our platform and technology to service both consumer and business customers, including over 300 of the Fortune 500 companies.
       Synchronoss was formed on September 19, 2000 as a spin off from Vertek Corporation. During 2001, we completed a private placement of our Series A convertible preferred stock. The net proceeds received from our Series A round of financing totaled approximately $34 million. There have been no subsequent rounds of financing. Our revenue stream has grown as demand in the telecommunications and other related emerging markets has continued to evolve. In 2001, we expanded our revenue base from wireline to wireless services. In 2003, we began to offer a more “end-to-end” solution in the wireless markets for our customers. During the third quarter of 2003, we expanded our services to include exception handling services. The addition of this service has allowed us to focus on our customers’ entire business processes. In 2004, we further expanded our offerings to include local number portability services for broadband companies and in 2005 we added customers in the VoIP markets. As our services have evolved, we have been able to offer these services bundled in a transactional price.
       We generate a substantial portion of our revenues on a per-transaction basis, most of which is derived from long-term contracts. We have increased our revenues rapidly, growing at a compound annual growth rate of 76% from 2001 to 2005. Over the last three years we have derived an increasing percentage of our revenues from transactions. For 2003, we derived approximately 47% of our revenues from transactions processed; and for 2004, we derived approximately 63% of our revenues from transactions processed. For 2005, we derived approximately 83% of our revenues from transactions processed. The remainder of our revenues is generated by professional services and subscription revenues which have been decreasing as a percentage of net revenues. We expect that this trend will continue and that we will derive an increasing percentage of our net revenues from transaction processing in future years.
       Our costs and expenses consist of cost of services, research and development, selling, general and administrative and depreciation and amortization.

       Cost of services includes all direct materials, direct labor and those indirect costs related to revenues such as indirect labor, materials and supplies. Our primary cost of services is related to our information technology and systems department, including network costs, data center maintenance, database management and data processing costs, as well as personnel costs associated with service implementation, customer deployment and customer care. Also included in cost of services are costs associated with our exception handling centers and the maintenance of those centers. Currently, we utilize a combination of employees and third party providers to process transactions through these centers.
       Research and development expense consists primarily of costs related to personnel, including salaries and other personnel-related expense, consulting fees and the costs of facilities, computer and support services used in service and technology development. We also expense costs relating to developing modifications and enhancements of our existing technology and services.
       Selling, general and administrative expense consists of personnel costs including salaries, sales commissions, sales operations and other personnel-related expense, travel and related expense, trade shows, costs of communications equipment and support services, facilities costs, consulting fees and costs of marketing programs, such as Internet and print. General and administrative expense consists primarily of salaries and other personnel-related expense for our executive, administrative, legal, finance and human resources functions, facilities, professional services fees, certain audit, tax and license fees and bad debt expense.
       Depreciation and amortization relates primarily to our property and equipment and includes our network infrastructure and facilities related to our services.
Current Trends Affecting Our Results of Operations
       We have experienced increased demand for our services, which has been driven by market trends such as local number portability, the implementation of new technologies such as Voice over Internet Protocol, subscriber growth, competitive churn, network changes and consolidations. In particular, the emergence of Voice over Internet Protocol and local number portability has increased the need for our services and will continue to be a factor contributing to competitive churn. As a result of market trends, our revenue stream has expanded from primarily wireline customers to the addition of wireless customers and services. In 2004, local number portability services were added and in 2005 we have further expanded into the VoIP markets.
       To support the growth driven by the favorable industry trends mentioned above, we continue to look for opportunities to improve our operating efficiencies, such as the utilization of offshore technical and non-technical resources for our exception handling center management. We believe that this program will continue to provide future benefits and position us to support revenue growth. In addition, we anticipate further automation of the transactions generated by our more mature customers and additional transaction types. These development efforts are expected to reduce exception handling costs.
       Upon becoming a public company, we will experience increases in certain general and administrative expenses to comply with the laws and regulations applicable to public companies. These laws and regulations include the provisions of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission and the Nasdaq Stock Market’s National Market. To comply with the corporate governance and operating requirements of being a public company, we will incur increases in such items as personnel costs, professional services fees, fees for independent directors and the cost of directors and officers liability insurance. We believe that these costs will approximate $1.8 million to $2.5 million annually.
       In 2005, we are able to utilize net operating loss carryforwards from previous years to offset taxable income and income tax expense related to U.S. federal income taxes, assuming that we do not trigger a change in control provision in connection with the initial public offering. These carryforwards are estimated to be exhausted in 2006. In future years, we expect our profits to be subject to U.S. federal income taxes at the statutory rates.
Critical Accounting Policies and Estimates
       The discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements in accordance with U.S. GAAP requires us to utilize accounting policies and make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies as of the date of the financial statements and the reported amounts of revenues and expense during a fiscal period. The Securities and Exchange Commission considers an accounting policy to be critical if it is important to a company’s financial condition and results of operations, and if it requires significant judgment and estimates on the part of management in its application. We have discussed the selection and development of the critical accounting policies with the audit committee of our board of directors, and the audit committee has reviewed our related disclosures in this prospectus. Although we believe that our judgments and estimates are appropriate and correct, actual results may differ from those estimates.
       We believe the following to be our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain. If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See “Risk Factors” for certain matters bearing risks on our future results of operations.
Revenue Recognition and Deferred Revenue
       We provide services principally on a transactional basis or, at times, on a fixed fee basis and recognize the revenues as the services are performed or delivered as discussed below:
       Transactional service arrangements: Transaction service revenues consists of revenues derived from the processing of transactions through our service platform and represent approximately 83% of net revenues for 2005. Transaction service arrangements include services such as equipment orders, new account setup, number port requests, credit checks and inventory management.
       Transaction revenues are principally based on a set price per transaction and revenues are recognized based on the number of transactions processed during each reporting period. For these contracts, revenues are recorded based on the total number of transactions processed at the applicable price established in the contract. The total amount of revenues recognized is based primarily on the volume of transactions. At times, transaction revenues may also include billings to customers based on the number of individuals dedicated to processing transactions. For these contracts, the Company records revenues based on the applicable hourly rate per employee for each reporting period.
       Many of our contracts have guaranteed minimum volume transactions from our customers. In these instances, if the customers’ total transaction volume for the period is less than the contractual amount, we record revenues at the minimum guaranteed amount.
       Set up fees for transactional service arrangements are deferred and recognized on a straight-line basis over the life of the contract since these amounts would not have been paid by the customer without the related transactional service arrangement.
       Revenue is presented net of a provision for discounts, which are customer volume level driven, or credits, which are performance driven, and are determined in the period in which the volume thresholds are met or the services are provided.

       Deferred revenues represents billings to customers for services in advance of the performance of services, with revenues recognized as the services are rendered.
       Subscription Service Arrangements: Subscription service arrangements represent approximately 6% of our net revenues for 2005 and relate principally to our ActivationNow® platform service which the customer accesses through a graphical user interface. The Company records revenues on a straight line basis over the life of the contract for our subscription service contracts.
       Professional Service and Other Service Arrangements: Professional services and other service revenues represent approximately 11% of our net revenues for 2005. Professional services, when sold with transactional service arrangements, are accounted for separately when these services have value to the customer on a standalone basis and there is objective and reliable evidence of fair value of each deliverable. When accounted for separately, professional service (i.e. consulting services) revenues are recognized as the services are rendered for time and material contracts. The majority of our consulting contracts are billed monthly and revenues are recognized as our services are performed.
       In determining whether professional services can be accounted for separately from transaction support revenues, we consider the following factors for each professional services agreement: availability of the consulting services from other vendors, whether objective and reliable evidence for fair value exists of the undelivered elements, the nature of the consulting services, the timing of when the consulting contract was signed in comparison to the transaction service start date, and the contractual dependence of the transactional service on the customer’s satisfaction with the consulting work.
       If a professional service arrangement does not qualify for separate accounting, we would recognize the professional service revenues ratably over the remaining term of the transaction contract. There were no such arrangements for 2003, 2004 and 2005, or for any other period presented.
Service Level Standards
       Pursuant to certain contracts, we are subject to service level standards and to corresponding penalties for failure to meet those standards. We record a provision for those performance-related penalties for failure to meet those standards. All performance-related penalties are reflected as a corresponding reduction of our revenues. These penalties, if applicable, are recorded in the month incurred.
Allowance for Doubtful Accounts
       We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The amount of the allowance account is based on historical experience and our analysis of the accounts receivable balance outstanding. While credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit losses that we have in the past. If the financial condition of one of our customers were to deteriorate, resulting in their inability to make payments, additional allowances may be required which would result in an additional expense in the period that this determination was made.
Valuation Allowance
       We record a valuation allowance on our deferred tax assets when it is more likely than not that an asset will not be realized. Determining when we will recognize our deferred tax assets is a matter of judgment based on facts and circumstances. We determined that it was appropriate to record our deferred tax assets at full value during the fourth quarter of 2005, based on our recent cumulative earnings history and our expected future earnings. However, if there were a significant change in facts, such as a loss of a significant customer, we may determine that a valuation allowance is appropriate.

Stock-Based Compensation
       We account for our employee stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations, which require us to recognize compensation cost for the excess of the fair value of the stock at the grant date over the exercise price, if any, and to recognize that cost over the vesting period of the option. Approximately $0.1 million relating to stock-based employee compensation cost for stock options is reflected in net income for 2005. In addition, the remaining $0.7 million of deferred compensation is anticipated to be expensed as follows: $0.2 million in 2006, $0.2 million in 2007, $0.2 million in 2008 and $0.1 million in 2009.
       The exercise prices for options granted in 2005 were set by our board of directors, with input from our management, based on our determination of the fair market value of our common stock at the time of the grants. During 2003, 2004 and part of 2005, we estimated the value of our stock options using a simple enterprise value allocation method that is similar to the current value method described in the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation ([Practice Aid]) since we believed this allocation method was consistent with most similarly-situated private technology companies. However, as we moved closer to a possible initial public offering, we determined in the fourth quarter of 2005 that it was more appropriate to use more sophisticated models to estimate enterprise value and that various enterprise allocation methods should also be evaluated. We believe that all options issued prior to 2005 were issued with exercise prices that equaled at least fair value at the time of the grants. In establishing the retrospective estimates of fair value of our common stock issued in 2005, we considered the guidance set forth in the Practice Aid, and performed a retrospective determination of the fair value of our common stock, utilizing a combination of valuation methods. Information on stock option grants during 2005 is as follows:

			Retrospective
	Number of		Determination
	Options Granted		of Fair Value of	Intrinsic
Grant Date	(in thousands)	Exercise Price	Common Stock	Value

April 12, 2005	207	$0.45	$1.84	$1.39
July 14, 2005	98	$0.45	$6.19	$5.74
October 21, 2005	120	$10.00	$7.85	$0.00
       Determining the fair value of the common stock of a private enterprise requires complex and subjective judgments. Our estimates of the Company’s enterprise value at each of the grant dates during 2005 used the weighted results from both the income approach and the market approach.
       Under the income approach, the enterprise value of the Company was based on the present value of our forecasted operating results. Our revenue forecasts were based on expected annual growth rates while our expenses, although expected to remain fairly consistent with current results, are expected to decrease as a percentage of revenues as our revenues grow. The assumptions underlying the estimates are consistent with our business plan. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which was approximately 18% to 19%, as well as the timing of a new VoIP contract and the renewal of a significant customer agreement.
       Under the market approach, the Company was compared to a peer group and an estimated enterprise value was developed based on multiples of revenues and earnings from companies in that peer group. When we achieved or exceeded a significant milestone, a premium or discount was applied to determine the enterprise value of the Company.
       Once the enterprise value of the Company is established, an allocation method must be used to allocate the enterprise value to the different classes of equity instruments. During our retrospective review, we used the probability weighted expected returns (PWER) method to allocate the enterprise value of the Company to our common stock. Under the PWER method, the value of common stock is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. In our specific fact pattern, the future outcomes included two scenarios: (i) the company becomes a public company and; (ii) the company remains a private company. In general, the closer a company gets to an initial public offering scenario, the higher the probability assessment weighting is for that scenario. We used a 25% probability assumption for our April 2005 grants and this percentage increased as discussions with our investment bankers began and continued to increase through the drafting of our registration statement. An increase in the probability assessment for an initial public offering has a significant increase in value ascribed to our common stock.
       For each of the two scenarios, estimated future and present value for the common shares were calculated using assumptions including:

•	The expected pre-IPO valuation of the Company

•	A risk adjusted discount rate associated with the IPO scenario

•	“As if” conversion values for the Series A and Series 1 shares

•	Appropriate discount for lack of marketability under both scenarios for each valuation date given the length of time until expected IPO

•	A minority interest discount associated to be applied to the private company scenario

•	The expected probability of achieving IPO versus remaining a private company
       Upon the completion of the re-valuation performed in connection with the grants above, our management presented its findings to our board of directors, who then approved the retrospectively determined fair values. Our board of directors is considering various actions in response to the retrospectively determined fair value, including actions to reduce potential adverse tax consequences to employees who were granted options to purchase our common stock at exercise prices below the fair value at the time of grant.
       The increase in the fair value of our common stock during 2005 principally reflects a significant increase in our probability weighting for an initial public offering scenario and the continued growth of our revenues and income, which resulted in an increase in our projections of future earnings. The following is a summary of the factors that led us to determine that there had been an increase in the value of our common stock at each grant date:
Options Granted on April 12, 2005
       The fair value of the common stock underlying 207 options granted to employees on April 12, 2005 was determined to be $1.84 per share. The principal factors considered in determining the increase in fair value of our common stock as compared to the December 31, 2004 value were as follows:

•	Our operating income estimates continued to reflect projections consistent with the approved business plan;

•	We achieved our third consecutive quarter of profitability.

•	The possibility of an initial public offering remained consistent with our business plan and a relatively low probability estimate (25%) for the IPO scenario was assumed under the PWER (probability weighted expected returns) method.

Options Granted on July 14, 2005
       The fair value of the common stock underlying 98 options granted to employees on July 14, 2005 was determined to be $6.19 per share. The principal factors considered in determining the increase in fair value of our common stock were as follows:

•	For the six months ended June 30, 2005, revenues and net income exceeded forecasts in our business plan;

•	Discussions began with our investment bankers around the possibility of an initial public offering earlier than anticipated in our business plan; in light of these discussions, a higher probability (60%) was assured under the PWER method.

•	We signed a leading VoIP provider as a new customer.
Options Granted on October 21, 2005
       Although we had originally determined the fair value of the common stock underlying 120 options granted to employees on October 21, 2005 to be $10.00 at the time, based upon a contemporaneous sale of common stock to an unrelated third party by certain stockholders of the Company, including Stephen G. Waldis and James McCormick, we determined that the value of the common stock was $7.85 per share. The principal factors considered in determining the increase in fair value of our common stock over the July determination were as follows:

•	For the nine months ended September 30, 2005, revenues and net income exceeded forecasts in our business plan;

•	During the third quarter we initiated the process of an initial public offering and began drafting a registration statement; as a result we increased the probability used under the PWER method to 75%.

•	Anticipated renewal of a contract with a large customer for an additional two years.
Results of Operations
2005 Compared to 2004
       The following table presents an overview of our results of operations for 2004 and 2005.

	2004		2005		2005 vs 2004

		% of		% of
	$	Revenue	$	Revenue	$ Change	% Change

	(in thousands)
Net Revenue	$27,191	100.0%	$54,218	100.0%	$27,027	99.4%

Cost of services ($2,610 and
$8,089 were purchased from a related party in 2004 and 2005, respectively)*	17,688	65.1%	30,205	55.7%	12,517	70.8%
Research and development	3,324	12.2%	5,689	10.5%	2,365	71.2%
Selling, general and administrative	4,340	16.0%	7,544	13.9%	3,204	73.8%
Depreciation and amortization	2,127	7.8%	2,305	4.3%	178	8.4%

	27,479	101.1%	45,743	84.4%	18,264	66.5%

(Loss) Income from operations	$(288)	(1.1)%	$8,475	15.6%	$8,763	NM **

*	Cost of services excludes depreciation and amortization which is shown separately.

**	Not Meaningful.

Revenue
       Net Revenue. Net revenues increased $27.0 million for 2005 compared to 2004. This increase was made up of the following: $24.0 million of additional revenues from our existing customer base and the remaining $3.0 million of additional revenues generated by new CSP customers. The increase in revenues for 2005 is primarily related to the additional transaction revenues recognized in the period. Transaction revenues recognized for the year represented 83% of net revenues compared to 63% for the same period in 2004. In 2005 we expanded our transaction types to include LNP and VoIP transactions; the increases in these areas have added $5.6 million and $2.9 million in revenues, respectively. We also began processing additional wireless transactions; these transactions accounted for $20.4 million in additional revenues for 2005. Our services continue to offer the latest technologies to allow our customers the ability to expand their business with us.

Expense
       Cost of Services. Cost of service increased $12.5 million to $30.2 million due to growth in third party costs required to support higher transaction volumes submitted to us by our customers and due to increases in personnel and related costs. In particular, third party costs increased $9.6 million to manage exception handling. Approximately $5.9 million of the increase in third-party costs was due to services provided from a related party. Also, additional personnel and employee related expense in our managed data facility, service implementation and customer deployment areas contributed $1.0 million to the increase in cost of services as well. Cost of services as a percentage of revenues decreased to 55.7% for 2005, as compared to 65.1% for 2004. This decrease in cost of services as a percentage of revenues is attributable to operating efficiencies, which has allowed us to increase the number of transactions we processed without proportional increases in personnel costs.
       Research and Development. Research and development expense increased $2.4 million to $5.7 million due to the further development of the ActivationNow® platform to enhance our service offerings and increases in automation that have allowed us to gain operational efficiencies. Research and development expense as a percentage of revenues decreased to 10.5% for 2005, as compared to 12.2% for 2004.
       Selling, General and Administrative. Selling, general and administrative expense increased $3.2 million to $7.5 million due to increases in personnel and related costs totaling $1.9 million. These costs were attributable to increases in the sales and marketing staff and increases in incentive compensation. Selling, general and administrative expense as a percentage of revenues decreased to 13.9% for 2005, as compared to 16% for 2004.
       Depreciation and Amortization. Depreciation and amortization expense increased $0.2 million to $2.3 million due to fixed asset additions in 2005.
       Income Tax. In years prior to 2005, we recorded a full valuation allowance for temporary differences as we believed it was more likely than not that our deferred tax assets would not be realized. During 2005, we generated substantial taxable income and expect to continue to generate taxable income for the foreseeable future. As such, we determined that it is more likely than not that we will realize our future tax benefits and have reduced the valuation allowance to zero during the fourth quarter of 2005. The effect of this reduction was an increase in net income of $4.6 million. This income tax benefit was offset by our income tax provision of $0.8 million. We did not need to provide for income taxes in 2004.

2004 compared to 2003
       The following table presents an overview of our results of operations for the years ended December 31, 2003 and 2004.

	2003		2004		2004 vs 2003

		% of		% of
	$	Revenue	$	Revenue	$ Change	% Change

	(in thousands)
Net Revenue	$16,550	100.0%	$27,191	100.0%	$10,641	64.3%

Cost of services ($9 and $2,610 were purchased from a related party in 2003 and 2004, respectively)*	7,655	46.3%	17,688	65.1%	10,033	131.1%
Research and development	3,160	19.1%	3,324	12.2%	164	5.2%
Selling, general and administrative	4,053	24.5%	4,340	16.0%	287	7.1%
Depreciation and amortization	2,919	17.6%	2,127	7.8%	(792)	(27.1)%

	17,787	107.5%	27,479	101.1%	9,692	54.5%

Loss from operations	$(1,237)	(7.5)%	$(288)	(1.1)%	$949	NM **

*	Cost of services excludes depreciation and amortization which is shown separately.

**	Not Meaningful.

Revenue
       Net Revenue. Net revenues increased $10.6 million due to the continued expansion of our service offerings through our ActivationNow® platform, additional customers and the increase in the transactions processed. Transaction revenues recognized in 2004 represented 63% of net revenues compared to 47% in 2003. This increase is due to the addition of our exception handling centers which began in late 2003. The addition of these centers further enhanced our transactional service offerings particularly in the wireless market. Further addition of local number portability transactions and the addition of a CSP provider in 2004 also contributed to the increase in transactional revenues in 2004. Our customers continued to add feature functionality, increase their competitive churn, further develop new technologies and consolidate; all of which contributed to the increases in revenues for 2004, as compared to 2003.

Expense
       Cost of Services. Cost of service increased $10.0 million to $17.7 million due to growth in third party costs related to the exception handling processing required to support higher transaction volumes received from our customers. Costs associated with exception handling performed by third parties increased $7.3 million due to increased transactions volumes. Approximately $2.6 million of the increase in third-party costs was due to services provided from a related party. Personnel and employee related expense in our managed data facility, service implementation and customer deployment areas increased $2.0 million. Cost of services as a percentage of revenues increased to 65.1% for 2004, as compared to 46.3% for 2003. This increase in cost of services as a percentage of revenues is attributable to the addition of several CSPs and the addition of new transactions processed through our gateway and exception handling centers, particularly in the LNP and wireless markets.
       Research and Development. Research and development expense increased $0.2 million due to the further development of the ActivationNow® platform to develop and enhance our service offerings. Research and development expense as a percentage of revenues decreased to 12.2% for 2004, as compared to 19.1% for 2003.
       Selling, General and Administrative. Selling, general and administrative expense increased $0.3 million due to the addition of a Redmond, Washington office and a New Jersey office (both leased facilities) totaling $0.2 million.
       Selling, general and administrative expense as percentage of revenues decreased to 16.0% for 2004, as compared to 24.5% for 2003.
       Depreciation and Amortization. Depreciation and amortization expense decreased $0.8 million due to a large portion of assets becoming fully depreciated throughout 2004. It is our policy to depreciate all software and hardware over a three year period. Depreciation and amortization expense as a percentage of revenues decreased to 7.8% of revenues for 2004, as compared to 17.6% for 2003.
Unaudited Quarterly Results of Operations
       The following tables set forth our statements of operations data for the twelve quarters ended December 31, 2005, as well as this data expressed as a percentage of our net revenues represented by each item. We believe this information has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus and believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below and present fairly the results of such periods when read in conjunction with the audited financial statement and notes thereto.
Selected Quarterly Data
(in thousands)

	2003				2004				2005

	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31

Net Revenues	$3,007	$3,623	$4,102	$5,818	$5,819	$6,265	$6,381	$8,726	$11,350	$13,776	$14,115	$14,977
Costs and expenses:
Cost of services*	1,098	1,288	1,946	3,323	3,768	4,313	4,141	5,466	6,281	7,947	7,976	8,001
Research & development	668	818	881	793	877	847	779	821	1,047	1,358	1,614	1,670
Selling, general & administrative	979	1,121	915	1,038	982	866	922	1,570	1,796	1,879	1,716	2,153
Depreciation & amortization	700	745	806	668	584	542	488	513	510	526	624	645

Total costs and expenses	3,445	3,972	4,548	5,822	6,211	6,568	6,330	8,370	9,634	11,710	11,930	12,469

(Loss) Income from operations	$(438)	$(349)	$(446)	$(4)	$(392)	$(303)	$51	$356	$1,716	$2,066	$2,185	$2,508

	2003				2004				2005

	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31

Net Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:
Cost of services*	36.5%	35.6%	47.4%	57.1%	64.8%	68.8%	64.9%	62.6%	55.3%	57.7%	56.5%	53.4%
Research & development	22.2%	22.6%	21.5%	13.6%	15.1%	13.5%	12.2%	9.4%	9.2%	9.9%	11.4%	11.1%
Selling, general & administrative	32.6%	30.9%	22.3%	17.8%	16.9%	13.8%	14.4%	18.0%	15.8%	13.6%	12.2%	14.4%
Depreciation & amortization	23.3%	20.6%	19.6%	11.5%	10.0%	8.7%	7.6%	5.9%	4.5%	3.8%	4.4%	4.3%
Total costs and expenses	114.6%	109.6%	110.9%	100.1%	106.8%	104.8%	99.2%	95.9%	84.9%	85.0%	84.5%	83.3%
(Loss) Income from operations	(14.6)%	(9.6)%	(10.9)%	(0.1)%	(6.7)%	(4.8)%	0.8%	4.1%	15.1%	15.0%	15.5%	16.7%

*	Exclusive of depreciation and amortization
Liquidity and Capital Resources
       Our principal source of liquidity has been through our Series A convertible preferred stock financing, which closed in 2001, and financing for certain equipment purchases. Total net proceeds from the Series A financing were approximately $34 million. There have been no subsequent rounds of equity financing.
       On October 6, 2004, we entered into a Loan and Security Agreement with a bank which expires on December 1, 2007. The Agreement includes a Revolving Promissory Note for up to $2.0 million and an Equipment Term Note for up to $3.0 million. This replaced a previous loan which was fully paid in 2004. Availability under the Agreement for the Revolving Promissory Note is based on defined percentages of eligible accounts receivable. Borrowings on the revolving credit agreement bear interest at the prime rate plus 1.25% (6.5% at December 31, 2004 and 8.5% at December 31, 2005) payable monthly. Interest only on the unpaid principal amount is due and payable monthly in arrears, commencing January 1, 2005 and continuing on the first day of each calendar month thereafter until maturity, at which point all unpaid principal and interest related to the revolving advances will be payable in full. There were no draws against the Revolving Promissory Note as of December 31, 2004 or 2005. As of December 31, 2004 and 2005, we had outstanding borrowings of $2.0 million and $1.3 million, respectively, against the Equipment Term Note to fund purchases of eligible equipment. Borrowings on the equipment line bear interest at the prime rate plus 1.75% (7% at December 31, 2004 and 9% at December 31, 2005) and principal and interest is payable monthly. The Loan and Security Agreement requires us to meet one liquidity financial covenant that must be maintained as of the last day of each month. This calculation and a certification of compliance, along with our monthly financial statements are reported to the bank on a monthly basis. We were in compliance with the covenant at December 31, 2004 and December 31, 2005 and borrowings under the Loan and Security Agreement are collateralized by all of our assets.
       We anticipate that our principal uses of cash in the future will be facility expansion, capital expenditures and working capital.
       Total cash and cash equivalents and investments in marketable securities were $16.0 million at December 31, 2005, as compared to $10.5 million at December 31, 2004. As of December 31, 2005, we had $2.0 million available under the revolving promissory note of our bank, subject to the terms and conditions of that facility.
Discussion of Cash Flows
       Cash flows from operations. Net cash provided by operating activities for 2005 was $8.0 million compared to net cash used of $1.6 million for 2004. The increase of $9.6 million is the result of increased profits generated from increased business volume across all of our service offerings. In addition, our increases in receivables were partially offset by increases in our accruals for incentive compensation and commissions of approximately $2.5 million. Payments for these accrued expenses are expected to occur in 2006.
       Net cash used in operating activities for 2004 and 2003 was $1.6 million and $0.01 million, respectively. This increase of $1.6 million is primarily due to a timing difference between cash payments to our vendors and cash collected from customers. In many cases, we have different payment terms with our vendors than we have with our customers.
       Cash flows from investing. Net cash used in investing activities for 2005 was $2.0 million compared to net cash used of $1.8 million for 2004. Our decreased spending of fixed assets in 2005 was offset by a comparable decrease in net cash provided from sales of marketable securities.
       Net cash used in investing activities for 2004 was $1.8 million compared to $0.2 million for 2003. The increase of $1.6 million was due to the increased purchase of fixed assets of $0.9 million offset by less sales of marketable securities.
       Cash flows from financing. Net cash used in financing activities for 2005 was $0.6 million compared to $2.0 million of net cash provided by financing activities for 2004. This $2.6 million decrease in net cash used in financing activities was principally due to $2.0 million of equipment loan proceeds in 2004 and none in 2005.

       Net cash provided in financing activities for 2004 was $2.0 million compared to $0.6 million of net cash used for 2003. This $2.6 million increase in net cash provided in financing activities was principally due to proceeds from an equipment loan.
       We believe that our existing cash and cash equivalents, short-term investments and cash from operations will be sufficient to fund our operations for the next twelve months.
Contractual Obligations
       Our commitments consist of obligations under leases for office space, computer equipment and furniture and fixtures. The following table summarizes our long-term contractual obligations as of December 31, 2005 (in thousands).
Payments Due by Period

		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 Years

Operating lease obligations	$5,546	$1,167	$3,192	$1,055	$132
Equipment loan	1,431	739	692	—	—
Purchase obligation*	350	350	—	—	—

Total	$7,327	$2,256	$3,884	$1,055	$132

       *As of December 31, 2005, we had agreements with Omniglobe International, L.L.C. (for more details regarding Omniglobe please reference the “Certain Relationships and Related Party Transactions” section). One of these agreements provides for minimum levels of staffing at a specific price level resulting in an overall minimum commitment of $0.4 million over the next six months. Fees paid for services rendered related to these agreements were $8.0 million and $2.2 million for 2005 and 2004 respectively. Services provided by Omniglobe include data entry and related services as well as development and testing services. The current agreements may be terminated by either party without cause with 30 or 60 days written notice prior to the end of the term. Unless terminated, the agreements will automatically renew in six month increments. As of December 31, 2005 we do not intend to terminate our arrangements with Omniglobe.
Effect of Inflation
       Inflation generally affects us by increasing our cost of labor and equipment. We do not believe that inflation has had any material effect on our results of operations during 2003, 2004 and 2005.
Quantitative and Qualitative Disclosures About Market Risk
       The primary objective of our investment activities is to preserve our capital for the purpose of funding operations, while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and corporate debt securities. Our cash and cash equivalents at December 31, 2004 and 2005 included liquid money market accounts.
Recent Accounting Pronouncements
       In May 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS No. 150). SFAS No. 150 requires that an issuer classify certain financial instruments as a liability because they embody an obligation of the issuer. The remaining provisions of SFAS No. 150 revise the definition of a liability to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The provisions of this statement require that any financial instruments that are mandatorily redeemable on a fixed or determinable date or upon an event certain to occur be classified as liabilities. Our convertible preferred stock may be converted into common stock at the option of the stockholder, and therefore, it is not classified as a liability under the provisions of SFAS No. 150.
       On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)), which is a revision of SFAS No. 123. SFAS 123(R) supersedes APB No. 25, and amends SFAS No. 95, Statement of Cash Flows. Generally the approach in SFAS 123(R) is similar to the approach described in SFAS No. 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative upon adopting SFAS 123(R).
       SFAS 123(R) must be adopted no later than January 1, 2006. Early adoption was permitted in periods in which financial statements were not yet issued. Because we were a private company that used the minimum value method to determine values of our pro forma stock based compensation disclosures, we adopted SFAS 123(R) using the prospective method on January 1, 2006. Although we cannot fully determine the amount of the impact of this new standard since it will be dependent upon the extent of stock based compensation awards issued in the future as well as the fair value attributed to the awards, we expect that adoption of the new standard will decrease earnings in the future.
Off-Balance Sheet Arrangements
       We had no off-balance sheet arrangements as of December 31, 2004 and 2005.

BUSINESS
Overview
       We are a leading provider of e-commerce transaction management solutions to the communications services marketplace based on our penetration with key CSPs. Our proprietary on-demand software platform enables communications service providers, or CSPs, to take, manage and provision orders and other customer-oriented transactions and create complex service bundles. We target complex and high-growth industry segments including wireless, Voice over Internet Protocol, or VoIP, wireline and other markets. We have designed our solution to be flexible, allowing us to meet the rapidly changing and converging services offered by CSPs. By simplifying technological complexities through the automation and integration of disparate systems, we enable CSPs to acquire, retain and service customers quickly, reliably and cost-effectively. Our industry-leading customers include Cingular Wireless, Vonage Holdings, Cablevision Systems, Level 3 Communications, Verizon Business, Clearwire, 360networks, Time Warner Cable, Comcast and AT&T. Our CSP customers use our platform and technology to service both consumer and business customers, including over 300 of the Fortune 500 companies.
       Our CSP customers rely on our services to speed, simplify and automate the process of activating their customers and delivering communications services across interconnected networks, focusing particularly on customers acquired through Internet-based channels. In addition, we offer and are targeting growth in services that automate other aspects of the CSPs’ ongoing customer relationships, such as product upgrades and customer care. Our ActivationNow® software platform provides seamless integration between customer-facing CSP applications and “back-office” or infrastructure-related systems and processes. Our platform streamlines these business processes, enhancing the customer experience and allowing us to offer reliable, guaranteed levels of service, which we believe is an important differentiator of our service offering.
       The majority of our revenues is generated from fees earned on each transaction processed utilizing our platform. We have increased our revenues rapidly, growing at a compound annual growth rate of 76% from 2001 to 2005. For 2005, we generated revenues of $54.2 million, a 99.4% increase over 2004. Our net income for that period was $12.4 million, versus a loss of approximately $0.01 million for the prior year.
Industry Background
Communications Market
       The communications industry has undergone substantial regulatory, technological and competitive changes in recent years. Beginning with the court-ordered divestiture of the Bell Operating System in the 1980s and increasing with the implementation of the Telecommunications Act of 1996, government regulation has encouraged the proliferation of service providers and service delivery models. The opportunity created by opening the communications services market has encouraged new participants to enter and incumbent service providers to expand into new geographies and segments, thereby increasing overall competitive intensity. As a result, CSPs are facing significant operational and business opportunities and challenges as they are increasingly required to interoperate and share network resources. In addition, technological developments have increased the range of communications standards and protocols. These changes are causing CSPs to integrate multiple and often incompatible and complex processes and systems that make it difficult to provide a seamless end-user experience. Transactions, such as provisioning new services and porting customers between CSPs, present significant technological and operational challenges. Many CSPs have responded by developing their own in-house processes and systems which are frequently manual, time-consuming, costly and inflexible.
       These changes in the communications industry present particularly acute challenges and complexities in high-growth market segments such as wireless and VoIP.

Wireless — The wireless communications industry has grown rapidly over the past decade due to the increasing demand from businesses and consumers for mobile and high-speed or “broadband” wireless voice and data systems. The expanding subscriber base and the corresponding growth in industry revenues have been driven by improved service quality, greater national and international roaming coverage, lower prices and the introduction of new messaging, data and content services. Wireless carriers face increasing competition and costs to acquire and retain subscribers. For CSPs to remain competitive and minimize customer churn, transactions such as activations, number porting, technology migrations, service plan changes, new feature requests and many others must be made available seamlessly, conveniently and cost-effectively.

Voice over Internet Protocol — VoIP is realizing dramatic growth as a leading alternative to traditional voice services. VoIP enables voice information to be sent in digital form in discrete packets rather than in the traditional circuit-committed protocols of the public switched telephone network, or PSTN. VoIP offers numerous benefits to both enterprises and consumers including lower cost than traditional voice services, a common transmission medium for voice and data (e.g. via broadband subscription to the home) and integrated applications such as unified messaging. The rapid growth in VoIP has attracted numerous CSP participants, both next-generation service providers with packet-based networks and existing telecom service providers with circuit-switched networks. This combination of traditional switched and packet-based network technologies is driving the development of hybrid and converged networks that create new operational challenges. VoIP service providers are faced with a highly competitive environment for customer acquisition and challenges associated with provisioning new services efficiently and cost-effectively.
E-commerce
       The growth of the Internet is changing the way businesses and individuals use the telecommunications network. For example, Internet-based “e-commerce” has expanded the role of the telecommunications network from a transportation system for communications traffic to a medium for conducting business transactions. The broader role for the network creates new opportunities for both established and new CSPs. In addition, e-commerce is becoming an important tool for CSP customer acquisition and ongoing service delivery, such as ongoing additions and changes to services, allowing CSPs to connect with end-users over the course of the customer lifecycle.
On-demand software delivery
       CSPs have historically used significant amounts of costly IT infrastructure and software to manage complex transactions and streamline workflows. Although many businesses have invested heavily in a wide range of enterprise software applications, the challenges associated with implementing and maintaining these applications have delayed or reduced the benefits of ownership. Challenges such as the difficulty of deploying complex applications across a distributed, heterogeneous IT infrastructure and the high cost of ownership of software licenses and support have motivated enterprises to seek out alternative application usage models. On-demand software is delivery of software as a service over the Internet or a private network, enabling a vendor to host and provide the application to multiple customers. CSPs are increasingly leveraging on-demand software to simplify their IT infrastructure and streamline complex workflows in a cost-effective manner. On-demand software typically eliminates large upfront license costs and requires little or no hardware or IT personnel to install, configure or maintain at the customer site and is growing in popularity among large corporations and small businesses alike.

* * *
       The substantial regulatory, technological and competitive changes in the communications industry, combined with the growth of e-commerce and the emergence of on-demand software delivery as a valuable application usage model have created a significant market opportunity for third-party solutions vendors. CSPs can reduce costs and increase customer satisfaction with cost-effective, automated and scalable third-party customer transaction management solutions that have guaranteed levels of service delivery.
The Synchronoss Solution
       Our ActivationNow® software platform provides comprehensive e-commerce order processing, transaction management and service provisioning. We have designed ActivationNow® to be a flexible, open and on-demand platform, offering a unique solution for managing transactions relating to a wide range of existing communications services as well as the rapid deployment of new services. In addition to handling large volumes of customer transactions quickly and efficiently, our solution is designed to recognize, isolate and address transactions when there is insufficient information or other erroneous process elements. Our solution also offers a centralized reporting platform that provides intelligent, real-time analytics around the entire workflow related to an e-commerce transaction. Our platform’s automation and ease of integration allows CSPs to lower the cost of new customer acquisition, enhance the accuracy and reliability of customer transactions, and respond rapidly to competitive market conditions.
       Examples of customer-oriented transactions we automate and manage include:

•	New account setup and activations — including credit checks, address validation and equipment availability;

•	Feature requests — adding new functionality to existing services;

•	Contract renewals — for consumers and enterprises;

•	Number port requests — local number portability;

•	Customer migration — between technologies and networks; and

•	Equipment orders — wireless handsets, accessories, etc.
       Our solution is also designed to recognize, isolate and address transactions when there is insufficient information or other erroneous process elements, through a suite of capabilities we refer to as “exception handling.” Our exception handling service is designed to consistently meet service level agreements, or SLAs, for transactions that are not fully automated or have erroneous process elements. Our exception handling service utilizes two tiers of our platform, the Workflow Manager and the Real-Time Visibility Manager, to identify, correct and process non-automated transactions and exceptions in real-time. Critical functions provided by our exception handling service center include streamlining operations by reducing the number of transactions processed with human intervention.
       Our flexible solution can manage transactions relating to a wide range of existing communications services across the many segments of CSPs. For example, we enable wireless providers to conduct business-to-consumer, or B2C, and business-to-business, or B2B, e-commerce transactions. We also furnish VoIP providers with customer-branded portals, as well as the gateway to service their retail customers and subscribers. The capabilities of our ActivationNow® platform allow CSPs to improve operational performance and efficiencies and rapidly deploy new services.
       Our solution is designed to be:

Automated: We designed our ActivationNow® platform to eliminate manual processes and to automate otherwise labor-intensive tasks, thus improving operating efficiencies and reducing costs. By tracking every order and identifying those that are not provisioned properly, we substantially reduce the need for manual intervention. Our technology automatically guides a customer’s request for service through the entire series of required steps.

Reliable: We are committed to providing high-quality, dependable services to our customers. To ensure reliability, system uptime and other service offerings are guaranteed through our commitment to service level agreements, or SLAs. Our product is a complete customer management solution, including exception handling, which we believe is one of the main factors that differentiates us from our competitors. In performing exception handling, our software platform recognizes and isolates transaction orders that are not configured to specifications, processes them in a timely manner and communicates these orders back to our customers, thereby improving efficiency and reducing backlog. If manual intervention is required, our exception handling is outsourced to centers located in India, Canada and the United States. In addition, our database design preserves data integrity while ensuring fast, efficient, transaction-oriented data retrieval methods. As a demonstration of resilience, the database design has remained constant during the life and evolution of other components of the software platform. This stability provides reusability of the business functionality as new, updated graphical user interfaces are developed.

Seamless: Our ActivationNow® platform integrates information across the service provider’s entire operation, including customer information, order information, product and service information, network inventory and workflow information. We have built our ActivationNow® platform using an open design with fully-documented software interfaces, commonly referred to as application programming interfaces, or APIs. Our APIs make it easier for our customers, partners and other third parties to integrate the ActivationNow® platform with other software applications and to build Web-based applications incorporating third-party or CSP designed capabilities. Through our open design and alliance program, we provide our customers with superior solutions that combine best-of-breed applications with the efficiency and cost-effectiveness of commercial, packaged interfaces.

Scalable: Our ActivationNow® platform is designed to process expanding transaction volumes reliably and cost-effectively. Transaction volume has increased rapidly since our inception. For 2005, we managed 5.3 million transactions, compared to 1.6 million for the same period in 2004. We anticipate substantial future growth in transaction volumes and believe our platform is capable of scaling its output commensurately, requiring principally routine computer hardware and software updates. In addition, our platform enables service providers to offer a variety of services more quickly and to package and price their services cost-effectively by integrating them with available network capacity and resources.

Value-added: Our ActivationNow® platform attributes are tightly integrated into the critical workflows of our customers. The ActivationNow® platform has analytical reporting capabilities that provide real-time information for every step of the relevant transaction processes. In addition to improving end-user customer satisfaction, these capabilities provide our customers with value-added insights into historical and current transaction trends. We also offer mobile reporting capabilities for key users to receive critical data about their e-commerce transactions on their mobile devices.

       Our platform’s capabilities combine to provide what we believe to be a more cost-effective, efficient and productive approach to e-commerce. Our solutions allow our customers to reduce overhead costs associated with building and operating their own e-commerce and customer transaction management infrastructure. We also provide our customers with the information and tools to more efficiently manage marketing and operational aspects of their business. In addition, the automation and ease of integration of our on-demand software allows CSPs to accelerate the deployment of their services and new service offerings by shortening the time between a customer’s order and the provisioning of service.

Demand Drivers for Our E-Commerce Transaction Management Solutions
       Our services are capable of managing a wide variety of transactions across multiple CSP delivery models, allowing us to benefit from increased growth, complexity and technological change in the communications industry. As communications technology has evolved, new access networks, end-devices and applications with multiple features have emerged. This proliferation of services and advancement of technologies are accelerating subscriber growth and increasing the number of transactions between CSPs and their customers. Currently, growth in wireless services, the adoption of VoIP and the increasing importance of e-commerce are strongly driving demand for our transaction management solutions. In addition, we see an opportunity to provide our services to the high-growth market of bundled services (including voice, video, data and wireless) resulting from converging technology markets. We support and target transactions ranging from initial service activations to ongoing customer lifecycle transactions, such as additions, subtractions and changes to services. The need for CSPs to deliver these transactions efficiently increases demand for our on-demand software delivery model. The rapid emergence of all-digital, IP-based networks is causing the creation of telecommunications services to be less dependent on particular elements of network infrastructure. In this environment, CSPs are increasingly relying on intelligent software platform solutions such as our own in order to quickly develop new packages of service offerings. The critical driver of adoption of our services is shifting from cost reduction at CSPs to generating new revenues via on-demand service creation. In this environment, we believe that our on-demand capabilities will be a major value-added difference to our CSPs and their largest customers.

Growth in wireless services. Wireless subscribers and services have grown rapidly in recent years. According to In-Stat/ MDR, the global wireless market is expected to add an average of 186 million new subscribers each year, resulting in a total wireless population of more than 2 billion by 2007. Not only are more people using wireless phones, but there are entirely new kinds of wireless service providers entering the market, such as mobile virtual network operators (MVNO). An MVNO is a mobile operator that does not own its own spectrum and usually does not have its own network infrastructure, instead relying on business arrangements with traditional mobile operators. Demand for advanced services in the United States, such as next generation wireless technology for multi-media voice and content delivery, grew at a compound annual rate of 36% from 56.7 million users in 2004 to 77.2 million users in 2005, according to Yankee Group. We believe that the next-generation of wireless services and fast-growing MVNO marketplace present us with excellent growth opportunities. According to the Yankee Group, by 2010 the MVNO market will comprise more than 10 million subscribers with $10.7 billion in service provider revenues.

Adoption of VoIP. Internet Protocol-based network technologies are transforming the communications marketplace and VoIP applications are just starting to be deployed. The total number of residential US VoIP customers is expected to grow from 3 million in 2005 to 27 million in 2009, representing a compound annual growth rate of 173% according to IDC. This forecast is further supported by Gartner, who predicts that consumer VoIP services spending in the United States will jump from $1.9 billion in 2005 to $9.5 billion in 2008. Our strong 2005 market capture across new entrants, cable companies, and traditional communications providers positions us well to leverage our existing base and maximize capture of new transaction types.

Continued growth of e-commerce. Internet-based commerce provides CSPs with the opportunity to cost-effectively gain new customers, provide service and interact more effectively. Forrester Research projects e-commerce sales in the United States to grow from $172 billion in 2005 to $329 billion in 2010. With the dramatic increase in Internet usage and desire to directly connect with end-users over the course of the customer lifecycle, CSPs are increasingly focusing on e-commerce as a channel for customer acquisition and delivery of ongoing services.

Growth in on-demand software delivery model. Our on-demand business model enables delivery of proprietary software solutions over the Internet as a service. Customers do not have to make large and risky upfront investments in software, additional hardware, extensive implementation services and additional IT staff. Because we implement all upgrades to software on our servers, they automatically become part of our service and available to benefit all customers immediately. According to International Data Corporation, or IDC, the on-demand software market in the United States is expected to grow from $3 billion in 2003 to $9 billion by 2008, a compound annual rate of 25%.

Pressure on CSPs to improve efficiency. Increased competition and excess network capacity have placed significant pressure on CSPs to reduce costs and increase revenues. At the same time, due to deregulation, the emergence of new network technologies and the proliferation of services, the complexity of back-office operations has increased significantly. As a result, CSPs are looking for ways to offer new communications services more rapidly and efficiently to existing and new customers. CSPs are increasingly turning to transaction-based, cost-effective, scalable and automated third-party solutions that can offer guaranteed levels of service delivery.
Our Strengths
       We believe the following key strengths differentiate us:

Leading Provider of Transaction Management Solutions to the Communications Services Market. We offer what we believe to be the most advanced e-commerce customer transaction management solution to the communications markets. Our industry leading position is built upon the strength of our platform and our extensive experience and expertise in identifying and addressing the complex needs of leading CSPs. We believe our customer transaction management solution is uniquely effective in enabling service providers to offer B2C and B2B e-commerce provisioning solutions and rapidly deploy new services, which many of our competitors are unable to offer or offer as efficiently or cost-effectively. We also provide customers with real-time workflow information at every step of the transaction process, allowing visibility into the entire customer experience. Our established and collaborative relationships with respected and innovative service providers such as Cingular Wireless and Vonage Holdings are indicators of, and contributors to, our industry-leading position.

Well Positioned to Benefit from High Industry Growth Areas and E-Commerce. We believe we are positioned to capitalize on the development, proliferation and convergence of communications services, including wireless and VoIP and the adoption of e-commerce as a critical customer channel. Our ActivationNow® platform is designed to be flexible and scalable to meet the demanding requirements of the evolving communications services industry, allowing us to participate in the highest growth and most attractive industry segments. We intend to leverage the flexibility and scalability of the platform and our track record of serving existing customers to extend our services in pursuit of opportunities arising from additional technologies and business models, including cable operators (MSOs), WiMAX operators, MVNOs and online content providers.

Differentiated Approach to Non-Automated Processes. Due to a variety of factors, CSP systems frequently encounter customer transactions with insufficient information or other erroneous process elements. These so-called exceptions, which tend to be particularly common in the early phases of a service roll-out, require non-automated, often time consuming handling. We believe our ability to address what we refer to as “exception handling” is one of our key differentiators. Our solution identifies, corrects and processes non-automated transactions and exceptions in real-time. Our exception handling service is designed to consistently meet SLAs for transactions that are not fully automated. Critical functions provided by our exception handling service center include streamlining operations by reducing the number of transactions processed with human interaction. Importantly, as exception handling matures within a service, an increasing number of transactions can become automated, which can result in increased operating leverage for our business.

Transaction-Based Model with High Revenue Visibility. We believe the characteristics of our business model enhance the predictability of our revenues. We are generally the exclusive provider of the services we offer to our customers and benefit from contracts of 12 to 48 months. All of our significant customers may terminate their contracts for convenience upon written notice and payment of contractual penalties. The majority of our revenues is transaction-based, allowing us to gauge future revenues against patterns of transaction volumes and growth. In addition, our customers provide us monthly rolling transaction forecasts and our contracts guarantee us the higher of (i) a percentage ranging from 75%-90% of these forecasts and (ii) certain specified monthly minimum revenues levels. We have also grown our revenues rapidly, at a 76% compound annual growth rate from 2001-2005. Our platform and systems are designed to accommodate further substantial increases in transaction volumes and transaction types. Our ability to leverage our technology to serve additional customers and develop new product offerings has enabled us to reduce costs and increase operating margins, a trend which we expect to continue.

Trusted Partner, Deeply Embedded with Major, Influential Customers. We provide our services to market-leading wireline, wireless, cable, broadband and VoIP service providers including Cingular Wireless, Vonage Holdings, Cablevision Systems, Level 3 Communications, Verizon Business, Clearwire, 360networks, Time Warner Cable, Comcast and AT&T. The high value-added nature of our services and our proven performance track record make us an attractive, valuable and important partner for our customers. Our transaction management solution is tightly integrated into our customers’ critical infrastructure and embedded into their workflows, enabling us to develop deep and collaborative relationships with them. We believe this leads to higher reliability and more tailored product offerings with reduced development times and decreases the risk of our customers defecting to competing platforms. We work to deepen our customer relationships through on-going consultation, including quarterly customer advisory councils or discussion groups. This helps us to deliver higher quality services to our existing customers and anticipate the evolving requirements of the industry as a whole.

On-Demand Offering that Enables Rapid, Cost-Effective Implementations. We provide our e-commerce customer transaction management solutions through an on-demand business model, which enables us to deliver our proprietary technology over the Internet as a service. Our customers do not have to make large and risky upfront investments in software, additional hardware, extensive implementation services and additional IT staff at the their sites. This increases the attractiveness of our transaction management solution to CSPs. Our expertise in the CSP marketplace coupled with our open, scalable and secure multi-tenant application architecture enables rapid implementations and allows us to serve customers cost-effectively. In addition, because all upgrades to our software technology are implemented by us on our servers, they automatically become part of our service and therefore benefit all of our customers immediately. This typically results in a lower total cost of ownership and increased return on investment for our customers, as well as an infrastructure that can easily be manipulated to provide our customers a rapid time to market with new services by leveraging our interfaces to a plethora of Operational Support Systems (OSS) and Business Support Systems (BSS) of Service Providers.

Experienced Senior Management Team. Each member of our senior management team has over 12 years of relevant industry experience, including prior employment with companies in the CSP, communications software, and communications infrastructure industries. This experience has enabled us to develop strong relationships with our customers. Our senior management team has been working together for the last three to seven years, with Messrs. Waldis, Berry and Garcia having worked together at Vertek Corporation prior to joining Synchronoss. The collective experience of the Synchronoss management team has also resulted in the receipt of various awards, the most recent of which include the New Jersey Technology Council 2005 Software/ Information Technology Company of the Year and the

naming of Synchronoss as one of the 50 fastest growing companies in New Jersey for 2005 by NJBiz. In addition, Mr. Waldis was named as the Ernst &Young Entrepreneur of the Year in 2004 in Pennsylvania.

Our Growth Strategy
       Our growth strategy is to establish our ActivationNow® platform as the premium platform for leading providers of communications services, while investing in extensions of the services portfolio. Key elements of this strategy are:

Expand Customer Base and Target New and Converged Industry Segments. The ActivationNow® platform is designed to address service providers and business models across the range of the communications services market, a capability we intend to exploit by targeting new industry segments such as cable operators (MSOs), wireless broadband/ WiMAX operators and online content providers. Due to our deep domain expertise and ability to integrate our services across a variety of CSP networks, we believe we are well positioned to provide services to converging technology markets, such as providers offering integrated packages of voice, video, data and/or wireless service.

Continue to Exploit VoIP Industry Opportunities. Continued rapid VoIP industry growth will expand the market and demand for our services. Being the trusted partner to VoIP industry leaders, including Vonage Holdings, Time Warner Cable and Cablevision, positions us well to benefit from the evolving needs, requirements and opportunities of the VoIP industry. TeleGeography’s VoIP 2005 Second Quarter Market Update reported that the number of voice-over-broadband subscribers increased 40% in the second quarter of 2005, from 1.9 million to 2.7 million. Voice-over-Broadband, or VoB, is a relatively new service offering based on VoIP technology. According to the same source, VoB subscribers have grown 600% since the second quarter of 2004, when only 440,000 VoIP lines were in service. Quarterly voice-over-broadband revenues grew from $151 million in the first quarter of 2005 to $220 million in the second quarter of 2005 and revenues have grown 655% since the second quarter of 2004, when voice-over-broadband subscribers generated just $33 million. This information is consistent with the Infonetics Research projection of VoIP subscribers in the North American market growing to over 24 million subscribers in 2008.

Enhance Current Wireless Industry Leadership. Spending in the global wireless industry has grown significantly in recent years. A Telecommunications Industry Association (TIA) report states that spending in the US wireless market grew at a double-digit growth rate in 2004. By 2008, the sector is expected to have revenues of $212.5 billion representing a 10 percent compound annual growth rate from 2005 to 2008. The up-tick in spending is happening because myriad advanced applications are being offered, including wireless Internet access, multimedia messaging, games and Wi-Fi. These applications translate into new transaction types that we can meld into our workflow management system.

We currently process hundreds of thousands of wireless transactions every month, which are driven by increasing wireless subscribers and wireless subscriber churn resulting from local number portability, service provider competition and other factors. Beyond traditional wireless service providers, we believe the fast-growing mobile virtual network operator, or MVNO, marketplace presents us with attractive growth opportunities. We believe that our ability to enable rapid time-to-market through deep domain expertise sets us apart from our competition in attracting potential MVNO customers.

Further Penetrate our Existing Customer Base. We derive significant growth from our existing customers as they continue to expand into new distribution channels, require new service offerings and increase transaction volumes. As CSPs expand consumer, business and indirect distribution they require new transaction management solutions which drive increasing amounts of transactions over our platform. Many customers purchase multiple services from us, and we believe we are well-positioned to cross-sell additional services to customers who do not currently purchase our full services portfolio. In addition, the increasing importance and expansion of Internet-based e-commerce has led to increased focus by CSPs on their e-channel distribution, thus providing another opportunity for us to further penetrate existing customers.

Expand Into New Geographic Markets. Our current customers operate primarily in North America. We believe there is an opportunity for us to obtain new customers outside of North America. We currently intend to take our business global by penetrating new geographic markets within the next two years, particularly Europe, Asia/ Pacific and Latin America, as these markets experience similar trends to those that have driven growth in North America.

Maintain Technology Leadership. Our proprietary technology allows CSPs to bring together disparate systems and manage the ordering, activation and provisioning of communications services, allowing them to lower the cost of new customer acquisition and product lifecycle management. We intend to build upon our technology leadership by continuing to invest in research and development to increase the automation of processes and workflows, thus driving increased interest in our solutions by making it more economical for CSPs to use us as a third party solutions provider. In addition, we believe our close relationships with our tier one CSPs will continue to provide us with valuable insights into the challenges that are creating demand for next-generation solutions.

Products and Services
       We are a leading provider of e-commerce transaction management solutions to the communications services marketplace based on our penetration with key CSPs. Our offerings are designed to allow our customers to respond to market demand quickly and efficiently, to optimize service offerings and to build stronger relationships with their customers.
ActivationNow® Software Platform
       Our ActivationNow® software platform addresses a service provider’s needs and requirements with a flexible design which can scale with their expanding business operations. The ActivationNow® platform is engineered to meet volume, speed to market and service guarantees which are important differentiators of the Synchronoss transaction management solution. The ActivationNow® platform is a fully hosted service delivered over the Internet or a dedicated communication channel. Each new customer addition comes with a fixed operation cost and with guaranteed service levels. In addition, ActivationNow® provides complete work flow management, including exception handling. Our ActivationNow® software platform:

•	Provides what we believe to be one of the lowest cost per gross adds in the wireless e-commerce market;

•	Handles extraordinary transaction volumes with our scalable platform;

•	Delivers speed to market on new and existing offerings; and

•	Guarantees performance backed by solid business metrics and SLAs.
       The ActivationNow® platform is designed to integrate with back-office systems, allowing work to flow electronically across the service provider’s organization while providing ready access to performance and resource usage information. Our integrated approach provides comprehensive support for current and emerging services, network technologies and evolving business processes.
       The ActivationNow® software platform is comprised of four distinct tiers, each providing solutions to the most common and critical needs of our customers.

PerformancePartner®Portal
       Our PerformancePartner® portal, the first tier of the ActivationNow® platform, is a graphical user interface that allows entry of transaction data into the gateway. Through the PerformancePartner® portal, the CSPs can set up accounts, renew contracts and update and submit new transactions for transaction management processing.

Gateway Manager
       Our gateways, the service provisioning subsystems and second tier of the ActivationNow® platform, provide the capability to fulfill multiple transactions. These gateways are the engines that support our clients’ front-end portals, handling hundreds of thousands of transactions on a monthly basis. Our gateways deliver flexible architecture, supporting seamless entry and rapid time to market for our CSP customers. In addition, these gateways contain business rules to interact with the CSPs’ back-office and third party trading partners.

WorkFlow Manager
       Our WorkFlow Manager provides a seamless interaction with all third party relationships, and enables CSPs to have a single transaction view, including all relevant data from third-party systems.

The Workflow Manager is designed to ensure that each customer transaction is fulfilled accurately. The third tier of our ActivationNow® platform, the WorkFlow Manager, offers:

•	Flexible configuration to meet individual CSP requirements;

•	Centralized queue management for maximum productivity;

•	Real-time visibility for transaction revenues management;

•	Exception handling management;

•	Order view available during each stage of the transactional process; and

•	Uniform look and integrated experience.
       By streamlining all procurement processes from pre-order through service activation and billing, our WorkFlow Manager reduces many costs and time impediments that often delay the process of delivering products and services to end-users.

Real-Time Visibility Manager
       Our Real-Time Visibility Manager provides historical trending and mobile reporting to our CSP customers. The fourth tier of our ActivationNow® platform supports best business practices and processes and allows CSPs to assess whether daily metrics are met or exceeded. The Real-Time Visibility Manager offers:

•	A centralized reporting platform that provides intelligent analytics around entire workflow;

•	Transaction management information;

•	Historical trending; and

•	Mobile reporting for key users to receive critical e-commerce transaction data on mobile devices.
       The Gateway Manager, WorkFlow Manager and Real-Time Visibility Manager tiers are typically deployed by all of our customers. The PerformancePartner® portal is deployed only if our customer does not have a front-end portal to interact with end-user customers. All of our four tiers are designed to be open and flexible to enable rapid deployments. One critical function provided by our ActivationNow® platform design is information management. By making information more accessible and useful, our ActivationNow® platform enables a service provider to manage its business more efficiently, to provide more services with the highest possible quality and to deliver superior customer care.
       Our ActivationNow® platform is designed to recognize, isolate and address transactions when there is insufficient information or other erroneous process elements, through a suite of capabilities we refer to as “exception handling.” Our solution offers a centralized reporting platform that provides intelligent, real-time analytics around the entire workflow related to an e-commerce transaction. The two tiers of our platform, the Workflow Manager and the Real-Time Visibility Manager, identify, correct and process non-automated transactions and exceptions in real-time, which we believe are key differentiators for our solution.
Customers
       Our typical customers are providers of communications services, from traditional local and long-distance services to Internet-based services. We serve wireless service providers, such as Cingular Wireless; providers of VoIP services, such as Vonage Holdings and Cablevision Systems Corporation; VoIP enablers, such as Level 3 Communications and long distance carriers, such as Verizon Business. We also serve emerging CSPs, such as Clearwire. We maintain strong and collaborative relationships with our customers, which we believe to be one of our core competencies and critical to our success. We are generally the only provider of the services we offer to our customers. Our contracts typically extend from 12 to 48 months in length and include minimum transaction or revenues commitments from our customers. All of our significant customers may terminate their contracts for convenience upon written notice and payment of contractual penalties. We have a long-standing relationship with Cingular Wireless dating back to January 25, 2001 when we began providing service to AT&T Wireless, which was subsequently acquired by Cingular Wireless. In addition to other on-going arrangements with Cingular Wireless, we are the primary provider of e-commerce transaction management solutions for Cingular Wireless under an agreement which was renewed and is effective as of September 1, 2005 and runs through January of 2008. Under the terms of this agreement, Cingular Wireless may terminate its relationship with us for convenience, although we believe it would encounter substantial costs in replacing our transaction management solution.
       For 2004, we received 82% of our revenues from AT&T Wireless. Following the merger of AT&T Wireless and Cingular Wireless on November 15, 2004, we received 80% of our revenues from Cingular Wireless in 2005. Our three largest customers, Cingular Wireless, Vonage and Cablevision, accounted for between approximately 94% and 98% of our revenues in each of the quarters of 2005.
Sales and Marketing
Sales
       We market and sell our services primarily through a direct sales force. To date, we have concentrated our sales efforts on a range of CSPs that offer wireless, broadband, VoIP and wireline services.
       Following each sale, we assign account managers to provide ongoing support and to identify additional sales opportunities. We generate leads from contacts made through trade shows, seminars, conferences, market research, our Web site, customers, partners and our ongoing public relations program.
       Our sales effort has thus far been focused on North American customers. However, because of ongoing privatization and the increasing competition among CSPs in international markets, we intend to expand our sales and marketing efforts outside of North America, through a combination of direct sales in selected markets; continued partnerships; and the extension of our relationships with existing customers as they expand into international markets.
Marketing
       We focus our marketing efforts on product initiatives, creating awareness of our services and generating new sales opportunities. We base our product management strategy on an analysis of market requirements, competitive offerings and projected cost savings. Our product managers are active in numerous technology and industry forums at which we demonstrate our e-commerce transaction management solutions.
       In addition, through our product marketing and marketing communications functions, we manage and maintain our Web site, publish product-related communications and educational white papers and conduct seminars and user-group meetings. We also have an active public-relations program and maintain relationships with recognized industry analysts. We also actively sponsor technology-related conferences and demonstrate our solution at trade shows targeted at providers of communications services.
Operations and Technology
       Synchronoss leverages a common, proprietary e-commerce information technology platform, to deliver carrier-grade services to our customers across communication market segments. Constructed using a combination of internally developed and licensed technologies, our e-commerce platform integrates our order management, gateway, workflow and reporting into a unified system. The platform is a secure foundation to build and offer additional services and to maximize performance, scalability and reliability.
Exception Handling Services
       We differentiate our services from both the internal and competitive offerings by handling exceptions through both our technology and human touch solutions, a substantial portion of which is provided by third party vendors. Our business process engineers optimize each workflow; however, there will be exceptions and we handle these to ensure the highest quality customer experience at the lowest cost. Our exception handling services handle the customer communication touchpoints including provisioning orders, inbound calls, automated IVR responses (e.g., order status, address changes), web forums, inbound and outbound email, proactive outbound calls (e.g., out of stock, backorders, exceptions), and self-correct order tools. These services are continuously reviewed for improved workflow and automation. The primary third party vendors providing exception handling services are Omniglobe International, L.L.C. and HelpDesk Now, both of whom provide services under automatically renewable contracts.
Data Center Facilities
       For over five years, we have operated and maintained a data center in Bethlehem, PA, and have consistently focused on the security, technology, maintenance, staffing and reliability of the data center facility. This secure facility houses all customer-facing, production, test and development systems that are the backbone of the services delivered to our customers. The facility and all systems are monitored 7 days a week, 24 hours a day, and are protected via multiple layers of physical and electronic security measures. In addition, a redundant power supply ensures constant, regulated power into the Managed Data Facility and a back-up generator system provides power indefinitely to the facility in the event of a utility power failure. All systems in the Managed Data Facility are monitored for availability and performance using industry standard tools such as HP OpenView®, Big Brother®, Oracle Enterprise Manager®, CiscoWorks® and Empirix OneSight®. To ensure customer responsiveness, Synchronoss’ technical staff members are available 7 days a week, 24 hours a day, 365 days a year to ensure the continuous availability of our systems.
Disaster Recovery Facility
       Construction has begun on a second data center facility at the company’s corporate headquarters in Bridgewater, New Jersey, and will be completed in the end of June, 2006. Physical construction of the facility is nearly complete, and we have begun the process of installing critical hardware and back-up equipment. This facility will be used to provide a hot site for disaster recovery purposes. In the event of a major service disruption at our primary facility, production application services will be activated at the secondary facility and services will be restored in a period of time required to meet all customer facing service level agreements (SLAs) for availability and service delivery.
Network
       Synchronoss uses AT&T, a tier one service provider, to provide a managed, fully-redundant network solution to deliver enterprise scale services to its customers. Specifically, Synchronoss has two OC-3 fiber optic rings, delivering 115MB/sec of highly redundant bandwidth to the Bethlehem and Bridgewater facilities. We are in the final phases of implementing a significant upgrade to our wide area network infrastructure that will support future business growth and strategy. This fiber optic based solution will be fully operational in the first quarter of 2006.
Customer Support
       The Synchronoss Customer Service Center (CSC) acts as an initial point of contact for all customer related issues and requests. The CSC staff is available 7 days a week via phone, email or pager to facilitate the diagnosis and resolution of application and service related issues with which they are presented. Issues that require further investigation are immediately escalated to

Synchronoss product and infrastructure support teams on behalf of the customer to provide the greatest speed of problem resolution and highest levels of customer service.
Competition
       Competition in our markets is intense and involves rapidly-changing technologies and customer requirements, as well as evolving industry standards and frequent product introductions. We compete primarily on the basis of the breadth of our domain expertise and our proprietary exception handling, as well as on the basis of price, time-to-market, functionality, quality and breadth of product and service offerings. We believe the most important factors making us a strong competitor include:

•	the breadth and depth of our transaction management solutions, including our exception handling technology;

•	the quality and performance of our product;

•	our high-quality customer service;

•	our ability to implement and integrate solutions;

•	the overall value of our software; and

•	the references of our customers.
       The following summarizes the principal products and services that compete with our solutions:
       Our solutions compete with CSPs’ internally developed IT systems. While many CSPs continue to rely upon their internal solutions, we believe that due to the complexity of telecommunications networking infrastructure, systems developed in-house are often inefficient, costly and provide unreliable results. We believe our solutions provide a lower total cost of ownership, faster time-to-market and the ability to scale more rapidly based on end-user demand than internally developed solutions.
       Our solutions compete with gateway systems vendors such as Neustar and VeriSign, which offer clearinghouse-type services such as managing area codes and phone numbers, routing telephone calls, managing Internet domain directories and securing electronic commerce and communications. We do not currently provide such services and therefore do not directly compete with the clearinghouse-type services offered by gateway systems vendors. In areas where we compete with gateway systems vendors, we believe we differentiate ourselves by deploying exception handling and managing transactions ranging from initial subscription to customer lifecycle transactions, such as on-going additions, subtractions and changes to services. We believe our expertise and proprietary technology enable CSPs to rely on us for complete transaction management solutions.
       Our solutions also compete with systems integrators such as Accenture. These vendors develop customized solutions for CSPs, which typically involves building and operating a custom e-commerce transaction management solution. We believe our solutions provide lower startup and ongoing maintenance costs, faster time-to-market and better economies of scale versus these vendors. In addition, we differentiate ourselves with our ability to deploy exception handling and manage transactions ranging from initial subscription to customer lifecycle transactions.
       We are aware of other software developers and smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete with our ActivationNow® platform. We anticipate continued growth in the communications industry and the entrance of new competitors in the order processing and transaction management solution market and that the market for our products and services will remain intensely competitive.

Government Regulation
       We are not currently subject to direct federal, state or local government regulation, other than regulations that apply to businesses generally. Our CSP customers are subject to regulation by the Federal Communications Commission, or FCC. Changes in FCC regulations that affect our existing or potential customers could lead them to spend less on e-commerce transaction management solutions, which would reduce our revenues and could have a material adverse effect on our business, financial condition or results of operations.
Intellectual Property
       To establish and protect our intellectual property, we rely on a combination of copyright, trade secret and trademark laws, as well as confidentiality procedures and contractual restrictions. Synchronoss®, the Synchronoss logo, PerformancePartner® and ActivationNow® are registered trademarks of Synchronoss Technologies, Inc. In addition to legal protections, we rely on the technical and creative skills of our employees, frequent product enhancements and improved product quality to maintain a technology-leadership position. We cannot be certain that others will not develop technologies that are similar or superior to our technology.
       We generally enter into confidentiality and invention assignment agreements with our employees and confidentiality agreements with our alliance partners and customers, and generally control access to and distribution of our software, documentation and other proprietary information.
Employees
       We believe that our growth and success is attributable in large part to our employees and an experienced management team, many members of which have years of industry experience in building, implementing, marketing and selling transaction management solutions critical to business operations. We intend to continue training our employees as well as developing and promoting our culture and believe such efforts provide us with a sustainable competitive advantage. We offer a work environment that enables employees to make meaningful contributions, as well as incentive programs to continue to motivate and reward our employees.
       As of February 9, 2006, we had 117 full-time employees of whom:

•	7 were in sales and marketing;

•	45 were in research and development;

•	10 were in finance and administration; and

•	55 were in operations.
None of our employees are covered by any collective bargaining agreements.
Facilities
       We lease approximately 21,150 square feet of office space in Bridgewater, New Jersey. In addition to our principal office space in Bridgewater, New Jersey, we lease facilities and offices in Bethlehem, Pennsylvania, Edison, New Jersey and Redmond, Washington. Lease terms for these locations expire between 2006 and 2009. We believe that the facilities we now lease are sufficient to meet our needs through at least the next 12 months. However, we may require additional office space after that time, and we now are evaluating expansion possibilities.
Legal Proceedings
       We are not currently subject to any legal proceedings; however, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

MANAGEMENT
Executive Officers and Directors
       Our executive officers and directors, and their ages as of a recent date, are as follows:

Name	Age	Position

Stephen G. Waldis	38	Chairman of the Board of Directors, President and Chief Executive Officer
Lawrence R. Irving	49	Chief Financial Officer and Treasurer
David E. Berry	40	Vice President and Chief Technology Officer
Robert Garcia	37	Executive Vice President of Product Management and Service Delivery
Peter Halis	44	Executive Vice President of Operations
Chris Putnam	36	Executive Vice President of Sales
William Cadogan(1)(2)(3)	57	Director
Thomas J. Hopkins(1)(2)	49	Director
James McCormick(2)(3)	46	Director
Scott Yaphe(1)(3)	33	Director

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

(3)	Member of Nomination and Corporate Governance Committee.
       Stephen G. Waldis has served as President and Chief Executive Officer of Synchronoss since founding the company in 2000 and has served as Chairman of the Board of Directors since February of 2001. Before founding Synchronoss, from 1994 to 2000, Mr. Waldis served as Chief Operating Officer at Vertek Corporation, a privately held professional services company serving the telecommunications industry. From 1992 to 1994, Mr. Waldis served as Vice President of Sales and Marketing of Logical Design Solutions, a provider of telecom and interactive solutions. From 1989 to 1992, Mr. Waldis worked in various technical and product management roles at AT&T. Mr. Waldis received a degree in corporate communications from Seton Hall University.
       Lawrence R. Irving has served as Chief Financial Officer and Treasurer of Synchronoss since July 2001. Before joining Synchronoss, from 1998 to 2001, Mr. Irving served as Chief Financial Officer and Treasurer at CommTech Corporation, a telecommunications software provider that was acquired by ADC Telecommunications. From 1995 to 1998, Mr. Irving served as Chief Financial Officer of Holmes Protection Group, a publicly traded company which was acquired by Tyco International. Mr. Irving is a certified public accountant and a member of the New York State Society of Certified Public Accountants. Mr. Irving received a degree in accounting from Pace University.
       David E. Berry has served as Vice President and Chief Technology Officer of Synchronoss since 2000. Before joining Synchronoss, Mr. Berry served as both technical sales support and lead architect at Vertek Corporation from 1995 to 1998, where he developed the first generation of online technologies for e-commerce customers. Mr. Berry received a bachelor of science degree in mathematics and computer science from Fairfield University.
       Robert Garcia has served as Executive Vice President of Product Management and Service Delivery and General Manager of the western office of Synchronoss since August 2000. Before joining Synchronoss, Mr. Garcia was a Senior Business Consultant with Vertek Corporation from January 1999 to August 2000. Mr. Garcia has also held senior management positions with Philips Lighting Company and Johnson & Johnson Company. Mr. Garcia received a bachelor of science degree in logistics and economics from St. John’s University in New York.

       Peter Halis has served as Executive Vice President of Operations of Synchronoss since 2002. Before joining Synchronoss, from 2000 to 2002, Mr. Halis was a worldwide partner and practice leader of the Northeast Technology, Media and Communications Practice of Arthur Andersen LLP, an accounting and consulting company. Mr. Halis received a bachelor of science degree in computer science and master of business administration degree in corporate finance both from New York University.
       Chris Putnam has been with Synchronoss since January 2004, and has served as Executive Vice President of Sales of Synchronoss since April 2005. Mr. Putnam leads the Company’s new business initiatives and sales teams, and is responsible for strategic account acquisitions such as Vonage and Level 3 Communications. His background includes supporting both the service provider and manufacturer communities in sales, sales management and business development capacities. Prior to joining Synchronoss, from 1999 to 2004, Mr. Putnam served as Director of Sales for Perot Systems’ Telecommunications business unit.
       William Cadogan has been a member of our board of directors since October 2005. In April of 2001, Mr. Cadogan began serving as a Senior Managing Director with Vesbridge Partners, LLC, formerly St. Paul Venture Capital, a venture capital firm. Mr. Cadogan served as Chief Executive Officer and Chairman of the board of directors of Mahi Networks, Inc., a leading supplier of multi-service optical transport and switching solutions, from November 2004 until its merger with Meriton Networks in October 2005. Prior to joining St. Paul Venture Capital in April 2001, Mr. Cadogan was Chairman and Chief Executive Officer of Minnesota-based ADC, Inc., a leading global supplier of telecommunications infrastructure products and services. Mr. Cadogan received a bachelor’s degree in electrical engineering from Northeastern University and a master in business administration degree from the Wharton School at the University of Pennsylvania.
       Thomas J. Hopkins is a Managing Director of Colchester Capital, LLC, an investment and advisory firm. Prior to Colchester Capital, Mr. Hopkins was involved in investment banking for over 17 years, principally at Deutsche Bank (and its predecessor Alex. Brown & Sons), Goldman, Sachs & Co. and Bear Stearns. He began his investment banking career at Drexel Burnham Lambert. Prior to investment banking, Mr. Hopkins was a lawyer for several years. Mr. Hopkins received a bachelor of arts degree from Dartmouth College, a juris doctorate from Villanova University School of Law and a master in business administration degree from the Wharton School at the University of Pennsylvania.
       James McCormick is a founder of Synchronoss, has been a member of our board of directors since the company’s inception and served as our Treasurer from September 2000 until December 2001. Mr. McCormick is founder and Chief Executive Officer of Vertek Corporation. Prior to founding Vertek in 1988, Mr. McCormick was a member of the Technical Staff at AT&T Bell Laboratories. Mr. McCormick was also a founding member and director of Formity Systems, a provider of telecommunications asset management software. Mr. McCormick received a bachelor of science in computer science from the University of Vermont and a master of science degree in computer science from the University of California — Berkeley.
       Scott Yaphe has been a member of our board of directors since July 2003. Mr. Yaphe is a Partner at ABS Ventures, a venture capital firm. Prior to joining ABS Ventures, from June 1999 to October 2000, Mr. Yaphe was Director of Corporate Development at Saraide, a wireless software developer that was acquired by Infospace Inc. Prior to 2000, Mr. Yaphe was a management consultant at A.T. Kearney, Inc., a consulting firm. Mr. Yaphe received a master in business administration degree from the Harvard Business School and a bachelor of commerce from McGill University.
Corporate Governance and Board Composition
       Corporate governance is a system that allocates duties and authority among a company’s stockholders, board of directors and management. The stockholders elect the board and vote on extraordinary matters; the board is the company’s governing body, responsible for hiring, overseeing and evaluating management, including the Chief Executive Officer, and management runs the company’s day-to-day operations. Our board of directors is comprised of at least a majority of independent directors, and believes that it is useful and appropriate to have our Chief Executive Officer also serve as our Chairman of the board.
       Classification of Directors. We currently have five directors, several of whom were elected as directors under the board composition provisions of a stockholders agreement and our restated certificate of incorporation that will be terminated upon the closing of this offering. The board composition provisions of the stockholders agreement and our amended and restated certificate of incorporation will be terminated upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.
       Following the offering, the board of directors will be divided into three classes with members of each class of directors serving for staggered three-year terms. The board of directors will consist initially of two Class I directors (currently Mr.                     and Mr.                     ), two Class II directors (currently Mr.                     and Mr.                     ) and one Class III director (currently Mr.                     ), whose initial terms will expire at the annual meetings of stockholders held in 2006, 2007 and 2008, respectively. Our classified board could have the effect of making it more difficult for a third party to acquire control of us. For more information on the classified board, see “Description of Capital Stock.”
       Mr. Waldis, our President and Chief Executive Officer, currently serves as the chairman of our board of directors and will continue to do so following the offering.
       Independent Directors. Each of our directors other than Mr. Waldis and Mr. McCormick qualifies as an independent director in accordance with the published listing requirements of the Nasdaq Stock Market, or Nasdaq. The Nasdaq independence definition includes a series of objective tests, such as that the director is not also one of our employees and has not engaged in various types of business dealings with us. In addition, as further required by the Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities as they may relate to us and our management.
       Board Structure and Committees. Our board of directors has established an audit committee, a compensation committee and a nomination and corporate governance committee. Our board of directors and its committees set schedules to meet throughout the year, and also can hold special meetings and act by written consent from time to time as appropriate. The independent directors of our board of directors also will hold separate regularly scheduled executive session meetings at least twice a year at which only independent directors are present. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. With the exception of James McCormick, each member of each committee of our board of directors qualifies as an independent director in accordance with the Nasdaq standards described above. Each committee of our board of directors has a written charter approved by our board of directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, copies of each charter will be posted on our Web site at http://www.synchronoss.com under the Investor Relations section. The inclusion of our Web site address in this prospectus does not include or incorporate by reference the information on our Web site into this prospectus.
       Audit Committee. The audit committee of our board of directors reviews and monitors our corporate financial statements and reporting and our external audits, including, among other things,

our internal controls and audit functions, the results and scope of the annual audit and other services provided by our independent registered public accounting firm and our compliance with legal matters that have a significant impact on our financial statements. Our audit committee also consults with our management and our independent registered public accounting firm prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters, and has established such procedures to become effective upon the effectiveness of the registration statement of which this prospectus forms a part. In addition, our audit committee is directly responsible for the appointment, retention, compensation and oversight of the work of our independent auditors, including approving services and fee arrangements. All related party transactions will be approved by our audit committee before we enter into them. The current members of our audit committee are Thomas J. Hopkins, William Cadogan and Scott Yaphe.
       In addition to qualifying as independent under the Nasdaq rules, each member of our audit committee can read and has an understanding of fundamental financial statements.
       Our audit committee includes at least one member who has been determined by our board of directors to meet the qualifications of an audit committee financial expert in accordance with SEC rules. Mr. Hopkins is the independent director who has been determined to be an audit committee financial expert. This designation is a disclosure requirement of the SEC related to Mr. Hopkins’ experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Hopkins any duties, obligations or liability that are greater than are generally imposed on him as a member of our audit committee and our board of directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of our audit committee or board of directors.
       Compensation Committee. The compensation committee of our board of directors reviews, makes recommendations to the board and approves our compensation policies and all forms of compensation to be provided to our executive officers and directors, including, among other things, annual salaries, bonuses, and stock option and other incentive compensation arrangements. In addition, our compensation committee will administer our stock option plans, including reviewing and granting stock options, with respect to our executive officers and directors, and may from time to time assist our board of directors in administering our stock option plans with respect to all of our other employees. Our compensation committee also reviews and approves other aspects of our compensation policies and matters. The current members of our compensation committee are William Cadogan, Thomas J. Hopkins and James McCormick.
       Nomination and Governance Committee. The nomination and governance committee of our board of directors will review and report to our board of directors on a periodic basis with regard to matters of corporate governance, and will review, assess and make recommendations on the effectiveness of our corporate governance policies. In addition, our nomination and governance committee will review and make recommendations to our board of directors regarding the size and composition of our board of directors and the appropriate qualities and skills required of our directors in the context of the then current make-up of our board of directors. This will include an assessment of each candidate’s independence, personal and professional integrity, financial literacy or other professional or business experience relevant to an understanding of our business, ability to think and act independently and with sound judgment, and ability to serve our stockholders’ long-term interests. These factors, and others as considered useful by our nomination and governance committee, will be reviewed in the context of an assessment of the perceived needs of our board of directors at a particular point in time. As a result, the priorities and emphasis of our nomination and governance committee and of our board of directors may change from time to time to take into account changes in business and other trends, and the portfolio of skills and experience of current and prospective directors.
       Our nomination and governance committee will establish procedures for the nomination process and lead the search for, select and recommend candidates for election to our board of directors (subject to legal rights, if any, of third parties to nominate or appoint directors). Consideration of new director candidates typically will involve a series of committee discussions, review of information concerning candidates and interviews with selected candidates. Candidates for nomination to our board of directors typically have been suggested by other members of our board of directors or by our executive officers. From time to time, our nomination and governance committee may engage the services of a third-party search firm to identify director candidates. After this offering, our nomination and governance committee will select the candidates for election to our board of directors. Our nomination and governance committee will consider candidates proposed in writing by stockholders, provided such proposal meets the eligibility requirements for submitting stockholder proposals for inclusion in our next proxy statement and is accompanied by certain required information about the candidate. Candidates proposed by stockholders will be evaluated by our nomination and governance committee using the same criteria as for all other candidates. The members of our nomination and governance committee are William Cadogan, James McCormick and Scott Yaphe.
       Code of Ethics and Business Conduct. Our board of directors has adopted a code of ethics and business conduct that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, and that will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of ethics and business conduct will be posted on our Web site at http://www.synchronoss.com under the Investor Relations section. We intend to disclose future amendments to certain provisions of our code of ethics and business conduct, or waivers of such provisions, applicable to our directors and executive officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), at the same location on our Web site identified above and also in a Current Report on Form 8-K within four business days following the date of such amendment or waiver. The inclusion of our Web site address in this prospectus does not include or incorporate by reference the information on our Web site into this prospectus.
Director Compensation
       Following this offering, each non-employee member of our board of directors will be entitled to receive an annual retainer of $25,000. In addition, each non-employee director serving on our audit committee, compensation committee and nomination and governance committee will be entitled to an annual retainer of $7,500, $5,000 and $5,000, respectively, and the chair of each such committee will be entitled to an additional annual retainer of $7,500, $5,000 and $5,000, respectively. The retainer fees will be paid in four quarterly payments on the first day of each calendar quarter.
       Non-employee directors will also be entitled to an initial stock option award to purchase 25,000 shares of our common stock upon such director’s election to our board of directors. The option will become exercisable for 33% of the shares after one year of service as a director and the balance vesting equal monthly installments over the remaining two years. Each year thereafter, beginning in January of 2007, each non-employee director will receive an annual stock option award to purchase 10,000 shares of our common stock on the first day of every January, which will vest in equal monthly installments over the following year. All such options will be granted at the fair market value on the date of the award. For further information regarding the equity compensation of our non-employee directors, see “Management — Automatic Option Grant Program.”
       We currently have a policy to reimburse directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board and committee meetings.

Compensation Committee Interlocks and Insider Participation
       The compensation committee of the board of directors currently consists of William Cadogan, Thomas J. Hopkins and James McCormick. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee.
Limitation of Liability and Indemnification
       Prior to the effective date of this offering, we will enter into indemnification agreements with each of our directors. The form of agreement provides that we will indemnify each of our directors against any and all expenses incurred by that director because of his or her status as one of our directors, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, but subject to various exceptions, we will advance all expenses incurred by our directors in connection with a legal proceeding.
       Our amended and restated certificate of incorporation and bylaws contain provisions relating to the limitation of liability and indemnification of directors. The amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.
       Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law. The foregoing provisions of the amended and restated certificate of incorporation are not intended to limit the liability of directors or officers for any violation of applicable federal securities laws. As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated certificate of incorporation provides that we may indemnify our directors to the fullest extent permitted by Delaware law and the restated certificate of incorporation provisions relating to indemnity may not be retroactively repealed or modified so as to adversely affect the protection of our directors.
       In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that we are authorized to enter into indemnification agreements with our directors and officers and we are authorized to purchase directors’ and officers’ liability insurance, which we currently maintain to cover our directors and executive officers.

Executive Compensation
Compensation Earned
       The following summarizes the compensation earned during 2005 by our chief executive officer and our four other most highly compensated executive officers who were serving as executive officers on December 31, 2005. We refer to these individuals as our “named executive officers.” In accordance with SEC rules, the compensation in this table does not include certain perquisites and other personal benefits received by the named executive officers that did not exceed the lesser of $50,000 or 10% of any officer’s aggregate salary and bonus reported in this table.
Summary Compensation Table

	Annual Compensation
						All Other
				Other Annual		Compensation(1)
Name and Principal		Salary	Bonus	Compensation
Position	Year	$	$	($)		$

Stephen G. Waldis	2005	249,984	652,789			1,500
Chairman of the Board of Directors, President and Chief Executive Officer
Lawrence R. Irving(2)	2005	210,000	233,283			1,500
Chief Financial Officer and Treasurer
David E. Berry	2005	200,000	227,783			1,500
Vice President and Chief Technology Officer
Robert Garcia	2005	197,083	272,550	84,239	(3)	1,500
Executive Vice President of Product Management and Service Delivery
Peter Halis(2)	2005	204,000	227,709			1,500
Executive Vice President of Operations

(1)	The amount shown under All Other Compensation in the table above represents 401(k) matching contributions.

(2)	No restricted stock grants were made to our named officers during the year. As of December 31, 2005, Mr. Irving held 4,839 restricted shares of our common stock, which had a value as of that date of $21,000, based on the determination by our board of directors of fair market value of our common stock as of December 31, 2005. As of December 31, 2005, Mr. Halis held 40,644 restricted shares of our common stock, which had a value as of that date of $251,832. In each case, the purchaser shall vest with respect to the number of shares that would vest over a 12-month period if Synchronoss is subject to a change in control before the purchaser’s service terminates and the purchaser is subject to an involuntary termination within 12 months following such change in control.

(3)	The amount shown under Other Annual Compensation in the table above represents relocation expenses paid by the Company.

Stock Options
       The following table presents for our named executive officers the number and value of securities underlying unexercised options that are held by these executive officers as of December 31, 2005. No options or stock appreciation rights were granted to or exercised by these executive officers in the last fiscal year, and no stock appreciation rights were outstanding at the end of that year. Subsequent to 2005, David Berry exercised 30,000 shares at $0.29 per share.
       Options granted to the named executive officers before September 30, 2003 were immediately exercisable with the underlying shares subject to our right of repurchase in the event that the optionee’s employment terminated prior to full vesting. Our right of repurchase lapses as to 25% of the shares subject to the option on the one-year anniversary of the date of grant and an additional 2.0833% each month thereafter.
       The figures in the “value of unexercised in-the-money options at fiscal year end” column are based on the midpoint of our initial public offering price range, less the exercise price paid or payable for these shares.

Number of Securities
	Underlying Unexercised		Value of Unexercised
	Options at		In-the-Money Options at
	December 31, 2005		December 31, 2005

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Stephen G. Waldis	—	—	—	—
Lawrence R. Irving	—	—	—	—
David E. Berry	30,000	—	[ ]	—
Peter Halis	—	—	—	—
Robert Garcia	110,000	—	[ ]	—
Employee Benefit Plans
2006 Equity Incentive Plan
       Our 2006 Equity Incentive Plan was adopted by our board of directors on                     , 2006 and is expected to be approved by our stockholders. The 2006 Equity Incentive Plan will become effective on the effective date of the registration statement of which this prospectus is a part. Our 2006 Equity Incentive Plan replaces our 2000 Stock Plan, our prior plan. No further option grants will be made under our 2000 Stock Plan after this offering. The options outstanding after this offering under the 2000 Stock Plan will continue to be governed by their existing terms.
       Share Reserve. We have reserved                      shares of our common stock for issuance under the 2006 Equity Incentive Plan, plus the number of shares remaining available for issuance under our 2000 Stock Plan, of which no more than                      shares may be issued as direct stock awards. The number of shares reserved for issuance under the stock incentive plan will be increased automatically on January 1 of each year by a number equal to the lesser of:

•	shares; or

•	% of the shares of common stock outstanding at that time.
       In general, if options or shares awarded under the 2000 Stock Plan or the 2006 Equity Incentive Plan are forfeited or repurchased, then those options or shares will again become available for awards under the 2006 Equity Incentive Plan.
       Administration. The compensation committee of our board of directors administers the 2006 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to our 2006 Equity Incentive Plan. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

       Eligibility. Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2006 Equity Incentive Plan.
       Types of Award. Our 2006 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock;

•	restricted shares of our common stock; and

•	stock appreciation rights and stock units.
       Options and Stock Appreciation Rights. The exercise price for options granted under the 2006 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

•	cash;

•	shares of common stock that the optionee already owns;

•	a full-recourse promissory note, but this form of payment is not available to executive officers or directors;

•	an immediate sale of the option shares through a broker designated by us; or

•	a loan from a broker designated by us, secured by the option shares.
       A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights granted under the 2006 Equity Incentive Plan shall be determined by the compensation committee. The settlement value of the stock appreciation right may be paid in cash or shares of common stock. Options and stock appreciation rights vest at the times determined by the compensation committee. In most cases, our options and stock appreciation rights will vest over a four-year period following the date of grant. Options and stock appreciation rights generally expire 10 years after they are granted. The compensation committee may provide for a longer term except that options and stock appreciation rights generally expire earlier if the participant’s service terminates earlier. No participant may receive options or stock appreciation rights under the 2006 Equity Incentive Plan covering more than                      shares in one calendar year, except that a newly hired employee may receive options or stock appreciation rights covering up to                      shares in the first year of employment.
       Restricted Shares and Stock Units. Restricted shares may be awarded under the 2006 Equity Incentive Plan in return for:

•	cash;

•	a full-recourse promissory note;

•	services already provided to us; and

•	in the case of treasury shares only, services to be provided to us in the future.
       Restricted shares vest at the times determined by the compensation committee. Stock units may be awarded under the 2006 Equity Incentive Plan. No cash consideration shall be required of the award recipients. Stock units may be granted in consideration of a reduction in the recipient’s other compensation or in consideration of services rendered. Each award of stock units may or may not be subject to vesting and vesting, if any, shall occur upon satisfaction of the conditions specified by the compensation committee. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination of both.
       Change in Control. If a change in control of Synchronoss occurs, an option or award under the 2006 Equity Incentive Plan will generally not accelerate vesting unless the surviving corporation does not assume the option or award or replace it with a comparable award. Generally, if an option or award is assumed or replaced on a change in control and if the holder’s employment or service is involuntarily terminated without cause within twelve months following the change in control then the award will become exercisable and vested as to an additional number of shares as if the holder had remained in service for an additional twelve months. A change in control includes:

•	a merger of Synchronoss after which our own stockholders own 50% or less of the surviving corporation or its parent company;

•	a sale of all or substantially all of our assets;

•	a proxy contest that results in the replacement of more than one-half of our directors over a 24-month period; or

•	an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to Synchronoss, such as a holding company owned by our stockholders.
       Automatic Option Grant Program. On October 21, 2005, our board of directors approved a program of automatic option grants for non-employee directors under the 2006 Equity Incentive Plan on the terms specified below:

•	Each non-employee director who first joins our board of directors after the effective date of the 2006 Equity Incentive Plan will receive an initial option for 25,000 shares. The initial grant of this option will occur when the director takes office. The option will vest in three equal annual installments.

•	Each January beginning with January of 2007, each non-employee director who will continue to be a director after that meeting will automatically be granted an option for 10,000 shares of our common stock. However, a new non-employee director who is receiving the initial option will not receive this option in the same calendar year. The option will vest in equal monthly installments over the one-year period following the option grant.

•	A non-employee director’s option granted under this program will become fully vested upon a change in control of Synchronoss.

•	The exercise price of each non-employee director’s option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us. The non-employee director’s options have a 10-year term, except that they expire one year after the director leaves the board of directors.
       Amendments or Termination. Our board of directors may amend or terminate the 2006 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 2006 Equity Incentive Plan will continue in effect indefinitely, unless the board of directors decides to terminate the plan.
       As of December 31, 2005, we had outstanding options under the prior plan to purchase an aggregate of 1,079,480 shares of common stock at exercise prices ranging from $0.29 to $10.00 per share, or a weighted average per share exercise price of $1.40. A total of                      shares of common stock are available for future issuance under the 2006 Equity Incentive Plan.
Employee Stock Purchase Plan
       Our Employee Stock Purchase Plan was adopted by our board of directors on                     , 2006 and is expected to be approved by our stockholders. The Employee Stock Purchase Plan will become effective on a date after the effective date of the registration statement of which this prospectus is a part to be determined by our board of directors. Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code.

       Share Reserve. We have reserved                      shares of our common stock for issuance under the plan.
       Administration. The compensation committee of our board of directors will administer the plan.
       Eligibility. All of our employees are eligible to participate if we employ them for more than 20 hours per week and for more than five months per year. Eligible employees may begin participating in the Employee Stock Purchase Plan at the start of any offering period.
       Offering Periods. In general, each offering period is 24 months long, but a new offering period begins every six months or on such other date as determined by our board of directors. Thus up to four overlapping offering periods may be in effect at the same time. An offering period continues to apply to a participant for the full 24 months, unless the market price of common stock is lower when a subsequent offering period begins. In that event, the subsequent offering period automatically becomes the applicable period for purposes of determining the purchase price. The first offering period is expected to commence shortly after the effective date of this offering and will end on January 31, 2008.
       Amount of Contributions. Our Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee’s payroll deductions may not exceed 15% of the employee’s cash compensation. Purchases of our common stock will generally occur on January 31 and July 31 of each year, except that the first purchase will occur at least 6 months after the date of this prospectus. Each participant may purchase up to the number of shares determined by our board of directors on any purchase date, not to exceed                      shares. The value of the shares purchased in any calendar year may not exceed $25,000. Participants may withdraw their contributions at any time before stock is purchased.
       Purchase Price. The price of each share of common stock purchased under our Employee Stock Purchase Plan will not be less than 85% of the lower of:

•	the fair market value per share of common stock on the date immediately before the first day of the applicable offering period, or

•	the fair market value per share of common stock on the purchase date.
       Other Provisions. Employees may end their participation in the Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with Synchronoss. If a change in control of Synchronoss occurs, our Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors may amend or terminate the Employee Stock Purchase Plan at any time. Our chief executive officer may also amend non-material provisions of the plan. If our board of directors increases the number of shares of common stock reserved for issuance under the plan, except for the automatic increases described above, it must seek the approval of our stockholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
       Since January 1, 2003, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $60,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than:

•	compensation arrangements, which are described where required under “Management;” and

•	the transactions described below.
       We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.
Registration Rights Agreement
       In November 2000, we entered into a registration rights agreement with certain of our Series A stockholders pursuant to which we granted such stockholders certain registration rights with respect to shares of our common stock issuable upon conversion of the shares of our Series A convertible preferred stock held by them. The agreement was approved by a majority of our board of directors, including a majority of the independent and disinterested members of the board of directors. For more information regarding this agreement, see “Description of Capital Stock — Registration Rights.”
Investors Rights Agreement
       In December 2000, we entered into an amended and restated investors rights agreement with certain holders of our common stock, Series 1 convertible preferred stock and Series A convertible preferred stock. The agreement was approved by a majority of our board of directors, including a majority of the independent and disinterested members of the board of directors. Pursuant to the agreement, certain restrictions have been placed upon the sale of shares of common stock by James McCormick and Stephen G. Waldis. The agreement also provides for the election of certain stockholder-designated directors to our board of directors and requires that we provide certain information rights to selected stockholders of the Company. The agreement will terminate upon a firm commitment initial public offering with an aggregate offering price of at least $20 million and per share price of at least $8.70. We anticipate that the amended and restated investors rights agreement will terminate upon the closing of this offering.
Transactions with our Executive Officers and Directors
       Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors, providing for indemnification against expenses and liabilities reasonably incurred in connection with their service for us on our behalf. For more information regarding these agreements, see “Management — Limitation of Liability and Indemnification.”
Loans to Executive Officers.
       We provided loans to the employees specified below for the purpose of their exercise of options to purchase shares of our common stock. Each loan was approved by a majority of our board of directors, including a majority of the independent and disinterested members of the board of directors. The loans bore interest at rates ranging from 2.8% to 6.3%. The shares acquired under the loan were pledged as security for the promissory note evidencing such loan. All of the loans were repaid by June 30, 2005.

		Number of		Indebtedness
	Principal	Shares Acquired	Date of	as of	Indebtedness
Name & Title	Amount	with Loan	Loan	5/31/05*	as of 6/30/05

Stephen G. Waldis	$325,003	1,120,700	1/26/01	$195,701	$ 0
Chairman of the Board of Directors, President and Chief Executive Officer
Lawrence R. Irving	$68,078	234,750	6/1/01	$81,758	$ 0
Chief Financial Officer and	$22,454	77,428	7/9/02	$24,311	$ 0
Treasurer
David E. Berry	$31,000	155,000	10/27/00	$39,979	$ 0
Vice President and Chief	$5,800	20,000	1/26/01	$7,288	$ 0
Technology Officer
Peter Halis	$113,152	390,178	7/9/02	$122,512	$ 0
Executive Vice President of Operations
Robert Garcia	$6,200	31,000	10/27/00	$7,996	$ 0
Executive Vice President of Product Management and Service Delivery

*	Such amount is the largest aggregate indebtedness outstanding to the Registrant during 2005, the last fiscal year.
Stock Option Awards
       For information regarding stock options and stock awards granted to our named executive officers and directors, see “Management — Director Compensation” and “Management — Executive Compensation.”
Omniglobe International, L.L.C.
       Omniglobe International, L.L.C., a Delaware limited liability company with operations in India, provides data entry services relating to our exception handling management. We pay Omniglobe an hourly rate for each hour worked by one of its data entry agents. For these services, we paid Omniglobe $2.2 million and $8.0 million during 2004 and 2005, respectively. For information regarding minimum contractual commitments to Omniglobe, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations.”

       On March 12, 2004, certain of our executive officers and their family members acquired indirect equity interests in Omniglobe by purchasing an ownership interest in Rumson Hitters, L.L.C., a Delaware limited liability company, as follows:

			Purchase
			Price of
			Interest in
			Rumson
		Indirect Equity	Hitters,
Name	Position with Synchronoss	Interest in Omniglobe	L.L.C.

Stephen G. Waldis	Chairman of the Board	12.23%	$95,000
	of Directors, President and Chief Executive Officer
Lawrence R. Irving	Chief Financial Officer	2.58%	$20,000
	and Treasurer
David E. Berry	Vice President and Chief	2.58%	$20,000
	Technology Officer
Robert Garcia	Executive Vice President	1.29%	$10,000
	of Product Management and Service Delivery
       Since the date that our officers and their family members acquired their interests in Rumson Hitters, Omniglobe has paid an aggregate of $1.3 million in distributions to all of its interest holders, including Rumson Hitters. In turn, Rumson Hitters has paid an aggregate of $0.7 million in distributions to its interest holders, including $153,655 in distributions to Stephen G. Waldis and his family members, $32,348 in distributions to Lawrence R. Irving, $32,348 in distributions to David E. Berry and his family members and $16,174 in distributions to Robert Garcia.
       Synchronoss considered making an investment in Omniglobe but elected not to pursue the opportunity based on the recommendation of our independent directors. Only after Synchronoss declined to pursue the opportunity did members of our management team make their investments. None of the members of our management team devotes time to the management of Omniglobe.
       Upon completion of this offering, Rumson Hitters will repurchase, at the original purchase price, the equity interests in Rumson Hitters held by each of our employees and their family members, such that no employee of Synchronoss or family member of such employee will have any interest in Rumson Hitters or Omniglobe after this offering. Neither Synchronoss nor any of its employees will provide any of the funds to be used by Rumson Hitters in repurchasing such equity interests.
Vertek Corporation
       Vertek Corporation, a New Jersey corporation with principal offices in New Jersey and Vermont, is a solutions provider to the communications services industry. On October 2, 2000, Vertek contributed to Synchronoss all of its application service provider business (including rights to the intellectual property, all current contracts and licenses related to that business) and tangible assets with a book value of approximately $2.1 million. In exchange, we issued to Vertek 2 million shares of our Series 1 convertible preferred stock and 8 million shares of our common stock. Vertek subsequently distributed its 8 million shares of our common stock to its stockholders. Synchronoss also assumed and agreed to perform, pay and discharge certain liabilities of Vertek relating to the application service provider business, which included a software contract payable over 30 monthly installments totaling approximately $0.5 million and a lease for office space. At the time that Vertek contributed its application service provider business and tangible assets to Synchronoss, Vertek was held 84% by James McCormick, a member of our board of directors, and 16% by Stephen G. Waldis, our Chairman of the Board of Directors, President and Chief Executive Officer. However, pursuant to a subsequent agreement between Vertek and Messrs. McCormick and Waldis, Vertek repurchased all of the outstanding Vertek shares held by Mr. Waldis, such that Mr. McCormick is now the sole stockholder of Vertek. For various consulting services, we paid Vertek $0.01 million in 2003 and $0.4 million in 2004. We made no payments to Vertek in 2005.

PRINCIPAL AND SELLING STOCKHOLDERS
       The following table provides information concerning beneficial ownership of our capital stock as of December 31, 2005, and as adjusted to reflect the sale of the common stock being sold in this offering, by:

•	each stockholder, or group of affiliated stockholders, that we know owns more than 5% of our outstanding capital stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.
       The following table lists the number of shares and percentage of shares beneficially owned based on 23,971,651 shares of common stock outstanding as of December 31, 2005, as adjusted to reflect the conversion of the outstanding shares of preferred stock upon completion of this offering. The table also lists the applicable percentage beneficial ownership based on                      shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option to purchase up to an aggregate of                      shares of our common stock.
       Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of December 31, 2005, are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.
       Unless otherwise indicated, the principal address of each of the stockholders below is c/o Synchronoss Technologies, Inc., 750 Route 202 South, Sixth Floor, Bridgewater, New Jersey 08807.

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After
	Offering			Offering
Name and Address of Beneficial			Shares Being
Owner	Number	Percent	Offered(1)	Number	Percent

5% Stockholders
ABS Ventures(2)	3,793,104	15.8%				%
890 Winter Street, Suite 225
Waltham, MA 02451
Vertek Corporation(3)	2,000,000	8.3%
463 Mountain View Drive
Colchester, VT 05446
Rosewood Capital(4)	2,579,498	10.7%
One Maritime Plaza, Suite 1401
San Francisco, CA 94111
Ascent Venture Partners III, L.P.	1,256,483	5.2%
255 State Street, 5th Floor
Boston, MA 02109

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After
	Offering			Offering
Name and Address of Beneficial			Shares Being
Owner	Number	Percent	Offered(1)	Number	Percent

James M. McCormick(5)	4,852,086	20.2%				%
Stephen G. Waldis(6)	2,352,624	9.8%
Directors and Named Executive Officers
James M. McCormick(5)	4,852,086	20.2%				%
Scott Yaphe(2)	3,793,104	15.8%				%
Stephen G. Waldis(6)	2,352,624	9.8%
Peter Halis	390,178	1.6%
Lawrence R. Irving	282,178	1.2%				%
David E. Berry(7)	205,000	0.9%
Robert Garcia(8)	125,429	0.5%				%
Chris Putnam(9)	40,000	0.2%
Thomas J. Hopkins	8,621	—
All directors and executive officers as a group(10)	12,049,220	49.8%

*	Less than 1% of the outstanding shares of common stock.

(1)	Does not include shares subject to the underwriters’ over-allotment option.

(2)	Consists of 3,751,830 shares held by ABS Ventures VI L.L.C. and 41,274 shares held by ABS Investors L.L.C. Mr. Yaphe, one of our directors, is a member of Calvert Capital IV, LLC which holds voting and dispositive power for the shares held of record by ABS Ventures VI L.L.C. He is also a member of ABS Investors L.L.C. Mr. Yaphe disclaims beneficial ownership of the shares held by each of the ABS Ventures funds, except to the extent of his pecuniary interest therein. Mr. Yaphe has no voting or dispositive control in either of the ABS Ventures funds.

(3)	Mr. McCormick, one of our directors, is the Chief Executive Officer and the sole stockholder of Vertek Corporation.

(4)	Consists of 2,138,295 shares held by Rosewood Capital IV, L.P., 420,970 shares held by Rosewood Capital III, L.P. and 20,233 shares held by Rosewood Capital IV Associates, L.P.

(5)	Excludes 889,000 shares held in two separate trusts for the benefit of certain of his family members, as to which he has no voting or investment power and disclaims beneficial ownership.

(6)	Includes 413,448 shares held by the Waldis Family Partnership, LP.

(7)	Includes 30,000 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2005.

(8)	Includes 110,000 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2005.

(9)	Consists of shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2005.

(10)	Includes 180,000 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2005.

DESCRIPTION OF CAPITAL STOCK
General
       Following the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. The following summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and bylaws does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.
Common Stock
       As of December 31, 2005 there were 23,971,651 shares of common stock outstanding, as adjusted to reflect the conversion of 11,549,256 shares of Series A convertible preferred stock into 11,549,256 shares of common stock and 2,000,000 shares of Series 1 convertible preferred stock into 2,000,000 shares of common stock upon the closing of this offering, that were held of record by approximately 185 stockholders. There will be                      shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and assuming no exercise after                           , 200 of outstanding options or warrants, after giving effect to the sale of the shares of common stock to the public offered in this prospectus.
       The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.
Preferred Stock
       Upon the closing of this offering, outstanding shares of Series A convertible preferred stock will be converted into 11,549,256 shares of common stock and outstanding shares of Series 1 convertible preferred stock will be converted into 2,000,000 shares of common stock, provided that the aggregate offering price of the shares offered in this offering equals or exceeds $20,000,000 and the price per share in this offering equals or exceeds $8.70 per share.
       The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Synchronoss without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Warrants
       As of December 31, 2005 there were outstanding warrants to purchase up to 94,828 shares of preferred stock at exercise prices of $2.90 per share, up to 94,828 of which will be exercised prior to the closing of this offering. Upon the closing of this offering, warrants to purchase shares of preferred stock will be converted into warrants to purchase shares of common stock.
Registration Rights
       After this offering, the holders of approximately 11,644,084 shares of common stock will be entitled to rights with respect to the registration of those shares under the Securities Act. Under the terms of the agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. Holders of 11,644,084 shares of the registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our best efforts to effect this registration. Further, the holders of these demand rights may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within six months following the initial offering of our securities, including this offering.
Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation, Bylaws and Delaware Law
       Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make the following transactions more difficult:

• our acquisition by means of a tender offer;

• our acquisition by means of a proxy contest or otherwise; or

• removal of our incumbent officers and directors.
       These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, and also are intended to provide management with flexibility to enhance the likelihood of continuity and stability in our composition if our board of directors determines that a takeover is not in our best interests or the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, outweigh the disadvantages of discouraging takeover proposals because negotiation of takeover proposals could result in an improvement of their terms.
       Election and Removal of Directors. Our board of directors is divided into three classes serving staggered three-year terms. This system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because generally at least two stockholders’ meetings will be required for stockholders to effect a change in control of the board of directors. Our amended and restated certificate of incorporation and our bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. Under our amended and restated certificate of incorporation, vacancies and newly created directorships on the board of directors may be filled only by a majority of the directors then serving on the board, and under our bylaws, directors may be removed by the stockholders only for cause.
       Stockholder Meetings. Under our bylaws, only the board of directors, the Chairman of the board or our Chief Executive Officer may call special meetings of stockholders.
       Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.
       Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the date of determination of interested stockholder status did own, 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
       Elimination of Stockholder Action by Written Consent. Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting after this offering.
       No Cumulative Voting. Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.
       Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.
       Amendment of Charter Provisions. The amendment of certain of the above provisions in our amended and restated certificate of incorporation requires approval by holders of at least two-thirds of our outstanding common stock.
       These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.
Transfer Agent and Registrar
       The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. Its telephone number is (212) 936-5100.
Nasdaq National Market Listing
       We have applied to list our common stock on The Nasdaq Stock Market’s National Market under the symbol “SNCR.”

SHARES ELIGIBLE FOR FUTURE SALE
       Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.
       Upon completion of this offering, we will have outstanding an aggregate of                      shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants to purchase common stock that were outstanding as of                     , 2006. The shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by our affiliates.
       The remaining 24,029,839 shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Section 4(1) or Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below.
       The following table shows approximately when the 24,029,839 shares of our common stock that are not being sold in this offering, but which will be outstanding when this offering is complete, will be eligible for sale in the public market:
Eligibility of Restricted Shares for Sale in the Public Market

	Shares Eligible for
Days After Date of this Prospectus	Sale	Comment

Upon Effectiveness		Shares sold in the offering
Upon Effectiveness	—	Freely tradable shares saleable under Rule 144(k) that are not subject to the lock-up
90 Days	—	Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 Days	23,199,839	Lock-up released, subject to extension; shares saleable under Rules 144 and 701
Thereafter	830,000	Restricted securities held for one year or less
       Resale of 17,358,151 of the restricted shares that will become available for sale in the public market starting 180 days after the effective date will be limited by volume and other resale restrictions under Rule 144 because the holders are our affiliates.
Lock-up Agreements
       Our officers, directors and substantially all of our stockholders have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of Goldman, Sachs & Co., which period of restriction may be extended for up to an additional 34 days under certain limited circumstances. Goldman, Sachs & Co. currently does not anticipate shortening or waiving any of the lock-up agreements and does not have any pre-established conditions for such modifications or waivers.

However, Goldman, Sachs & Co. may, in its sole discretion, at any time, and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreement.
Rule 144
       In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.
       Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not and has not been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for a least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Rule 701
       Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to us who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that nonaffiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. However, all Rule 701 shares are subject to lock-up agreements and will only become eligible for sale upon the expiration of the 180-day lock-up agreements. Goldman, Sachs & Co. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.
       Within 90 days following the effectiveness of this offering, we will file a Registration Statement on Form S-8 registering                      shares of common stock subject to outstanding options or reserved for future issuance under our stock plans. As of December 31, 2005, options to purchase a total of 1,079,480 shares were outstanding and 980,923 shares were reserved for future issuance under our stock plans. Common stock issued upon exercise of outstanding vested options or issued under our Employee Stock Purchase Plan is available for immediate resale in the open market, subject to compliance by affiliates with the requirements of Rule 144 other than the holding period requirement.
Registration Rights
       Upon completion of this offering, the holders of 11,549,256 shares of our common stock and the holders of warrants to purchase 94,828 shares of our common stock have the right to have their shares registered under the Securities Act. See “Description of Capital Stock — Registration Rights.” All such shares are covered by lock-up agreements; following the expiration of the lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates.
       We have agreed not to file any registration statements during the 180-day period after the date of this prospectus with respect to the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable into common stock, other than one or more registration statements on Form S-8 covering securities issuable under our 2000 Stock Plan, 2006 Equity Incentive Plan and Employee Stock Purchase Plan, without the prior written consent of Goldman, Sachs & Co.
Form S-8 Registration Statements
       Prior to the expiration of the lock-up period, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2000 Stock Plan, 2006 Equity Incentive Plan and Employee Stock Purchase Plan. See “Management — Employee Benefit Plans.” Subject to the lock-up agreements described above and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

UNDERWRITING
       We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Deutsche Bank Securities Inc. and Thomas Weisel Partners LLC are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Deutsche Bank Securities Inc
Thomas Weisel Partners LLC

Total

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                      shares from us and            shares from the Waldis Family Partnership, LP to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
       The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                      additional shares.

Paid by the Company	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
       Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.
       We and our directors, officers and holders of substantially all of our common stock, including the selling stockholders, have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of our and their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. Goldman, Sachs & Co. has advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the sole discretion of Goldman, Sachs & Co. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

       The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.
       At the request of Synchronoss, the underwriters have reserved for sale, at the initial public offering price, up to                      shares offered in this prospectus for directors, officers, employees, business associates and other persons with whom we have a relationship. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase reserved shares. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.
       Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
       We intend to list the common stock on The Nasdaq Stock Market’s National Market under the symbol “SNCR”.
       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us or the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The Nasdaq Stock Market’s National Market, in the over-the-counter market or otherwise.

       Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the Issuer; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
       Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
       The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
       The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.
       We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                    million.
       If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
       We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

INDUSTRY AND MARKET DATA
       We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.
LEGAL MATTERS
       The validity of the common stock being offered will be passed upon for Synchronoss by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Waltham, Massachusetts. As of the date of this prospectus, certain partners and employees of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially owned an aggregate of 51,725 shares of our common stock. The underwriters are represented by Ropes & Gray LLP.
EXPERTS
       Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements and schedule at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
       We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus contains all information about us and our common stock that may be material to an investor in this offering. The registration statement includes exhibits to which you should refer for additional information about us.
       You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this Web site.

SYNCHRONOSS TECHNOLOGIES, INC.
FINANCIAL STATEMENTS
December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
Synchronoss Technologies, Inc.
We have audited the balance sheets of Synchronoss Technologies, Inc. as of December 31, 2004 and 2005 and the related statements of operations, changes in stockholders’ deficiency and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed on page F-1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synchronoss Technologies, Inc. as of December 31, 2004 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
MetroPark, NJ
February 17, 2006

SYNCHRONOSS TECHNOLOGIES, INC.
BALANCE SHEETS
(in thousands, except per share data)

	December 31,

			2005
	2004	2005	Pro Forma

Assets
Current assets:
Cash and cash equivalents	$3,404	$8,786	$8,786
Investments in marketable securities	1,193	4,152	4,152
Accounts receivable, net of allowance for doubtful accounts of $200 and $221 at 2004 and 2005, respectively	7,245	13,092	13,092
Prepaid expenses and other assets	699	1,189	1,189
Deferred tax assets	—	4,024	4,024

Total current assets	12,541	31,243	31,243
Property and equipment, net	4,098	4,207	4,207
Investments in marketable securities	5,924	3,064	3,064
Deferred tax assets	—	620	620
Other assets	221	1,074	1,074

Total assets	$22,784	$40,208	$40,208

Liabilities, redeemable convertible preferred stock and stockholders’ deficiency
Current liabilities:
Accounts payable	$999	$1,822	$1,822
Accrued expenses ($399 and $577 was due to a related party at 2004 and 2005, respectively)	2,167	6,187	6,187
Short-term portion of equipment loan payable	667	667	667
Deferred revenues	631	793	793

Total current liabilities	4,464	9,469	9,469
Equipment loan payable, less current portion	1,333	666	666
Commitments and contingencies
Series A redeemable convertible preferred stock, $.0001 par value; 13,103 shares authorized, 11,549 shares issued and outstanding in 2004 and 2005 (aggregate liquidation preference of $66,985 at December 31, 2004 and 2005), zero pro-forma shares outstanding	33,459	33,493	—
Series 1 convertible preferred stock, $.0001 par value; 2,000 shares authorized, issued and outstanding at December 31, 2004 and 2005 (aggregate liquidation preference of $12,000 at December 31, 2004 and 2005), zero pro-forma shares outstanding	1,444	1,444	—
Stockholders’ (deficiency)/equity:
Common stock, $0.0001 par value; 30,000 shares authorized, 10,504 and 10,518 shares issued; 10,408 and 10,423 outstanding at December 31, 2004 and 2005, respectively; 23,971 pro-forma shares outstanding	1	1	2
Treasury stock, at cost (96 shares at December 31, 2004 and 2005)	(19)	(19)	(19)
Additional paid-in capital	869	1,661	36,597
Deferred stock-based compensation	—	(702)	(702)
Stock subscription notes from stockholders	(536)	—	—
Accumulated other comprehensive loss	(111)	(114)	(114)
Accumulated deficit	(18,120)	(5,691)	(5,691)

Total stockholders’ (deficiency)/equity	(17,916)	(4,864)	30,073

Total liabilities and stockholders’ (deficiency)/equity	$22,784	$40,208	$40,208

See accompanying notes.

SYNCHRONOSS TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2003, 2004, and 2005
(in thousands, except per share data)

	Year Ended December 31,

	2003	2004	2005

Net revenues	$16,550	$27,191	$54,218
Costs and expenses:
Cost of services ($9, $2,610 and $8,089, were purchased from a related party in 2003, 2004 and 2005, respectively)*	7,655	17,688	30,205
Research and development	3,160	3,324	5,689
Selling, general and administrative	4,053	4,340	7,544
Depreciation and amortization	2,919	2,127	2,305

Total costs and expenses	17,787	27,479	45,743

(Loss) income from operations	(1,237)	(288)	8,475
Interest and other income	321	320	258
Interest expense	(128)	(39)	(133)

(Loss) income before income tax benefit	(1,044)	(7)	8,600
Income tax benefit	—	—	3,829

Net (loss) income	(1,044)	(7)	12,429
Preferred stock accretion	(35)	(35)	(34)

Net (loss) income attributable to common stockholders	$(1,079)	$(42)	$12,395

Net (loss) income attributable to common stockholders per common share:
Basic	$(0.11)	$(0.00)	$0.53

Diluted	$(0.11)	$(0.00)	$0.47

Weighted-average common shares outstanding:
Basic	9,838	10,244	23,508

Diluted	9,838	10,244	26,204

Pro forma net income			$12,429

Pro forma net income per share:
Basic			$0.49

Diluted			$0.47

Pro forma weighted-average shares outstanding:
Basic			25,508

Diluted			26,204

*	Cost of services excludes depreciation and amortization which is shown separately.
See accompanying notes.

SYNCHRONOSS TECHNOLOGIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY
Years ended December 31, 2003, 2004, and 2005
(in thousands)

						Stock		Accumulated
	Common Stock		Treasury Stock		Additional	Subscription	Deferred Stock	Other		Total
					Paid-In	Notes from	Based	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholders	Compensation	Loss	Deficit	Deficiency

Balance December 31, 2002	10,501	$1	(96)	$(19)	$939	$(602)	$—	$—	$(17,069)	$(16,750)
Interest on notes						(28)				(28)
Accretion of Series A redeemable convertible preferred stock					(35)					(35)
Employee’s repayment of notes						74				74
Net loss									(1,044)	(1,044)

Balance December 31, 2003	10,501	1	(96)	(19)	904	(556)	—	—	(18,113)	(17,783)
Interest on notes						(30)				(30)
Accretion of Series A redeemable convertible preferred stock					(35)					(35)
Employee’s repayment of notes						50				50
Issuance of common stock on exercise of employee options	2
Comprehensive loss:
Net loss									(7)	(7)
Unrealized loss on investments in marketable securities								(111)		(111)

Total comprehensive loss										(118)

Balance December 31, 2004	10,503	1	(96)	(19)	869	(536)	—	(111)	(18,120)	(17,916)
Interest on notes						(9)				(9)
Deferred stock-based compensation					847		(847)			—
Amortization of deferred compensation							120			120
Reversal of deferred compensation due to employee termination					(25)		25			—
Accretion of Series A redeemable convertible preferred stock					(34)					(34)
Employee’s repayment of notes and interest						545				545
Issuance of common stock on exercise of employee options	15				4					4
Comprehensive income:
Net income									12,429	12,429
Unrealized loss on investments in marketable securities								(3)		(3)

Net total comprehensive income										12,426

Balance December 31, 2005	10,518	$1	(96)	$(19)	$1,661	$—	$(702)	$(114)	$(5,691)	$(4,864)

See accompanying notes.

SYNCHRONOSS TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2003, 2004 and 2005
(in thousands)

	Year Ended December 31,

	2003	2004	2005

Operating activities:
Net (loss) income	$(1,044)	$(7)	$12,429
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization expense	2,919	2,127	2,305
Deferred income taxes	—	—	(4,644)
Provision for (reversal of) doubtful accounts	137	(123)	21
Amortization of deferred stock-based compensation	—	—	120
Non-cash interest expense	47	—	—
Non-cash interest income	(28)	(30)	—
Changes in operating assets and liabilities:
Accounts receivable	(4,658)	(1,790)	(5,868)
Prepaid expenses and other current assets	(333)	(239)	(490)
Other assets	21	(109)	(853)
Accounts payable	1,237	(579)	823
Accrued expenses	988	(253)	3,842
Due to a related party	9	399	178
Amounts due from stockholder	1,075	—	—
Deferred revenues	(427)	(1,044)	162

Net cash (used in) provided by operating activities	(57)	(1,648)	8,025
Investing activities:
Purchases of fixed assets	(2,419)	(3,282)	(2,414)
Employees’ repayment of notes	75	50	545
Purchases of marketable securities available for sale	(778)	—	(2,959)
Sale of marketable securities available for sale	2,961	1,396	2,848

Net cash used in by investing activities	(161)	(1,836)	(1,980)
Financing activities:
Proceeds from equipment loan	—	2,000	—
Proceeds from issuance of common stock	—	—	4
Repayments of equipment loan	(663)	(42)	(667)

Net cash provided by (used in) financing activities	(663)	1,958	(663)

Net (decrease) increase in cash and cash equivalents	(881)	(1,526)	5,382
Cash and cash equivalents at beginning of year	5,811	4,930	3,404

Cash and cash equivalents at end of period	$4,930	$3,404	$8,786

Supplemental disclosures of cash flow information
Cash paid for interest	$81	$39	$133

Cash paid for income taxes	$—	$—	$—

Accretion of redeemable preferred stock	$35	$35	$34

See accompanying notes.

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2005
(in thousands, except per share data)

1.	Description of Business
       Synchronoss Technologies, Inc. (the Company, or Synchronoss) is a leading provider of e-commerce transaction management solutions to the communications services marketplace based on its penetration into key providers of communications services. The Company conducts its business operations primarily in the United States of America, with some aspects of its operations being outsourced to entities located in India and Canada. The Company’s proprietary on-demand software platform enables communications service providers, or CSPs, to take, manage and provision orders and other customer-oriented transactions and perform related critical service tasks. The Company targets complex and high-growth industry segments including wireless, Voice over Internet Protocol, or VoIP, wireline and other markets. By simplifying technological complexities through the automation and integration of disparate systems, the Company enables CSPs to acquire, retain and service customers quickly, reliably and cost-effectively.

2.	Summary of Significant Accounting Policies
Pro Forma Information
       The pro forma balance sheet data as of December 31, 2005, reflects the automatic conversion of all outstanding shares of the Company’s Series A and Series 1 convertible preferred stock into an aggregate of 13,549 shares of common stock upon completion of the Company’s initial public offering.
       Pro forma net income per share is computed using the weighted-average number of common shares outstanding, including the pro forma effects of the automatic conversion of all outstanding Series A and Series 1 convertible preferred stock into shares of the Company’s common stock effective upon the assumed closing of the Company’s proposed initial public offering, as if such conversion had occurred on January 1, 2005.
Use of Estimates
       The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
Revenue Recognition and Deferred Revenue
       The Company provides services principally on a transaction fee basis or, at times, on a fixed fee basis and recognizes the revenues as the services are performed or delivered as described below:
       Transaction service arrangements: Transaction service revenues consists of revenues derived from the processing of transactions through the Company’s service platform and represents approximately 47%, 63% and 83% of net revenues during the years ended December 31, 2003, 2004 and 2005, respectively. Transaction service arrangements include services such as equipment orders, new account setup, number port requests, credit checks and inventory management.
       Transaction revenues are principally based on a contractual price per transaction and revenues are recognized based on the number of transactions processed during each reporting period. For

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)
these arrangements, revenues are recorded based on the total number of transactions processed at the applicable price established in the relevant contract. The total amount of revenues recognized is based primarily on the volume of transactions. At times, transaction revenues may also include billings to customers that reimburse the Company based on the number of individuals dedicated to processing transactions. The Company records revenues based on the applicable hourly rate per employee for each reporting period.
       Some of the Company’s contracts have guaranteed minimum volume transactions from its customers. In these instances, if the customers’ total transaction volume for the period is less than the contractual amount, the Company records revenues at the minimum guaranteed amount.
       Revenue is presented net of a provision for discounts, which are customer volume level driven, or credits, which are performance driven, and are determined in the period in which the volume thresholds are met or the services are provided.
       Set-up fees for transactional service arrangements are deferred and recognized on a straight-line basis over the life of the contract since these amounts would not have been paid by the customer without the related transactional service arrangement. The amount of set-up fees amortized in revenues during the years ended December 31, 2003, 2004 and 2005, were $661, $650 and $363, respectively. Deferred revenues principally represent set-up fees.
       Subscription Service Arrangements: Subscription service arrangements which are generally based upon fixed fees represent approximately 27%, 17% and 6% of the Company’s net revenues for the years ended December 31, 2003, 2004 and 2005, and relate principally to the Company’s enterprise portal management services. The Company records revenues on a straight line basis over the life of the contract for its subscription service contracts.
       Professional Service and Other Service Arrangements: Professional services and other services arrangements represent approximately 26%, 20% and 11% of the Company’s net revenues for the years ended December 31, 2003, 2004 and 2005. Professional services include process and workflow consulting services and development services, respectively. Professional services, when sold with transactional service arrangements, are accounted for separately when these services have value to the customer on a standalone basis and there is objective and reliable evidence of fair value of each deliverable. When accounted for separately, professional service (i.e. consulting services) revenues are recognized on a monthly basis, as services are performed and billed, according to the terms of the contract.
       In addition, in determining whether professional services can be accounted for separately from transaction service revenues, the Company considers the following factors for each professional services agreement: availability of the consulting services from other vendors, whether objective and reliable evidence of fair value exists for these services and the undelivered transaction service revenue, the nature of the consulting services, the timing of when the consulting contract was signed in comparison to the transaction service start date, and the contractual dependence of the transactional service on the customer’s satisfaction with the consulting work.
Concentration of Credit Risk
       The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable. The Company maintains its cash and cash equivalents in bank accounts, which, at times, exceed federally insured limits. The Company invests in high-quality financial instruments, primarily certificates of deposits and United States bonds. The Company has not recognized any losses in

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)
such accounts. The Company believes it is not exposed to significant credit risk on cash and cash equivalents. Concentration of credit risks with respect to accounts receivable are limited because of the creditworthiness of the Company’s major customers.
       One customer accounted for 41%, 82% and 80% of revenues in 2003, 2004 and 2005, respectively. One customer accounted for 65%, 92% and 76% of accounts receivable at December 31, 2003, 2004 and 2005, respectively.
Fair Value of Financial Instruments
       SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Due to their short-term nature, the carrying amounts reported in the financial statements approximate the fair value for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. As of December 31, 2003, 2004 and 2005, the Company believes the carrying amount of its equipment loan approximates its fair value since the interest rate of the equipment loan approximates a market rate. The fair value of the Company’s convertible preferred stock is not practicable to determine, as no quoted market price exists for the convertible preferred stock nor have there been any recent transactions in the Company’s convertible preferred stock. The convertible preferred stock will be converted into common stock of the Company upon consummation of a qualified initial public offering.
Cash and Cash Equivalents
       The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of acquisition, to be cash equivalents.
Investments in Marketable Securities
       Marketable securities consist of fixed income investments with a maturity of greater than three months and other highly liquid investments that can be readily purchased or sold using established markets. In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, these investments are classified as available-for-sale and are reported at fair value on the Company’s balance sheet. The Company classifies its securities with maturity dates of twelve months or more as long term. Unrealized holding gains and losses are reported within accumulated other comprehensive income as a separate component of stockholders’ deficiency. Unrealized holding gains and losses were not material in 2003. If a decline in the fair value of a marketable security below the Company’s cost basis is determined to be other than temporary, such marketable security is written down to its estimated fair value as a new cost basis and the amount of the write-down is included in earnings as an impairment charge. No other than temporary impairment charges have been recorded in any of the years presented herein.
Accounts Receivable and Allowance for Doubtful Accounts
       Accounts receivable consist of amounts due to the company from normal business activities. The Company maintains an allowance for estimated losses resulting from the inability of its customers to make required payments. The Company estimates uncollectible amounts based upon historical bad debts, current customer receivable balances, age of customer receivable balances, the customer’s financial condition and current economic trends.

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)
Property and Equipment
       Property and equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the lesser of the estimated useful lives of the assets, which range from 3 to 5 years, or the lesser of the related initial term of the lease or useful life for leasehold improvements.
       Expenditures for routine maintenance and repairs are charged against operations. Major replacements, improvements and additions are capitalized in accordance with Company policy.
Deferred Offering Costs
       Costs directly attributable to the Company’s offering of its equity securities have been deferred and capitalized as part of Other Assets. These costs will be charged against the proceeds of the offering once completed. The total amount deferred as of December 31, 2005 was approximately $850.
Impairment of Long-Lived Assets
       In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, a review of long-lived assets for impairment is performed when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. If an indication of impairment is present, the Company compares the estimated undiscounted future cash flows to be generated by the asset to its carrying amount. If the undiscounted future cash flows are less than the carrying amount of the asset, the Company records an impairment loss equal to the excess of the asset’s carrying amount over its fair value. The fair value is determined based on valuation techniques such as a comparison to fair values of similar assets or using a discounted cash flow analysis. There were no impairment charges recognized during the years ended December 31, 2003, 2004 and 2005.
Cost of Services
       Cost of Services includes all direct materials, direct labor and those indirect costs related to revenues such as indirect labor, materials and supplies and facilities cost, exclusive of depreciation expense.
Research and Development
       Research and development costs are expensed as incurred. Research and development expense consists primarily of costs related to personnel, including salaries and other personnel-related expenses, consulting fees and the cost of facilities, computer and support services used in service technology development. We also expense costs relating to developing modifications and enhancements of our existing technology and services.
Advertising
       The Company expenses advertising as incurred. Advertising expenses were $2, $1, and $40 for the years ended December 31, 2003, 2004 and 2005, respectively.

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)
Income Taxes
       The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (“SFAS No. 109”), Accounting for Income Taxes. Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method deferred income tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities and for operating losses and tax credit carryforwards, using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recorded if it is “more likely than not” that a portion or all of a deferred tax asset will not be realized.
Comprehensive Loss
       Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, requires components of other comprehensive loss, including unrealized gains and losses on available-for-sale securities, to be included as part of total comprehensive loss. The components of comprehensive loss are included in the statements of changes in stockholders’ deficiency.
Stock-Based Compensation
       The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations as permitted under Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123) which requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The following table illustrates the effect on net (loss) income if the Company had applied the minimum value recognition provisions of SFAS 123.

	Year Ended December 31,

	2003	2004	2005

Numerator:
Net (loss) income attributable to common stockholders, as reported	$(1,079)	$(42)	$12,395
Add non-cash employee compensation and preferred stock accretion as reported	—	—	155
Less total stock-based employee compensation expense determined under the minimum value method for all awards	(4)	(7)	(139)

Pro forma net (loss) income	$(1,083)	$(49)	$12,411

Net income (loss) per common share:
Basic:
As reported	$(0.11)	$(0.00)	$0.53

Pro forma	$(0.11)	$(0.00)	$0.53

Diluted:
As reported	$(0.11)	$(0.00)	$0.47

Pro forma	$(0.11)	$(0.00)	$0.47

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)
       Pro forma information regarding net income (loss) is required by FAS 123 and has been determined as if the Company has been accounting for its stock options awards under the minimum value method of that statement. The value of these options was estimated at the date of grant using a minimum value method with the following weighted-average assumptions:

	Employee
	Stock Options

	Year Ended
	December 31,

	2003	2004	2005

Expected term (in years)	6.5	7.0	5.0
Risk-free interest rate	4.26%	3.92%	4.38%
Dividend yield	0.00%	0.00%	0.00%
       The minimum value option-pricing valuation model was developed for use in estimating the value of options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions.
Basic and Diluted Net (Loss) Income Attributable to Common Stockholders per Common Share
       The Company calculates net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share. The Company has determined that its Series A Redeemable Convertible Preferred Stock represents a participating security. Because the Series A Redeemable Convertible Preferred Stock participates equally with common stock in dividends and unallocated income, the Company calculated basic earnings per share when the Company reports net income using the if-converted method, which in the Company’s circumstances is equivalent to the two class approach required by EITF 03-6 Participating Securities and the Two-Class Method under FASB Statement No. 128. Net losses are not allocated to the Series A Redeemable Convertible Series A Preferred Stockholders. The Series I convertible preferred stock, stock options and warrants are not considered for diluted earnings per share for the years ended December 31, 2003 and 2004 as their effect is anti-dilutive for such periods.

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)
       The following table provides a reconciliation of the numerator and denominator used in computing basic and diluted net income (loss) attributable to common stockholders per common share and pro forma net income (loss) attributable to common stockholders per common share.

	Year Ended December 31,

	2003	2004	2005

Historical
Numerator:
Net (loss) income	$(1,044)	$(7)	$12,429
Accretion of convertible preferred stock	(35)	(35)	(34)

Net (loss) income attributable to common stockholders	$(1,079)	$(42)	$12,395

Denominator:
Weighted average common shares outstanding	9,838	10,244	11,959
Assumed conversion of Series A Redeemable convertible preferred stock	—	—	11,549

Weighted average common shares outstanding — basic	9,838	10,244	23,508
Dilutive effect of:
Unvested restricted shares	—	—	46
Stock options and warrants for the purchase of common stock	—	—	650
Conversion of Series 1 convertible preferred stock into common stock	—	—	2,000

Weighted average common shares outstanding — diluted	9,838	10,244	26,204

Pro forma
Numerator:
Net income	$12,429

Denominator:
Historical weighted average common shares outstanding — basic	23,508
Assumed conversion of preferred stock into common stock	2,000

Pro forma weighted average common shares outstanding — basic	25,508
Dilutive effect of:
Unvested restricted shares	46
Stock options and warrants for the purchase of common stock	650

Pro forma weighted average common shares outstanding — diluted	26,204

Impact of Recently Issued Accounting Standards
       In May 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS No. 150). SFAS No. 150 requires that an issuer classify certain financial instruments as a liability because they embody an obligation of the issuer. The remaining provisions of SFAS No. 150 revise the definition of a liability to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The provisions of this statement require that any financial instruments that are mandatorily redeemable on a fixed or determinable date or upon an event certain to occur be classified as liabilities. Since the Company’s convertible preferred stock may be converted into common stock at the option of the stockholder, it is not classified as a liability under the provisions of SFAS No. 150.
       On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)), which is a revision of SFAS No. 123. SFAS 123(R) supersedes APB

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)
No. 25, and amends SFAS No. 95, Statement of Cash Flows. Generally the approach in SFAS 123(R) is similar to the approach described in SFAS No. 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative upon adopting SFAS 123(R).
       SFAS 123(R) must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. Because the Company used the minimum value method to determine values of its pro forma stock based compensation disclosures, the Company will adopt SFAS 123(R) using the prospective method on January 1, 2006.
       Although the Company cannot fully determine the amount of the impact of this new standard since it will be dependent upon the extent of stock based compensation awards issued in the future as well as the fair value attributed to the awards, it expects that adoption of the new standard will decrease earnings in the future.
Segment Information
       The Company currently operates in one business segment providing critical technology services to the communications industry. The Company is not organized by market and is managed and operated as one business. A single management team reports to the chief operating decision maker who comprehensively manages the entire business. The Company does not operate any material separate lines of business or separate business entities with respect to its services. Accordingly, the Company does not accumulate discrete financial information with respect to separate service lines and does not have separately reportable segments as defined by SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information.

3.	Investments in Marketable Securities
       The following is a summary of available for sale securities held by the Company:

		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2005
Certificates of deposit	$3,416	$—	$(60)	$3,356
Government bonds	3,914	—	(54)	3,860

	$7,330	$—	$(114)	$7,216

December 31, 2004
Certificates of deposit	$3,916	$—	$(77)	$3,839
Government bonds	3,312	—	(34)	3,278

	$7,228	$—	$(111)	$7,117

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)
       The Company’s available for sale investments have the following maturities at:

	December 31,

	2004	2005

Due in one year or less	$1,193	$4,152
Due after one year, less than five years	5,924	3,064

	$7,117	$7,216

3.	Investments in Marketable Securities (continued)
       Unrealized gains and losses are reported as a component of accumulated other comprehensive loss in stockholders’ deficiency. For the years ended December 31, 2003, 2004 and 2005, realized losses were $9, $17 and $39, respectively. The cost of securities sold is based on specific identification method.
       Unrealized loss positions for which other than temporary impairments have not been recognized at December 31, 2004 and 2005 are summarized as follows:

	December 31,

	2004	2005

Less than 12 months	$34	$66
Greater than 12 months	77	48

	$111	$114

       Unrealized gains and losses were not material in 2003. Unrealized losses in the Company’s portfolio relate primarily to fixed income debt securities. For these securities, the unrealized losses are due to increases in interest rates and not changes in credit risk. The Company has concluded that the unrealized losses in its marketable securities are not other-than-temporary as the Company has the ability to hold the securities to maturity or a planned forecasted recovery.

4.	Property and Equipment
       Property and equipment consist of the following:

	December 31,

	2004	2005

Computer hardware	$6,888	$7,928
Computer software	6,070	5,882
Furniture and fixtures	481	498
Leasehold improvements	750	904

	14,189	15,212
Less accumulated depreciation and amortization	(10,091)	(11,005)

	$4,098	$4,207

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)

5.	Accrued Expenses
       Accrued expenses consist of the following:

	December 31,

	2004	2005

Accrued compensation and benefits	$926	$2,635
Accrued other	1,241	2,737
Income tax payable	—	815

	$2,167	$6,187

6.	Financing Arrangements
       On October 6, 2004, the Company entered into a Loan and Security Agreement (the “Agreement”) with a bank which expires on December 1, 2007. The Agreement includes a Revolving Promissory Note for up to $2,000 and an Equipment Term Note for up to $3,000. This replaced a previous loan which was fully paid in 2004.
       Availability under the Agreement for the Revolving Promissory Note is based on defined percentages of eligible accounts receivable. Borrowings on the revolving credit agreement bear interest at the prime rate plus 1.25% (6.5% at December 31, 2004 and 8.5% at December 31, 2005) payable monthly. Interest only on the unpaid principal amount is due and payable monthly in arrears, commencing January 1, 2005 and continuing on the first day of each calendar month thereafter until maturity, at which point all unpaid principal and interest related to the revolving advances will be payable in full. There were no draws against the Revolving Promissory Note as of December 31, 2005.
       As of December 31, 2004 and 2005, the Company had outstanding borrowings of $2,000 and $1,333, respectively, against the Equipment Term Note to fund purchases of eligible equipment. Borrowings on the equipment line bear interest at the prime rate plus 1.75% (7% at December 31, 2004 and 9% at December 31, 2005) and principal and interest is payable monthly.
       The Company paid a facility fee and certain other bank fees in connection with the financing arrangement. The agreement requires the Company to meet certain financial covenants. The Company was in compliance with the covenants at December 31, 2004 and December 31, 2005. Borrowings are collateralized by all of the assets of the Company.
       Principal payments due on the outstanding Equipment Term Note at December 31, 2005 are as follows:

2006	667
2007	666

$1,333

7.	Capital Structure
       As of December 31, 2004 and 2005, the Company’s authorized capital stock was 45,103 shares of stock with a par value of $0.0001 of which 30,000 shares were designated Common Stock and 15,103 shares were designated Preferred Stock (Series A and Series 1).

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)
Common Stock
       Each holder of Common Stock is entitled to vote on all matters and is entitled to one vote for each share held. Dividends on Common Stock will be paid when, as and if declared by the Board of Directors. No dividends have ever been declared or paid by the Company. At December 31, 2004 and 2005, there were 13,549 shares of Common Stock reserved for the conversion of the Series 1 and Series A Preferred Stock and 4,483 shares of Common Stock reserved for issuance under the 2000 Stock Plan.
Preferred Stock
       Preferred Stock may be issued from time to time in one or more series. The Company designated 2,000 shares as Series 1 Convertible Preferred Stock (“Series 1”) and 13,103 as Series A Redeemable Convertible Preferred Stock (“Series A”) as of December 31, 2004 and 2005. The Series A Redeemable Convertible Preferred Stock and the Series 1 Convertible Preferred Stock are automatically convertible into common stock on a one-for-one basis in the event of an underwritten public offering (or a combination of offerings) of common stock with gross proceeds to the Company of not less than $20 million (Qualified IPO) and a per share price of at least $8.70.
Series A Redeemable Convertible Preferred Stock
       The holders of Series A have the right, at their option, at any time, to convert their shares into fully paid and non-assessable shares of Common Stock at the conversion price of $2.90 per share, adjusted for events as defined in the Certificate of Incorporation (as amended and restated). The holders of Series A are entitled to one vote for each share of Common Stock into which the Series A could then be converted. In the event the Company declares or pays dividends to the holders of the Common Stock, the holders of Series A are entitled to such dividends, based on the number of shares of Common Stock into which the Series A could then be converted. Upon any liquidation, sale, merger, dissolution or winding up of the Corporation, the holders of Series A are entitled to receive, in preference to Series 1, Common Stock and any other series of Preferred Stock, an amount equal to $5.80 per share, plus any accrued or declared but unpaid dividends with any remaining assets being distributed ratably to the holders of Series 1 and Common Stock.
       The holders of a majority of the Series A Preferred Stock had the right to require the Company to redeem all shares of the Series A Preferred Stock at the initial purchase price plus any declared but unpaid dividends in three equal installments beginning on the date which is five years after the first issuance of shares of Series A Preferred Stock (November 13, 2005). The redemption right was exercisable by the holders of a majority of the Series A Preferred Stock by providing written notice to the Company at least 30 days prior to November 13, 2005. Notice of exercise was not provided to the Company at least 30 days prior to November 13, 2005, resulting in termination of the redemption right as of October 14, 2005 (the date 30 days prior to November 13, 2005). The Series A Redeemable Convertible Preferred Stock continues to be classified in the “mezzanine” section of the Balance Sheet as the security has certain change in control provisions that warrant such a classification.
       The carrying value of the Series A Redeemable Convertible Preferred Stock was increased by periodic accretions so that the carrying amount was equal to the redemption amount at the redemption date. These increases were effected through charges to additional paid-in capital. At December 31, 2005, the Series A Redeemable Convertible Preferred Stock amount was fully accreted to its redemption value of $33.5 million.

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)
Series 1 Convertible Preferred Stock
       The holders of Series 1 have the right, at their option, at any time, to convert their shares into fully paid and non-assessable shares of Common Stock by dividing the liquidation preference ($12 million) by the conversion price of $6.00 per share, adjusted for events as defined in the Certificate of Incorporation (as amended and restated). The holders of Series 1 are entitled to one vote for each share of Common Stock into which the Series 1 could then be converted. The Series 1 holders are not entitled to dividends. Upon any liquidation, sale, merger, dissolution or winding up of the Corporation, the holders of Series 1 are entitled to receive, in preference to Common Stock, an amount equal to $6.00 per share, plus any accrued or declared but unpaid dividends, with any remaining assets being distributed ratably to the holders of Common Stock.
       The Series 1 Convertible Preferred Stock is classified in the “mezzanine” section of the balance sheet because the security has certain change in control provisions that warrant such a classification. However, the Series 1 Convertible Preferred Stock is not being accreted because as of December 31, 2005 it is not probable that a change in control would require a payment to the Series 1 shareholder.
Warrants
       Prior to 2003, the Company issued Series A Preferred Stock warrants to a bank as part of a loan and security agreement. The Company has 95 of these warrant shares outstanding for each of the years ended 2003, 2004 and 2005. The warrants have an exercise price of $2.90 per share (adjusted for stock splits, stock dividends, etc.). The value of the warrants was capitalized as debt issuance cost and amortized to interest expense over the term of the loans. The total charge to interest expense was not material for the periods presented herein. The warrants may be exercised at any time, in whole or in part, during the exercise period, which expires on May 20, 2008. No warrants were issued or exercised in 2003, 2004 and 2005. The warrants will automatically become exercisable for shares of common stock upon the closing of a qualified public offering.

8.	Stock Plan
       On October 27, 2000, the Board of Directors approved the Synchronoss Technologies, Inc. 2000 Stock Plan (the “Stock Plan”) to provide employees, outside directors and consultants an opportunity to acquire a proprietary interest in the success of the Company or to increase such interest, by receiving options or purchasing shares of the Company’s stock at a price not less than the fair market value at the date of grant for “incentive” stock options and a price not less than 30% of the fair market value at the date of grant for “non-qualified” options. No option will have a term in excess of 10 years. The Company has reserved up to 4,483 shares for issuance under the Stock Plan.
       The Stock Plan is administered by the Board and is responsible for determining the individuals to be granted options or shares, the number each individual will receive, the price per share, and the exercise period of each option. In establishing its estimates of fair value of our common stock, the Company considered the guidance set forth in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and performed a retrospective determination of the fair value of its common stock for the year ended December 31, 2005, utilizing a combination of valuation methods.

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)
Stock Options
       The following table summarizes information about stock options outstanding.

		Options Outstanding

			Option	Weighted-
	Shares	Number	Price Per	Average
	Available	of	Share	Exercise
	for Grant	Shares	Range	Price

Balance at December 31, 2002	1,792	285	$0.29	$0.29
Options granted	(278)	278	0.29	0.29
Options exercised	—	—	0.29	0.29
Options forfeited	155	(155)	—	.29

Balance at December 31, 2003	1,669	408	0.29	0.29
Options granted	(562)	562	0.29	0.29
Options exercised	—	(1)	0.29	0.29
Options forfeited	179	(179)	—	0.29

Balance at December 31, 2004	1,286	790	0.29	—
Options granted	(425)	424	0.45 - 10.00	3.15
Options exercised	—	(15)	0.29	0.29
Options forfeited	120	(120)	0.29 - 10.00	0.30

Balance at December 31, 2005	981	1,079

Exercisable at December 31, 2003		88

Exercisable at December 31, 2004		178

Exercisable at December 31, 2005		377

       At December 31, 2005, the average remaining contractual life of outstanding options was approximately 8.4 years. The weighted-average fair value of options granted during 2003, 2004 and 2005 was approximately $0.07, $0.07 and $5.11 per share, respectively.
       Options may be exercised in whole or in part for 100% of the shares subject to vesting at any time after the date of grant. Options generally vest 25% on the first year anniversary date of grant plus an additional 1/48 for each month thereafter. If an option is exercised prior to vesting, the underlying shares are subject to a right of repurchase at the exercise price paid by the option holder. The right of repurchase shall lapse with respect to the first 25% of the purchased shares when the purchaser completes 12 months of continuous service and shall lapse an additional 1/48 of the purchased shares when the purchaser completes each month of continuous service thereafter. There were no options exercised prior to vesting during 2003, 2004 and 2005.

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)
       The Company performed a retrospective determination of the fair value of the Company’s common stock for the year ended December 31, 2005 and granted stock options with exercise prices as follows:

			Retrospective
	Number of		Determination of
Grant Date	Options Granted	Exercise Price	Fair Value	Intrinsic Value

April 12, 2005	207	$0.45	$1.84	$1.39
July 14, 2005	98	$0.45	$6.19	$5.74
October 21, 2005	120	$10.00	$7.85	—
       The Company recorded approximately $847 in gross deferred compensation expense and recognized compensation expense of approximately $120 during the year ended December 31, 2005 in connection with these stock grants. The Company reversed deferred compensation of approximately $25 related to employee terminations during the year ended December 31, 2005.
       The following table summarizes information about stock options outstanding at December 31, 2005:

			Weighted-Average
			Remaining
		Options	Contractual Life
Exercise Price	Options Outstanding	Vested	(in years)

$0.29	681	199	7.82
$0.45	279	—	9.37
$10.00	119	—	9.81

	1,079	199

Restricted Stock Purchases
       Under the Stock Plan, certain eligible individuals may be given the opportunity to purchase the Company’s Common Stock at a price not less than the par value of the shares. The Board of Directors determines the purchase price at its sole discretion. The purchase price paid for restricted stock awards granted to date has been equal to the fair market value at the date of grant. Shares awarded or sold under the Stock Plan are subject to certain special forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Board of Directors may determine. Under most circumstances, the right of repurchase shall lapse with respect to the first 25% of the purchased shares when the purchaser completes 12 months of continuous service and shall lapse an additional 1/48 of the purchased shares when the purchaser completes each month of continuous service thereafter. Unless otherwise provided in the stock purchase agreement, any right to repurchase the shares at the original purchase price upon termination of the purchaser’s service shall lapse with respect to the number of shares that would vest over a twelve-month period or shall lapse to all remaining shares if the Company is subject to a change of control before the purchaser’s service terminates or if the purchaser is subject to an involuntary termination within 12 months following a change of control. No restricted shares were purchased or granted during 2004 and 2005. As of December 31, 2004 and 2005 approximately $47 (162 shares) and $13 (45 shares), respectively, of restricted stock is unvested and subject to repurchase rights.

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)
Stock Subscription Notes
       As permitted under the Stock Plan, the purchasers of restricted stock signed full recourse promissory notes for the value of their shares at the date of grant and interest rates range from 5.5% to 6.3%. The notes were collateralized by a first-priority interest in all of the shares and the purchaser is personally liable for full payment of the principal and interest, with the Company having full recourse against the borrower’s personal assets. At December 31, 2004 notes and accrued interest receivable of $536 remain outstanding and are classified in stockholders’ deficiency. As of December 31, 2005, all loans were fully repaid and there are no further loans outstanding.
9. 401(k) Plan
       The Company has a 401(k) plan (the “Plan”) covering all eligible employees. The Plan allows for a discretionary employer match. The Company incurred and expensed $54, $38 and $71 for the years ended December 31, 2003, 2004 and 2005, respectively, in 401(k) contributions during the year.

10.	Income Taxes
       Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax asset are as follows:

	December 31,

	2003	2004	2005

Deferred tax assets:
Current deferred tax assets
Accrued vacation	$25	$25	$35
Accrued miscellaneous	—	—	101
Bad debts reserve	144	80	89
Net operating loss carryforwards	—	—	3,799

	169	105	4,024
Non-current deferred tax assets:
Net operating loss carryforwards	6,646	6,612	—
Depreciation and amortization	458	437	356
Deferred compensation	—	—	49
Charitable contributions	12	21	51
AMT credit carryover	—	—	164

Total gross deferred tax assets	7,285	7,175	4,644
Valuation allowance	(7,285)	(7,175)	—

Net deferred income taxes	$—	$—	$4,644

       The Company records a valuation allowance for temporary differences for which it is more likely than not that the Company will not receive future tax benefits. During 2005, the Company generated substantial taxable income and expects to continue to generate taxable income for the foreseeable future. As such, the Company determined that it is more likely than not that it will realize its future tax benefits and reduced the valuation allowance to zero.
       At December 31, 2005, the Company has approximately $8,400 of Federal and $14,500 of state net operating loss carry forwards available to offset future taxable income. The federal and state net operating loss carry forwards will begin expiring in 2021 and 2011, respectively, if not utilized. In addition, the utilization of the state net operating loss carry forwards is subject to a $2,000 annual limitation. The Company has determined that substantially all of its net operating losses are available for future use since it has not had a “change in ownership”, as defined by the Tax Reform

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)
Act of 1986, since 2000. The Company believes that it is possible that a change in ownership could occur if the Company completes its initial public offering as a result of the issuance of new shares of Common Stock in the initial public offering. If such a change in ownership occurs, its ability to use the net operating loss carryforwards may be limited.
       Significant components of the Company’s deferred tax assets and liabilities as of December 2003, 2004, and 2005 are shown above. Due to the uncertainty of the Company’s ability to realize the benefit of the deferred tax assets, the net deferred tax assets are fully offset by a valuation allowance at December 31, 2003 and 2004.
       A reconciliation of the statutory tax rates and the effective tax rates for the three years ended December 31, 2005 are as follows:

	Year Ended
	December 31,

	2003	2004	2005

Statutory rate	34%	34%	34%
State taxes, net of federal benefit	0%	0%	5%
Permanent adjustments	(1)%	(631)%	0%
Valuation allowance	(33)%	597%	(84)%

Net	—	—	(45)%

       Income tax expense (benefit) consisted of the following components:

	Year Ended December 31,

	2003	2004	2005

Current:
Federal	$—	$—	$164
State	—	—	651
Deferred:
Federal	—	—	(3,579)
State	—	—	(1,065)

Income tax benefit	$—	$—	$(3,829)

11.	Commitments and Contingencies
Leases
       The Company leases office space, automobiles and office equipment under noncancelable operating lease agreements, which expire through March 2012. Aggregate annual future minimum lease payments under these noncancelable leases are as follows:

Year ending December 31:
2006	$1,168
2007	1,180
2008	1,106
2009	905
2010	529
2011 and thereafter	658

$5,546

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)
       Rent expense for the years ended December 31, 2003, 2004 and 2005 was $619, $873 and $1,353, respectively.

12.	Related Parties
Omniglobe International, L.L.C.
       Omniglobe International, L.L.C., a Delaware limited liability company with operations in India, provides data entry services relating to the Company’s exception handling management. The Company pays Omniglobe an hourly rate for each hour worked by each of its data entry agents. For these services, the Company has paid Omniglobe $0, $2,211 and $8,089 in 2003, 2004 and 2005, respectively. At December 31, 2004 and 2005, amounts due to Omniglobe were $399 and $577, respectively.
       As of December 31, 2005, the Company had agreements with Omniglobe. One of the Company’s agreements with Omniglobe provides for minimum levels of staffing at a specific price level resulting in an overall minimum commitment of $350 over the next six months. Services provided include data entry and related services as well as development and testing services. The current agreements may be terminated by either party without cause with 30 or 60 days written notice prior to the end of the term. Unless terminated, the agreement will automatically renew in six month increments. As of December 31, 2005 the Company does not intend to terminate its arrangements with Omniglobe.
       On March 12, 2004, certain of the Company’s executive officers and their family members acquired indirect equity interests in Omniglobe by purchasing an ownership interest in Rumson Hitters, L.L.C., a Delaware limited liability company, as follows:

			Purchase
			Price of
			Interest in
	Position with	Equity Interest	Runson
Name	Synchronoss	in Omniglobe	Hitters, L.L.C.

Stephen G. Waldis	Chairman of the Board of Directors, President and Chief Executive Officer	12.23%	$95,000
Lawrence R. Irving	Chief Financial Officer and Treasurer	2.58%	$20,000
David E. Berry	Vice President and Chief Technology Officer	2.58%	$20,000
Robert Garcia	Executive Vice President of Product Management and Service Delivery	1.29%	$10,000
       Since the date that the Company’s officers and their family members acquired their interests in Rumson Hitters, Omniglobe has paid an aggregate of $1.3 million in distributions to all of its interest holders, including Runson Hitters. In turn, Rumson Hitters has paid an aggregate of $0.7 million in distributions to its interest holders, including $153,655 in distributions to Stephen G. Waldis and his family members, $32,348 in distributions to Lawrence R. Irving, $32,348 in distributions to David E. Berry and his family members and $16,174 in distributions to Robert Garcia.
       Synchronoss considered making an investment in Omniglobe but elected not to pursue the opportunity based on the recommendation of the Company’s independent directors. Only after Synchronoss declined to pursue the opportunity did members of the Company’s management team

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)
make their investments. None of the members of the management team devotes time to the management of Omniglobe.
       Upon completion of the Company’s initial public offering, Rumson Hitters will repurchase, at the original purchase price, the equity interests in Rumson Hitters held by each of the Company’s employees and their family members, such that no employee of the Company or family member of such employee will have any interest in Rumson Hitters or Omniglobe after this offering. Neither the Company nor any of its employees will not provide any of the funds to be used by Rumson Hitters in repurchasing such equity interests.
Vertek Corporation
       Vertek Corporation, a New Jersey corporation with principal offices in New Jersey and Vermont, is a solutions provider to the communications services industry and at December 31, 2005 is 100% owned by one of the Company’s directors, James McCormick.
       For various consulting services, the Company paid Vertek $9,000, $399,230 and $0 in 2003, 2004 and 2005, respectively. However, Synchronoss may use the consulting services of Vertek for various contracts that Company is currently pursuing. At December 31, 2004 and 2005, there were no amounts due to or from Vertek.

13.	Selected Quarterly Financial Data (Unaudited)

	Quarter Ended

	March 31	June 30	September 30	December 31

	(in thousands, except per share data)
2004
Net Revenues	$5,819	$6,265	$6,381	$8,726
Gross Profit	2,051	1,952	2,240	3,260
Net (loss) income	(320)	(204)	119	398
Net (loss) income attributable to common stockholders	(329)	(212)	110	389
Basic net (loss) income per common share(1)	(0.02)	(0.01)	0.01	0.02
Diluted net income per common share(1)	(0.01)	(0.01)	0.00	0.02
2005
Net Revenues	$11,350	$13,776	$14,115	$14,977
Gross Profit	5,069	5,829	6,139	6,976
Net income	1,527	1,929	1,998	6,975	(2)
Net income attributable to common stockholders	1,519	1,921	1,987	6,968
Basic net (loss) income per common share(1)	0.07	0.09	0.09	0.32
Diluted net income per common share(1)	0.06	0.08	0.08	0.29

(1)	Per common share amounts for the quarters and full years have been calculated separately. Accordingly, quarterly amounts do not add to the annual amount because of differences in the weighted-average common shares outstanding during each period principally due to the effect of the Company’s issuing shares of its common stock during the year.

SYNCHRONOSS TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share data)

(2)	Includes the impact of a reduction of the Company’s deferred tax valuation allowance of $4.6 million.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in the prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date.

      Through and including                     , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                     Shares
Synchronoss
Technologies, Inc.
Common Stock

Goldman, Sachs & Co.
Deutsche Bank Securities
Thomas Weisel Partners LLC

PART II
Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution
       The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

SEC Registration fee		$8,025
NASD fee		*
Nasdaq National Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Custodian and transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$	*

       * To be provided by subsequent amendment.

Item 14.	Indemnification of Directors and Officers
       Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation’s board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit indemnification under limited circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”). Article VI, Section 6.1 of our bylaws provides for mandatory indemnification of our directors and officers to the maximum extent permitted by the Delaware General Corporation Law. Our amended and restated certificate of incorporation provides that, under Delaware law, our directors and officers shall not be liable for monetary damages for breach of the officers’ or directors’ fiduciary duty as officers or directors to our stockholders and us. This provision in the amended and restated certificate of incorporation does not eliminate the directors’ or officers’ fiduciary duty, and in appropriate circumstances, equitable remedies like injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director or officer will continue to be subject to liability for breach of the director’s or officer’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, for actions leading to improper personal benefit to the director or officer, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. This provision also does not affect a director’s or officer’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. We have entered into indemnification agreements with our directors and officers, a form of which is attached as Exhibit 10.1 and incorporated by reference. The indemnification agreements provide our directors and officers with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is made to Section 8 of the underwriting agreement contained in Exhibit 1.1 to this prospectus, indemnifying our directors and officers against limited liabilities. In addition, Section 1.7 of the Registration Rights Agreement contained in Exhibits 4.5 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in the Registration Rights Agreement.

Item 15.	Recent Sales of Unregistered Securities
       In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:
       1. We granted direct issuances or stock options to purchase 1,264,000 shares of our common stock at exercise prices ranging from $0.29 to $10.00 per share to employees, consultants, directors and other service providers under our 2000 Stock Plan. We did not grant any direct issuances or stock options outside of the 2000 Plan.
       2. We issued and sold an aggregate of                      shares of our common stock to employees, consultants, and other service providers for aggregate consideration of approximately $          under direct issuances or exercises of options granted under our 2000 Stock Plan. We did not issue or sell any shares of our common stock to employees, consultants, and other service providers outside of the 2000 Stock Plan.
       3. The sale of the above securities was deemed to be exempt from registration under Rule 701 promulgated under Section 3(b) of the Securities Act as transactions under compensation benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement.
3	.1#	Amended and Restated Certificate of Incorporation of the Registrant.
3	.2*	Form of Restated Certificate of Incorporation to be effective upon closing.
3	.3#	Bylaws of the Registrant.
3	.4*	Amended and Restated Bylaws of the Registrant to be effective upon closing.
4.1		Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.
4	.2*	Form of Registrant’s Common Stock certificate.
4	.3#	Amended and Restated Investors Rights Agreement, dated December 22, 2000, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto.
4	.4#	Amendment No. 1 to Synchronoss Technologies, Inc. Amended and Restated Investors Rights Agreement, dated April 27, 2001, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto.
4	.5#	Registration Rights Agreement, dated November 13, 2000, by and among the Registrant and the investors listed on the signature pages thereto.
4	.6#	Amendment No. 1 to Synchronoss Technologies, Inc. Registration Rights Agreement, dated May 21, 2001, by and among the Registrant, certain stockholders listed on the signature pages thereto and Silicon Valley Bank.
5	.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.
10	.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10	.2†#	Synchronoss Technologies, Inc. 2000 Stock Plan and forms of agreements thereunder.
10	.3*†	2006 Equity Incentive Plan and forms of agreements thereunder.
10	.4*†	2006 Employee Stock Purchase Plan.

Exhibit
No.		Description

10	.5#	Lease Agreement between the Registrant and BTCT Associates, L.L.C. for the premises located at 750 Route 202 South, Bridgewater, New Jersey, dated as of May 11, 2004.
10	.6#	Lease Agreement between the Registrant and Liberty Property Limited Partnership for the premises located at 1525 Valley Center Parkway, Bethlehem, Pennsylvania, dated as of February 14, 2002.
10	.7#	Lease Agreement between the Registrant and Apple Tree LLC for the premises located at 8201 164th Avenue NE, Redmond, Washington, dated as of November 28, 2005.
10	.8#	Warrants to Purchase Series A Preferred Stock of the Registrant issued to Silicon Valley Bank, dated as of May 21, 2001 and June 26, 2002.
10	.9#	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated as of May 21, 2001.
10	.10‡	Cingular Master Services Agreement, effective September 1, 2005 by and between the Registrant and Cingular Wireless LLC.
23	.1*	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.
23	.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).
24	.1#	Power of Attorney (included on signature page of this filing).

†	Compensation Arrangement.

*	To be filed by amendment.

‡	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

#	Previously filed as an exhibit to this Registration Statement filed February 28, 2004.

(b)	Financial Statement Schedules
       The following financial supplement schedule is filed as part of this Registration Statement:
       Schedule II: Valuation and Qualifying Accounts
       All other schedules have been omitted as they are not required, not applicable, or the required information is otherwise included.
Schedule II: Valuation and Qualifying Accounts

	Balance			Balance at
	Beginning of	Charged to		End of
Allowance for Doubtful Accounts	Year	Expense	Write-Offs	Year

	(in thousands)
December 31, 2003	$220	$137	$—	$357
December 31, 2004	$357	$(123)	$(34)	$200
December 31, 2005	$200	$21	$—	$221

Note:	Additions to the allowance for doubtful accounts are charged to expenses.

Item 17.	Undertakings
       We undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in the denominations and registered in the names as required by the underwriters to permit prompt delivery to each purchaser.
       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant under the Delaware General Corporation Law, the amended and restated certificate of incorporation or our bylaws, the underwriting agreement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of ours in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered in this offering, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.
       We undertake that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

SIGNATURES
       Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bridgewater, State of New Jersey, on this 14th day of April, 2006.

SYNCHRONOSS TECHNOLOGIES, INC.

By:	/s/ Stephen G. Waldis

Stephen G. Waldis
Chairman of the Board of Directors,
President and Chief Executive Officer
SIGNATURES
       Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Stephen G. Waldis Stephen G. Waldis	Chairman of the Board of Directors, President and Chief Executive Officer	April 14, 2006

/s/ Lawrence R. Irving Lawrence R. Irving	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	April 14, 2006

* William Cadogan	Director	April 14, 2006

* Thomas J. Hopkins	Director	April 14, 2006

* James McCormick	Director	April 14, 2006

* Scott Yaphe	Director	April 14, 2006

By: /s/ Stephen G. Waldis Stephen G. Waldis Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement.
3	.1#	Amended and Restated Certificate of Incorporation of the Registrant.
3	.2*	Form of Restated Certificate of Incorporation to be effective upon closing.
3	.3#	Bylaws of the Registrant.
3	.4*	Amended and Restated Bylaws of the Registrant to be effective upon closing.
4.1		Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.
4	.2*	Form of Registrant’s Common Stock certificate.
4	.3#	Amended and Restated Investors Rights Agreement, dated December 22, 2000, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto.
4	.4#	Amendment No. 1 to Synchronoss Technologies, Inc. Amended and Restated Investors Rights Agreement, dated April 27, 2001, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto.
4	.5#	Registration Rights Agreement, dated November 13, 2000, by and among the Registrant and the investors listed on the signature pages thereto.
4	.6#	Amendment No. 1 to Synchronoss Technologies, Inc. Registration Rights Agreement, dated May 21, 2001, by and among the Registrant, certain stockholders listed on the signature pages thereto and Silicon Valley Bank.
5	.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.
10	.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10	.2†#	Synchronoss Technologies, Inc. 2000 Stock Plan and forms of agreements thereunder.
10	.3*†	2006 Equity Incentive Plan and forms of agreements thereunder.
10	.4*†	2006 Employee Stock Purchase Plan.
10	.5#	Lease Agreement between the Registrant and BTCT Associates, L.L.C. for the premises located at 750 Route 202 South, Bridgewater, New Jersey, dated as of May 11, 2004.
10	.6#	Lease Agreement between the Registrant and Liberty Property Limited Partnership for the premises located at 1525 Valley Center Parkway, Bethlehem, Pennsylvania, dated as of February 14, 2002.
10	.7#	Lease Agreement between the Registrant and Apple Tree LLC for the premises located at 8201 164th Avenue NE, Redmond, Washington, dated as of November 28, 2005.
10	.8#	Warrants to Purchase Series A Preferred Stock of the Registrant issued to Silicon Valley Bank, dated as of May 21, 2001 and June 26, 2002.
10	.9#	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated as of May 21, 2001.
10	.10‡	Cingular Master Services Agreement, effective September 1, 2005 by and between the Registrant and Cingular Wireless LLC.
23	.1*	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.
23	.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).
24	.1#	Power of Attorney (included on signature page of this filing).

†	Compensation Arrangement.

*	To be filed by amendment.

‡	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

#	Previously filed as an exhibit to this Registration Statement filed February 28, 2004.